                                                  RULE NO. 424(b)(1)
                                                  REGISTRATION NO. 333-32966

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                            4,000,000 Common Shares

                             [LOGO OF GSI LUMONICS]

                               US$17.00 per share

--------------------------------------------------------------------------------

GSI Lumonics Inc. is offering 4,000,000 common shares in the United States and Canada. This is a firm commitment underwriting.

The common shares are listed on the Nasdaq National Market under the symbol "GSLI" and on The Toronto Stock Exchange under the symbol "LSI." On April 10, 2000, the last reported sale price of the common shares was US$18.375 on the Nasdaq National Market and Cdn$27.00 on The Toronto Stock Exchange.

Investing in the common shares involves risks. See "Risk Factors" beginning on page 6.

                                                    Per
                                                   Share       Total
                                                  -------- -------------
        Price to the public...................... US$17.00 US$68,000,000
        Underwriting discount....................    0.893     3,570,000
        Proceeds to GSI Lumonics.................   16.107    64,430,000

GSI Lumonics and the selling shareholders identified in this prospectus have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 305,083 additional shares from us and 294,917 additional shares from the selling shareholders within 30 days following the date of this prospectus to cover over-allotments. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CIBC World Markets                                                     Chase H&Q

                            Needham & Company, Inc.

                 The date of this prospectus is April 11, 2000.

                               Table of Contents

                                                                            Page
                                                                            ----
   Prospectus Summary.....................................................    1
   Risk Factors...........................................................    6
   Special Note Regarding Forward-Looking Statements......................   14
   Use of Proceeds........................................................   15
   Dividend Policy........................................................   15
   Capitalization.........................................................   16
   Price Range of Common Shares...........................................   17
   Selected Consolidated Financial Data...................................   18
   Management's Discussion and Analysis of Financial Condition and Results
    of Operations.........................................................   19
   Business...............................................................   27
   Management.............................................................   37
   Selling Shareholders...................................................   39
   Description of Common Shares...........................................   40
   Tax Considerations.....................................................   41
   Underwriting...........................................................   45
   Legal Matters..........................................................   48
   Experts................................................................   48
   Where You Can Find More Information....................................   48
   Documents Incorporated by Reference....................................   48
   Index to Consolidated Financial Statements.............................  F-1

                           -------------------------

  As used in this prospectus, the terms "we," "us," "our," "GSI Lumonics" and the "Company" mean GSI Lumonics Inc. and its subsidiaries, unless the context indicates another meaning, and the term "common shares" means our common shares, no par value. In this prospectus unless stated otherwise, all references to "US$" or "$" are to U.S. dollars and all references to "Cdn$" are to Canadian dollars.

  Our principal executive offices are located at 105 Schneider Road, Kanata, Ontario, Canada K2K 1Y3. Our telephone number is (613) 592-1460.

  Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

  The underwriters are offering the common shares subject to various conditions and may reject all or part of any order. The shares should be ready for delivery on or about April 17, 2000 against payment in immediately available funds.

  The following trademarks and trade names of GSI Lumonics are used in this prospectus: WaferMark(R), LightWriter(R), ScreenCut(R), SoftMark(R), LuxStar(R), PC-Mark(R), Laserdyne(R), Xymark(R), LaserMark(R) and ScanArray(R).

                               Prospectus Summary

This summary highlights information contained in other parts of this prospectus. Because it is a summary, it may not contain all of the information that you should consider before investing in our common shares. You should read the entire prospectus carefully, including "Risk Factors," the consolidated financial statements and the related notes, and the documents to which we have referred you, before making an investment decision.

                               GSI Lumonics Inc.

We design, develop, manufacture and market laser-based advanced manufacturing systems and components for a wide range of applications including cutting, drilling, welding, marking, micro-machining, inspection, and optical detection and transmission. Major markets for these products include the semiconductor, electronics, automotive, medical/biotechnology and telecommunications industries. In addition, we sell to other markets such as the aerospace and packaging industries.

Laser systems offer manufacturers precision, lower production costs, fast solutions and production line flexibility. Semiconductor manufacturers face demands for greater throughput, reduced device size, and increased device complexity, performance, traceability, and quality. They use our laser systems in several production process steps, including product marking and memory repair. In the electronics industry, producers of electronic components and assemblies use our laser systems to support their process requirements. Features of these laser systems include precision laser spot size, precision laser power control, high-speed parts handling, and applications adaptability. We also manufacture laser systems for the automotive, aerospace and certain other industrial markets which require advanced manufacturing applications, including cutting, drilling, welding, scribing and machining. In addition, we design and manufacture precision optics used in fiber optics telecommunications networks.

We expect capital equipment expenditures by the semiconductor and electronics industry, fueled by demand for computers, cellular phones and communications devices, to stimulate demand for laser-based systems. Dataquest, an independent market research company, estimates that capital spending by the semiconductor industry will grow from $33.9 billion in 1999 to $74.9 billion in 2002, representing a compound annual growth rate of 30.2%.

Our competitive advantages include our continuing commitment to technical advancement, thirty years of applications experience, and our global presence which consists of eleven operations facilities located in the United States, Canada and the United Kingdom, as well as a direct sales and service presence at those locations plus an additional ten offices in Europe and the Pacific Rim.

We have over 1,000 customers. Our customers in 1999 included: A.T.&S., Ericsson, Intel, Kodak, Maxim Integrated Products, Medtronic Physio-Control, Samsung and Sumitomo Heavy Industries.

We intend to accelerate our growth and increase our market share. The key elements of our strategy include:

 . Invest in laser-based technologies, products and capabilities which position us as one of the leading competitors in markets that offer strong profitable growth opportunities, specifically semiconductor, electronics and automotive;

 . Concentrate on high value-added systems that have a global market;

 . Enhance our capabilities to supply precision optical components used in dense wavelength division multiplexing for the fiber optic telecommunications networks;

 . Further strengthen our competencies in technology, manufacturing and distribution; and

 . Acquire complementary products and technologies.

We have built and continue to extend our patent portfolio. We own 85 United States patents and 52 foreign patents, and currently have 43 United States and 89 foreign patents pending.

Lumonics Inc. was incorporated in 1970 for the purpose of producing lasers for scientific and research applications. We first became a public company in 1980, and our common shares were listed on The Toronto Stock Exchange until 1989. In 1989, all of our common shares were acquired by a wholly owned subsidiary of Sumitomo Heavy Industries, Ltd., and we ceased to be a public company. On September 28, 1995, we again became a public company, and our shares were again listed on The Toronto Stock Exchange.

General Scanning Inc. was incorporated in 1968 in Massachusetts. In its early years, General Scanning developed, manufactured and sold components and subsystems for high-speed micropositioning of laser beams. Starting in the mid-to-late 1980s, General Scanning began manufacturing complete laser-based, advanced manufacturing systems for the semiconductor and electronics markets, and a number of other applications such as aerospace assembly and medical recording and imaging.

On March 22, 1999, Lumonics and General Scanning completed a merger of equals and continued under the name GSI Lumonics Inc. Our shares commenced trading on the Nasdaq National Market and continued to trade on The Toronto Stock Exchange.

                                  The Offering

Common shares offered by us........ 4,000,000 shares
Common shares to be outstanding
 after this offering............... 38,546,875 shares(1)
Over-allotment option.............. 600,000 shares, to be satisfied first by us up to 305,083 shares, with the balance of
                                    up to 294,917 shares to be satisfied by the
                                    selling shareholders.
Use of proceeds.................... We intend to use the net proceeds for capital expenditures, working capital and
                                    general corporate purposes, including
                                    possible future acquisitions. Pending these
                                    uses, the net proceeds will be added to our
                                    cash resources.
Nasdaq National Market symbol...... GSLI
The Toronto Stock Exchange symbol.. LSI

(1) This share number is based on 34,546,875 common shares outstanding as of February 29, 2000 and excludes 3,687,425 common shares that are issuable upon the exercise of currently outstanding options and warrants, and 320,718 common shares reserved for future grant under our option plan.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

You should read the following summary of selected consolidated financial data together with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the other information in this prospectus, as well as the documents incorporated by reference.

On March 22, 1999, Lumonics and General Scanning completed a merger of equals. We recorded this transaction as a purchase for accounting purposes. Accordingly, our consolidated financial statements exclude the results of General Scanning before the merger date and therefore do not provide meaningful year-to-year comparative information. Note 2 to our consolidated financial statements includes, for illustrative purposes, unaudited pro forma information as if the merger had occurred on January 1, 1998.

                                          Years ended December 31,
                                ------------------------------------------------
                                  1999      1998      1997      1996      1995
                                --------  --------  --------  --------  --------
Consolidated Statement of
 Operations Data:
Sales.........................  $274,550  $144,192  $177,328  $153,367  $125,268
Gross profit..................    95,777    40,673    65,922    60,999    48,031
Operating expenses:
 Research and development.....    28,700    12,985    11,993    11,872     7,068
 Selling, general and
  administrative..............    64,653    38,191    37,591    32,999    28,385
 Amortization of technology
  and other intangibles.......     4,070       861       400       381       384
 Acquired in-process research
  and development.............    14,830        --        --        --        --
 Restructuring and other
  charges.....................    19,631     2,022        --        --        --
 Foreign exchange, interest
  and gain on sale of assets..     1,223    (2,210)   (1,048)     (634)      854
                                --------  --------  --------  --------  --------
Income (loss) before income
 taxes........................   (37,330)  (11,176)   16,986    16,381    11,340
Income taxes provision
 (benefit)....................    (2,556)   (3,260)    5,074     4,635     3,304
                                --------  --------  --------  --------  --------
Net income (loss).............  $(34,774) $ (7,916) $ 11,912  $ 11,746  $  8,036
                                ========  ========  ========  ========  ========
Net income (loss) per common
 share:
 Basic........................  $  (1.14) $  (0.46) $   0.75  $   0.83  $   0.70
 Diluted......................  $  (1.14) $  (0.46) $   0.72  $   0.78  $   0.65
                                ========  ========  ========  ========  ========
Weighted average common shares
 outstanding..................    30,442    17,079    15,989    14,077    11,521
Weighted average common shares
 outstanding and dilutive
 potential common shares......    30,442    17,079    16,454    15,079    12,457

                                                     December 31, 1999
                                            -----------------------------------
                                             Actual  As adjusted(1)
                                            -------- --------------
Consolidated Balance Sheet Data:
Working capital............................ $103,727    $167,402
Total assets...............................  289,722     353,397
Long-term liabilities, including current
 portion...................................   10,022      10,022
Total shareholders' equity.................  171,730     235,405

------------------
(1) The "as adjusted" column reflects the sale by us of 4,000,000 common shares in this offering at an offering price of $17.00 per share, after deducting the underwriting discount and estimated offering expenses, and the application of the net proceeds from the offering.

The following table presents unaudited quarterly data for the quarters ended December 31, 1999, October 1, 1999, July 2, 1999 and April 2, 1999. We believe this information is helpful in isolating ongoing trends in our business from the effects of the merger. This information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus. Results of operations for any quarter are not necessarily indicative of the results to be expected for the entire fiscal year or for any future period.

Our management believes that the unaudited quarterly data reflected in the following table contains all adjustments necessary to present fairly the information included in the table, and that the adjustments made consist of only normal reoccurring adjustments. Our quarterly operating results are subject to fluctuation due to a variety of factors, some of which are outside of our control. Accordingly, you should not rely on our results for any past quarter as an indication of future performance. Generally, our sales are higher in the second and fourth quarters of the year.

                                                Three months ended
                                     -----------------------------------------
                                     December 31, October 1, July 2,  April 2,
                                         1999        1999     1999      1999
                                     ------------ ---------- -------  --------
Quarterly Consolidated Statement of
 Operations Data:
Sales...............................   $88,667     $78,041   $69,248  $ 38,594
Gross profit........................    34,394      30,488    23,376     7,519
Operating expenses:
 Research and development...........     8,676       8,104     8,584     3,336
 Selling, general and
  administrative....................    17,931      17,704    18,521    10,497
 Amortization of technology and
  other intangibles.................     1,251       1,251     1,251       317
 Acquired in-process research and
  development.......................        --          --        --    14,830
 Restructuring and other charges....        --          --        --    19,631
 Foreign exchange, interest and gain
  on sale of assets.................       182         512       (64)      593
                                       -------     -------   -------  --------
Income (loss) before income taxes...     6,354       2,917    (4,916)  (41,685)
Income taxes provision (benefit)....     2,115         874    (1,174)   (4,371)
                                       -------     -------   -------  --------
Net income (loss)...................   $ 4,239     $ 2,043   $(3,742) $(37,314)
                                       =======     =======   =======  ========
Net income (loss) per common share:
 Basic..............................   $  0.12     $  0.06   $ (0.11) $  (1.94)
 Diluted............................   $  0.12     $  0.06   $ (0.11) $  (1.94)
                                       =======     =======   =======  ========
Weighted average common shares
 outstanding........................    34,222      34,173    34,167    19,204
Weighted average common shares
 outstanding and dilutive potential
 common shares......................    35,755      35,085    34,167    19,204

                                  Risk Factors

You should carefully consider the following risk factors and other information contained or incorporated by reference in this prospectus before deciding to invest in our common shares. Investing in our common shares involves a high degree of risk. The risks and uncertainties described below may not be the only ones we face. If any of the following risks actually occur, our business, financial condition or results of operations could be harmed, the trading price of our common shares could decline, and you might lose all or part of your investment. Please see the "Special Note Regarding Forward-Looking Statements" on page 14 of this prospectus.

                         Risks Relating to Our Business

Our customers' cyclical fluctuations may adversely affect our operations, which may result in volatility or a decrease in the price of our common shares.

Several significant markets for our products have historically been subject to economic fluctuations due to the substantial capital investment required in the industries served. In the past, this has led to significant short-term over- or under-capacity in some markets, particularly in the semiconductor, aerospace and automotive industries where we generated 23% of our revenues during 1999. These fluctuations may continue and could have an adverse impact on our operations.

For example, and most importantly, we sell many of our products to the semiconductor industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. The timing, length and severity of these cycles are difficult to predict. In some cases, these cycles have lasted more than a year. Semiconductor manufacturers may contribute to these cycles by misinterpreting the conditions in the industry and over- or under-investing in semiconductor manufacturing capacity and equipment. We may not be able to respond effectively to these industry cycles.

Downturns in the semiconductor industry often occur in connection with, or anticipation of, maturing product cycles for both semiconductor companies and their customers and declines in general economic conditions. Industry downturns have been characterized by reduced demand for semiconductor devices and equipment, production over-capacity and accelerated decline in average selling prices. During a period of declining demand, we must be able to quickly and effectively reduce expenses while continuing to motivate and retain key employees. Our ability to reduce expenses in response to any downturn in the semiconductor industry is limited by our need for continued investment in engineering and research and development and extensive ongoing customer service and support requirements. In addition, although we order materials and subassemblies in response to firm orders, the long lead time for production and delivery of some of our products creates a risk that we may incur expenditures or purchase inventories for products which we cannot sell. A downturn in the semiconductor industry could therefore harm our sales and revenues if demand drops or if our gross margins or our average selling prices decline.

Industry upturns have been characterized by abrupt increases in demand for semiconductor devices and equipment and production under-capacity. During a period of increasing demand and rapid growth, we must be able to quickly increase manufacturing capacity to meet customer demand and hire and assimilate a sufficient number of qualified personnel. Our inability to ramp up in times of increased demand could harm our reputation and cause some of our existing or potential customers to place orders with our competitors rather than us.

We are subject to quarterly fluctuations in operations, and our inability to anticipate these fluctuations may adversely affect our operations in a given quarter.

We have experienced and expect to continue to experience significant fluctuations in our quarterly operating results due to factors like the following:

 . cycles in the markets we serve;

 . mix of products sold;

 . timing and shipment of significant orders;

 . disruption in sources of supply;

 . changing market acceptance of new and enhanced products;

 . seasonality and changing demand;

 . exchange rate fluctuations; and

 . length of sales cycles.

We expect our operating results to fluctuate in the future as a result of these factors and a variety of other factors, including:

 . the emergence of new industry standards;

 . product obsolescence; and

 . economic conditions generally or in various geographic areas where we or our customers do business.

These factors are difficult or impossible to forecast.

We derive a substantial portion of our sales from products that have a high average selling price and significant lead times between the initial order and delivery of the product. The timing and recognition of sales from customer orders can cause significant fluctuations in our operating results from quarter to quarter. Gross margins realized on product sales vary depending upon a variety of factors, including the mix of products sold during a particular period, negotiated selling prices, the timing of new product introductions and enhancements and manufacturing costs. A delay in a shipment near the end of a fiscal quarter or year, due, for example, to rescheduling or cancellations by customers or to unexpected manufacturing difficulties experienced by us, may cause sales in a particular period to fall significantly below our expectations and may materially adversely affect our operations for that period. Our inability to adjust spending quickly enough to compensate for any sales shortfall would magnify the adverse impact of that sales shortfall on our results of operations. In addition, announcements by us or our competitors of new products and technologies could cause customers to defer purchases of our existing systems, which could negatively impact our earnings and our financial position.

As a result of these factors, our operating results may vary significantly from quarter to quarter. Any shortfall in revenues or net income from levels expected by securities analysts and investors could cause a decrease in the trading price of our common shares.

If we cannot protect or lawfully use our proprietary technology, we may not be able to compete successfully.

We protect our intellectual property through patent filings, confidentiality agreements and the like. However, these methods of protection are uncertain and costly. In addition, we may face allegations that we are violating the intellectual property rights of third parties. These types of allegations are common in the industry.

Monitoring unauthorized use of our products is difficult. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology. The laws of some foreign countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the United States and thus make the possibility of piracy of our technology and products more likely in these countries. If competitors are able to use our technology, our ability to compete effectively could be harmed.

Claims or litigation could seriously harm our business or require us to incur significant costs.

We are subject to litigation from time to time, some of which is material to our business. If, in any of these actions, there is a final adverse ruling against us, it could seriously harm our business and have a material adverse effect on our operating results and financial condition, as well as having a significant negative impact on our liquidity. Among other things, we are currently subject to the following claims and actions:

Electro Scientific Industries, Inc. v. GSI Lumonics Inc. On March 16, 2000, Electro Scientific Industries, Inc. filed an action for patent infringement in the United States District Court for the Central District of California against us and Dynamic Details Inc., an unrelated party who is one of our customers. Electro Scientific alleges that we offer to sell, sell and import into the United States our GS-600 high speed laser drilling system and that Dynamic Details possesses and uses a GS-600 System. It further alleges that Dynamic Details' use of our GS-600 laser system infringes on Electro Scientific's U.S. patent no. 5,847,960 and that we have actively induced the infringement of, and contributorily infringed on, the patent. Electro-Scientific seeks an injunction, unspecified damages, trebling of those damages, and attorney fees.

Electro Scientific Industries, Inc. v. General Scanning Inc. In September 1998, the United States District Court for the Northern District of California granted a motion for summary judgment in favor of Electro Scientific and against General Scanning in this case on a claim of infringement and on the issue of whether Electro Scientific committed inequitable conduct by intentionally failing to cite prior art to the United States Patent Office in connection with one of its patents. The court denied our motion for summary judgment that the patents are invalid due to prior art. During March 1999, the court granted Electro Scientific's motion for partial summary judgment that upgrade kits sold by General Scanning for 1.3 micron laser wavelength memory repair infringe the patents in suit. In April 1999, a federal court jury issued a verdict that Electro Scientific's U.S. patent no. 5,473,624 was invalid and that Electro Scientific's U.S. patent no. 5,265,114 was valid and awarded a $13.1 million damage judgment against us. In July 1999, the court refused Electro Scientific's requests to increase damages awarded by the jury in April and for attorney fees but granted interest on the damages. The court also affirmed the jury's decision to invalidate one of the two patents asserted by Electro Scientific in the case. We have appealed the decisions on infringement, the validity of the second patent, and the award of damages. We were required to post an unsecured bond with the court in order to proceed with the appeal. No date has been set for arguments.

Robotic Vision, Inc. v. View Engineering, Inc. We are involved in a patent infringement complaint filed by Robotic Vision Systems, Inc. alleging infringement of a patent by View Engineering, Inc., our wholly owned subsidiary. The matter was tried before a judge sitting in the United States District Court for the Central District of California in November 1999. Robotic Vision alleged infringement relating to lead inspection machines formerly sold by View Engineering and sought damages of $60.5 million. In March 2000, the Court found that Robotic Vision's patent was invalid. Robotic Vision may appeal the Court's decision. As of the date of this prospectus, Robotic Vision has not initiated an appeal.

GSI Lumonics Inc. v. BioDiscovery, Inc. On December 10, 1999 we filed suit in the United States District Court for the District of Massachusetts seeking a declaration that our QuantArray Microarray Analysis Software does not infringe any copyright owned by BioDiscovery, Inc. or its president. BioDiscovery, Inc. is a manufacturer of microarray quantification software under the name ImaGene(R). We had previously distributed ImaGene(R) software under a non-exclusive arrangement with BioDiscovery, but subsequently developed our own software when BioDiscovery refused to develop necessary enhancements to stay abreast of industry trends, especially in the field of multi-channel scanning. On December 21, 1999, BioDiscovery's president responded to our action for declaratory judgment by filing a separate suit in the United States District Court for the Southern District of California, alleging that we reverse engineered his software, and additionally sued us for copyright infringement. We have applied to the California court to seek the prompt dismissal of the California action in favor of our prior pending action. In the matter before the United States District Court for the District of Massachusetts, the court denied BioDiscovery's president's motion to dismiss and has scheduled the trial for May 2000.

Potential Claims. In 1994, a party commenced legal proceedings in the United States against a number of United States manufacturing companies, including companies that have purchased systems from us. The plaintiff has alleged that certain equipment used by these manufacturers infringes patents claimed to be held by the plaintiff. We are not a defendant in any of the proceedings. However, several of our customers have notified us that, if the party successfully pursues infringement claims against them, they may require us to indemnify them to the extent that any of their losses can be attributed to systems we sold to them.

We depend on limited source suppliers which could cause substantial manufacturing delays and additional cost if a disruption of supply occurs.

We obtain some components from a single source. We also rely on a limited number of independent contractors to manufacture subassemblies for some of our products. If suppliers or subcontractors experience difficulties that result in a reduction or interruption in supply to us or fail to meet any of our manufacturing requirements, our business would be harmed until we are able to secure alternative sources. These components and manufacturing services may not continue to be available to us at favorable prices, if at all.

The loss of key personnel could negatively impact our operations.

Our business and future operating results depend in part upon our ability to attract and retain qualified management, technical, sales and support personnel for our operations on a worldwide basis. Competition for qualified personnel is intense, and we cannot guarantee that we will be able to continue to attract and retain qualified personnel. Availability of qualified technical personnel varies from country to country and may affect our operations in some parts of the world. Our operations could be negatively affected if we lose key executives or employees or are unable to attract and retain skilled executives and employees as needed. In particular, if our growth strategies are successful, we may not have sufficient operational personnel to manage that growth and may not be able to attract the personnel needed. In addition, we do not maintain insurance to protect against the loss of key executives or employees. Our future growth and operating results will depend on:

 . our ability to continue to broaden our senior management group;

 . our ability to attract, hire and retain skilled employees; and

 . the ability of our officers and key technical employees to continue to expand, train and manage our employee base.

We must introduce new and enhanced products on a timely basis, or we may not be able to compete successfully.

The markets for our products experience rapidly changing technologies, evolving industry standards, frequent new product introductions and short product life cycles. Developing new technology is a complex and uncertain process requiring us to be innovative and to accurately anticipate technological and market trends. We may have to manage the transition from older products in order to minimize disruption in customer ordering patterns, avoid excess inventory and ensure adequate supplies of new products. We may not successfully develop, introduce or manage the transition to new products. Failed market acceptance of new products or problems associated with new product transitions could harm our business.

If we fail to adequately invest in research and development, we may be unable to compete effectively.

We have limited resources to allocate to research and development, and must allocate our resources among a wide variety of projects. Because of intense competition in the industries in which we compete, the cost of failing to invest in strategic products is high. If we fail to adequately invest in research and development, we may be unable to compete effectively in the markets in which we operate.

A loss of major customers could adversely affect us.

Our ten largest customers represented approximately 26% of sales during 1999. A loss of one or more of these or other large customers could have an adverse effect on our business.

We face competition or potential competition from companies with greater resources than ours, and, if we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

The industries in which we operate are highly competitive. We face substantial competition from established competitors, some of which have greater financial, engineering, manufacturing and marketing resources than we do. Our competitors can be expected to continue to improve the design and performance of their products and to introduce new products. Furthermore, competition in our markets could intensify, or our technological advantages may be reduced or lost as a result of technological advances by our competitors. Their greater capabilities in these areas may enable them to:

 . better withstand periodic downturns;

 . compete more effectively on the basis of price and technology;

 . more quickly develop enhancements to and new generations of products; and

 . more effectively retain existing customers and obtain new customers.

In addition, new companies may in the future enter the markets in which we compete, further increasing competition in those markets.

We believe that our ability to compete successfully depends on a number of factors, including:

 . performance of our products;

 . quality of our products;

 . reliabilty of our products;

 . cost of using our products;

 . our ability to ship products on the schedule required;

 . quality of the technical service we provide;

 . timeliness of the services we provide;

 . our success in developing new products and enhancements;

 . existing market and economic conditions; and

 . price of our products as compared to our competitors' products.

We may not be able to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share, and an inability to generate cash flows that are sufficient to maintain or expand our development of new products.

Operating in foreign countries exposes us to increased risks.

In addition to operating in the United States, Canada and the United Kingdom, we have sales and service offices in France, Germany, Italy, Japan, Singapore, Hong Kong, Korea, Taiwan, Malaysia and the Philippines. We may in the future expand into other international regions. Because of the scope of our international operations, we are subject to the following risks which could materially impact our results of operations:

 . foreign exchange rate fluctuations;

 . longer payment cycles;

 . greater difficulty in collecting accounts receivable;

 . utilization of different systems and equipment; and

 . difficulties in staffing and managing foreign operations and diverse cultures.

In addition, changes in government policies could negatively affect our operating results due to:

 . increased regulatory requirements;

 . higher taxation;

 . currency conversion limitations;

 . restrictions on the transfer of funds;

 . the imposition of, or increase in, tariffs; or

 . limitations on imports or exports.

We may need additional funds to finance our future growth, and if we are unable to obtain such funds, we may not be able to expand our business as planned.

We may require additional capital to finance our future growth and fund our ongoing research and development activities. Our capital requirements depend on many factors, including acceptance of, and demand for, our products, and the extent to which we invest in new technology and research and development projects.

To the extent that our existing sources of liquidity and cash flow from operations are insufficient to fund our activities, we may need to raise additional funds. If we raise additional funds through the issuance of equity securities, the percentage ownership of our existing shareholders would be diluted. If we finance our capital requirements with debt we may incur significant interest costs. Additional financing may not be available to us when needed or, if available, it may not be available on terms favorable to us.

Our business may be harmed by acquisitions we complete in the future.

We plan to continue to pursue additional acquisitions. Our identification of suitable acquisition candidates involves risks inherent in assessing the values, strengths, weaknesses, risks and profitability of acquisition candidates, including the effects of the possible acquisition on our business, diversion of our management's attention and risks associated with unanticipated problems or latent liabilities. If we are successful in pursuing future acquisitions, we may be required to expend significant funds, incur additional debt or issue additional securities, which may negatively affect our results of operations and be dilutive to our shareholders. If we spend significant funds or incur additional debt, our ability to obtain financing for working capital or other purposes could decline, and we may be more vulnerable to economic downturns and competitive pressures. We cannot guarantee that we will be able to finance additional acquisitions or that we will realize any anticipated benefits from acquisitions that we complete. Should we successfully acquire another business, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing business.

We have significant fixed costs which are not easily reduced if revenues fall below expectations.

Our expense levels are based in part on our future revenue expectations. Many of our expenses, particularly those relating to capital equipment and manufacturing overhead, are relatively fixed. If we do not meet our sales goals, we may be unable to rapidly reduce these fixed costs. Our ability to reduce expenses is further constrained, because we must continue to invest in research and development to maintain our competitive position and to maintain service and support for our existing global customer base. Accordingly, if we suffer an unexpected downturn in revenue, our inability to reduce fixed costs rapidly could increase the adverse impact on our results of operations.

We do not have long-term contracts with most of our customers and therefore there is no assurance of future sales.

Our agreements with customers generally do not provide any assurance of future sales. Accordingly:

 . our customers can cease purchasing our products at any time without penalty;

 . our customers are free to purchase products from our competitors;

 . we are exposed to competitive price pressure on each order; and

 . our customers are not required to make minimum purchases.

Sales are typically made pursuant to individual purchase orders and may occur with short lead times. If we are unable to fulfill these orders in a timely manner, we may lose future sales and customers.

Our operations are subject to environmental laws that may expose us to liabilities for noncompliance.

We are subject to a variety of governmental regulations relating to the use, storage, discharge, handling, manufacture and disposal of toxic or other hazardous chemical by-products of, and water used in, our manufacturing processes. Environmental claims against us or our failure to comply with any present or future regulations could result in:

 .the assessment of damages or imposition of fines against us;

 .the suspension of production of our products; or

 .the cessation of our operations.
New regulations could require us to acquire costly equipment or to incur other significant expenses. Our failure to control the use or adequately restrict the discharge of hazardous substances could subject us to future liabilities, which could negatively impact our earnings and financial position.

      Risks Relating to this Offering and the Market for our Common Shares

Our share price may be volatile.

The stock markets on which our common shares are traded have fluctuated widely in the past. The securities of many technology companies, including our own, have experienced substantial price and volume fluctuations.

These broad market fluctuations may adversely affect the market price of our common shares. More specifically, the trading price of our common shares could fluctuate in response to:

 . quarterly variations in our operations and financial results;

 . announcements by us or our competitors of technological innovations, new products, new contracts or acquisitions;

 . general conditions in the markets we serve; and

 . systemic fluctuations in the stock markets.

Enforcement of United States legal judgments outside the United States may be difficult.

We are a corporation existing under the laws of the Province of New Brunswick, Canada. Several of our current directors and officers, and several experts named in this prospectus, are residents of Canada, and all, or a substantial portion of, their assets and a substantial part of our assets are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on such person or to realize, in the United States, on judgments rendered against us or these persons based on the civil liability provisions of the United States federal securities laws. In addition, there is substantial doubt as to the enforceability in Canada against us or these persons, in original actions or in actions for enforcement of judgments of United States courts, of liabilities based solely upon the United States federal securities laws. No treaty exists between the United States and Canada for the reciprocal enforcement of foreign court judgments.

Management has discretion in spending our proceeds from this offering.

We have broad discretion in allocating our proceeds from this offering. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decision on how to use the proceeds we receive from this offering.

               Special Note Regarding Forward-Looking Statements

Some of the information in this prospectus contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, among other things, statements concerning our product development plans, use of proceeds, projected capital expenditures, liquidity and business strategy. These statements may be found under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements typically are identified by use of terms such as "believes," "estimates," "expects," "intends," "may," "will," "should" or "anticipates" or the negative forms of these expressions, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the matters discussed under "Risk Factors" and in other sections of this prospectus, which address various factors that could cause our actual results to differ from those set forth in the forward-looking statements.

                                Use of Proceeds

We estimate that the net proceeds from the sale of the 4,000,000 common shares we are offering will be approximately $63.3 million. If the underwriters fully exercise the over-allotment option, the net proceeds will be approximately $68.2 million. "Net proceeds" is what we expect to receive after we pay the underwriting discount and other estimated expenses for this offering.

We expect to use the net proceeds for working capital and general corporate purposes, which may include the purchase of equipment and the expansion of facilities. We also may use a portion of the net proceeds to acquire or invest in businesses, technologies, products or services that are complementary to our business. We are not currently in discussions regarding any material acquisitions or investments and have no agreements or commitments to complete any such material transaction. Pending our uses of the proceeds, we intend to invest the net proceeds of this offering primarily in short-term, investment-grade, interest-bearing instruments.

If the selling shareholders sell any common shares in connection with the underwriters' exercise of their over-allotment option, all of the net proceeds from the sale of those common shares by those selling shareholders will go to the selling shareholders. We will not receive any proceeds from the sale of those shares.

                                Dividend Policy

We have never declared cash dividends on our common shares. We anticipate that we will retain earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

                                 Capitalization

The following table shows our capitalization at December 31, 1999, on an actual basis and as adjusted to reflect the sale of the 4,000,000 common shares that we are offering, assuming the over-allotment option is not exercised, at the per share offering price of $17.00, after deducting the underwriting discount and estimated offering expenses, and the application of the net proceeds from the offering.

                                                           December 31, 1999
                                                           -------------------
                                                                         As
                                                            Actual    adjusted
                                                           ---------  --------
                                                             (in thousands)
Debt
  Bank indebtedness, due on demand(1)..................... $  23,100  $ 23,100
  Japanese yen term loans maturing October 31, 2000(2)....     3,917     3,917
  Mortgage loan(2)........................................     1,508     1,508
                                                            --------     -----
    Total debt............................................    28,525    28,525
                                                            --------    ------
Stockholders' equity
  Common shares: no par value; unlimited number of shares
   authorized,
   34,298,942 shares issued and outstanding, actual;
   38,298,942 shares issued and outstanding, as
   adjusted(3)............................................   222,865   286,540
  Deficit.................................................   (44,225)  (44,225)
  Accumulated other comprehensive income..................    (6,910)   (6,910)
                                                           ---------    ------
    Total shareholders' equity............................   171,730   235,405
                                                            --------   -------
Total capitalization(4)...................................  $200,255  $263,930
                                                            ========  ========

------------------
(1) See note 7 to the consolidated financial statements.
(2) See note 8 to the consolidated financial statements.
(3) Does not include 3,978,000 common shares issuable upon exercise of outstanding options granted under our stock option plans or up to 70,718 common shares that may be issued for outstanding warrants as of December 31, 1999. Subsequent to December 31, 1999, 93,000 additional options have been issued under our stock option plan.
(4) See note 17 to the consolidated financial statements for our obligations under operating leases.

                          Price Range of Common Shares

Our common shares are quoted on the Nasdaq National Market under the symbol "GSLI" and on The Toronto Stock Exchange under the symbol "LSI."

The following table gives, for the periods indicated, the high ask and low bid prices of our common shares as reported on the Nasdaq National Market in U.S. dollars and The Toronto Stock Exchange in Canadian dollars.

                                                                     Toronto
                                                                      Stock
                                                      Nasdaq        Exchange
                                                    price range    price range
                                                        US$           Cdn$
                                                  --------------- -------------
                                                   High     Low    High   Low
                                                  ------- ------- ------ ------
   2000:
   First quarter................................. $29.375 $ 8.250 $40.00 $ 7.60
   Second quarter through April 10, 2000.........  21.750  14.250  31.50  20.50

   1999:
   First quarter................................. $ 6.375 $ 4.500 $10.50 $ 6.75
   Second quarter................................   4.875   3.250   7.25   5.00
   Third quarter.................................   6.875   3.813  10.25   5.60
   Fourth quarter................................  11.250   4.188  16.20   7.60

   1998:
   First quarter.................................      --      -- $27.75 $21.50
   Second quarter................................      --      --  23.00  11.80
   Third quarter.................................      --      --  13.75   7.50
   Fourth quarter................................      --      --   9.10   6.50

The closing price of the common shares on April 10, 2000 was US$18.375 on the Nasdaq National Market and Cdn$27.00 on The Toronto Stock Exchange.

The following table gives in Canadian dollars the exchange rates for the United States dollar, determined based on publicly available information from the Federal Reserve Bank of New York for the calendar years 1999 and 1998.

                                                                  Cdn$ per US$
                                                                 ---------------
                                                                  1999    1998
                                                                 ------- -------
   High......................................................... $1.5300 $1.5770
   Low..........................................................  1.4440  1.4075
   End of period................................................  1.4440  1.5375
   Average......................................................  1.4827  1.4898

The average exchange rate is calculated on the last business day of each month for the applicable period.

On April 10, 2000, the noon buying rate in New York for cable transfers in Canadian dollars was US$1.00 = Cdn$1.4615 as certified for customer purposes by the Federal Reserve Bank of New York.

                      Selected Consolidated Financial Data


This section presents our selected historical consolidated financial data. You should read carefully the consolidated financial statements included in this prospectus, including the notes to the consolidated financial statements. The selected consolidated data in this section is not intended to replace the consolidated financial statements.

We derived the consolidated statement of operations data for the years ended December 31, 1999, December 31, 1998 and December 31, 1997 and the consolidated balance sheet data as of December 31, 1999 and December 31, 1998 from the audited consolidated financial statements in this prospectus. Those consolidated financial statements were audited by Ernst & Young LLP, our independent auditors. We derived the consolidated statement of operations data for the years ended December 31, 1996 and December 31, 1995 and consolidated balance sheet data as of December 31, 1997, December 31, 1996 and December 31, 1995 from audited consolidated financial statements that are not included in this prospectus.

On March 22, 1999, Lumonics and General Scanning completed a merger of equals. We recorded this transaction as a purchase for accounting purposes. Accordingly, the consolidated financial statements exclude the results of General Scanning before the merger date and therefore do not provide meaningful year-to-year comparative information. Note 2 to the consolidated financial statements includes, for illustrative purposes, unaudited pro forma information as if the merger had occurred on January 1, 1998. Results for 1999 reflect $34.5 million of restructuring and acquired in-process research and development expenses related to the merger.

                                          Years ended December 31,
                                ------------------------------------------------
                                  1999      1998      1997      1996      1995
                                --------  --------  --------  --------  --------
                                   (in thousands, except per share data)
Consolidated Statement of
 Operations Data:
Sales.........................  $274,550  $144,192  $177,328  $153,367  $125,268
Gross profit..................    95,777    40,673    65,922    60,999    48,031
Operating expenses:
 Research and development.....    28,700    12,985    11,993    11,872     7,068
 Selling, general and
  administrative..............    64,653    38,191    37,591    32,999    28,385
 Amortization of technology
  and other intangibles.......     4,070       861       400       381       384
 Acquired in-process research
  and development.............    14,830        --        --        --        --
 Restructuring and other
  charges.....................    19,631     2,022        --        --        --
 Foreign exchange, interest
  and gain on sales of assets.     1,223    (2,210)   (1,048)     (634)      854
                                --------  --------  --------  --------  --------
Income (loss) before income
 taxes........................   (37,330)  (11,176)   16,986    16,381    11,340
Income tax provision
 (benefit)....................    (2,556)   (3,260)    5,074     4,635     3,304
                                --------  --------  --------  --------  --------
Net income (loss).............  $(34,774) $ (7,916) $ 11,912  $ 11,746  $  8,036
                                ========  ========  ========  ========  ========
Net income (loss) per common
 share:
 Basic........................  $  (1.14) $  (0.46) $   0.75  $   0.83  $   0.70
 Diluted......................  $  (1.14) $  (0.46) $   0.72  $   0.78  $   0.65
                                ========  ========  ========  ========  ========
Weighted average common shares
 outstanding..................    30,442    17,079    15,989    14,077    11,521
Weighted average common shares
 outstanding and dilutive
 potential common shares......    30,442    17,079    16,454    15,079    12,457

                                                    December 31,
                                      -----------------------------------------
                                        1999    1998     1997    1996    1995
                                      -------- ------- -------- ------- -------
                                                   (in thousands)
Consolidated Balance Sheet Data:
Working capital...................... $103,727 $85,977 $110,895 $71,981 $58,087
Total assets.........................  289,722 159,642  189,180 135,602 122,802
Long-term liabilities, including
 current portion.....................   10,022   7,082    9,239  13,820  19,367
Total shareholders' equity...........  171,730 120,757  133,623  88,345  69,442

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

You should read this discussion together with the consolidated financial statements and other financial information included in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those indicated in the forward-looking statements. Please see the "Special Note Regarding Forward-Looking Statements" elsewhere in this prospectus.

Overview

We design, develop, manufacture and market laser-based advanced manufacturing systems and components for a wide range of applications, including cutting, welding, drilling, marking, micro-machining, inspection, and optical detection and transmission. Markets for these products include the semiconductor, electronics, automotive, medical/biotechnology and telecommunications industries. In addition, we sell to other markets such as the aerospace and packaging industries. Our systems sales depend on our customers' capital expenditures which are affected by business cycles in the markets they serve.

Results of Operations for Fiscal Years Ended December 31, 1999, 1998 and 1997

The following table sets forth items in the consolidated statement of operations as a percentage of sales for the periods indicated:

                                                             Year ended
                                                            December 31,
                                                          ---------------------
                                                          1999    1998    1997
                                                          -----   -----   -----
Sales.................................................... 100.0%  100.0%  100.0%
Cost of goods sold.......................................  65.1    71.8    62.8
Gross profit.............................................  34.9    28.2    37.2
Research and development.................................  10.5     9.0     6.8
Selling, general and administrative......................  23.5    26.5    21.2
Amortization of technology and other intangibles.........   1.5     0.6     0.2
Acquired in-process research and development.............   5.4      --      --
Restructuring and other changes..........................   7.2     1.4      --
                                                          -----   -----   -----
Income (loss) from operations............................ (13.2)   (9.3)    9.0
Interest income, net.....................................   --      1.1     0.6
Gain on sale of assets...................................   0.6      --      --
Foreign exchange translation gains (losses)..............  (1.0)    0.4      --
                                                          -----   -----   -----
Income (loss) before income taxes........................ (13.6)   (7.8)    9.6
Income tax provision (benefit)...........................  (0.9)   (2.3)    2.9
                                                          -----   -----   -----
Net income (loss)........................................ (12.7)%  (5.5)%   6.7%
                                                          =====   =====   =====

The following table sets forth sales in millions of dollars to our primary markets for 1999, 1998 and 1997.

                                  1999                    1998               1997
                         ----------------------- ----------------------- ------------
                                       Increase                Increase
                                      (decrease)              (decrease)
                                % of     over           % of     over           % of
                         Sales  Total prior year Sales  Total prior year Sales  Total
                         ------ ----- ---------- ------ ----- ---------- ------ -----
Semiconductor........... $ 34.5   13%     146%   $ 14.0   10%    (63)%   $ 38.1   21%
Electronics.............   67.9   25      120      30.8   21      11       27.7   16
Automotive..............   12.0    5      (12)     13.6    9     (27)      18.7   11
Aerospace...............   15.0    5       15      13.1    9     (26)      17.7   10
Packaging...............   11.9    4      (12)     13.5    9      (1)      13.7    8
Components..............   33.4   12      351       7.4    5      28        5.8    3
Medical/Biotechnology...   50.3   18    1,098       4.2    3      20        3.5    2
Emerging................   10.3    4      (32)     15.1   11     (13)      17.3   10
Parts and service.......   39.3   14       21      32.5   23      (7)      34.8   19
                         ------  ---    -----    ------  ---     ---     ------  ---
Total................... $274.6  100%      90%   $144.2  100%    (19)%   $177.3  100%
                         ======  ===    =====    ======  ===     ===     ======  ===

Sales by Market. Our results of operations are affected by external factors that impact the markets in which we compete. Sales to Japan and the Asia-Pacific region were impacted by the financial crisis that occurred there in the fall of 1997 and the effects which extended into 1999. Japan suffered a recession during the same period, brought about partly by the financial crisis. The semiconductor equipment business was in a recession from mid-1998 through the first quarter of 1999.

In 1999, sales increased by 90% due primarily to the merger and improved market conditions in the second half of the year in some of our markets. Product prices in some of our markets faced increased competitive pressures during 1999, particularly in the first half of the year, and had a negative effect on reported gross profit. Sales in 1998 declined 19% overall due to a sharp decline in the semiconductor market as well as declines of 26% in the automotive market and 27% in the aerospace market.

The increase in sales during 1999 to the semiconductor industry was due primarily to the merger between Lumonics and General Scanning. The decline experienced in the semiconductor market during 1997 continued through 1998 and into 1999. Excess capacity in semiconductor fabrication plants worldwide resulted in a 63% decline in 1998 semiconductor sales relative to 1997. The semiconductor market is cyclical, and the downturn in the industry slowed demand for our products through this period. The semiconductor equipment market, however, has been on a slow recovery as reflected in quarterly improvements in sales during 1999.

Sales to the electronics market grew in each quarter in 1999. This increase was due primarily to the success of the new GS-600 systems for drilling micro vias, or precise holes, and increased demand for trim and test systems. During 1998, sales to the electronics market increased by 11% over 1997, as a result primarily of increased demand for systems from the printed circuit board industry, particularly the GS-600.

During 1999, sales to the automotive market declined 12% following a decline of 27% in 1998, each due to lower capital spending by automotive companies.

The increased sales to the aerospace market in 1999 were due primarily to the merger. Sales to the aerospace market declined by 26% during 1998, due primarily to a decreased demand for systems from the aerospace sector in North America. In addition, sales in 1997 were unusually high because we delivered a $3.5 million order representing the largest advanced laser-based systems we have ever built.

Packaging market sales declined in 1999 by 12% compared to 1998. Sales in this market sector were not affected significantly by the merger. Packaging market sales were essentially flat during 1998 compared to 1997.

Component sales increased in 1999 due primarily to the merger. Sales to the medical and biotechnology markets increased in 1999 due primarily to the merger and the increased market acceptance of ScanArray systems. Sales of systems to our emerging product markets declined in 1999 due to a decline in consumer products sales and a further decline in sales to the nuclear energy industry. During 1998, in aggregate dollars, sales to the emerging products component and medical and biotechnology markets were essentially flat.

Parts and service full year sales increased 21% for 1999, with about half of the increase due to the merger. The remaining increase reflects customers' increased utilization of existing installed systems, as well as the improvement of parts and service support for the former General Scanning systems. Largely as a result of the slowdown in the semiconductor market in 1998, parts and service revenues declined by 7% relative to the previous year.

Sales by Region. We distribute our systems and services via our global sales and service network and through third-party distributors and agents. Our sales territories are divided into the following regions: the United States; Canada; Latin and South America; Europe, consisting of Europe, the Middle East and Africa; Japan; and Asia-Pacific, consisting of ASEAN countries, China and other Asia-Pacific countries. The table below shows sales in millions of dollars to each geographic region for 1999, 1998 and 1997.

                                   1999                    1998               1997
                          ----------------------- ----------------------- ------------
                                        Increase                Increase
                                       (decrease)              (decrease)
                                 % of  over prior        % of  over prior        % of
                          Sales  total    year    Sales  total    year    Sales  total
                          ------ ----- ---------- ------ ----- ---------- ------ -----
United States...........  $143.0   52%    133%    $ 61.3   43%    (33)%   $ 91.8   52%
Canada..................    10.8    4      30        8.3    6     (14)       9.7    5
Latin and South America.     1.6   --     167        0.6   --     (63)       1.6    1
Europe..................    65.3   24      62       40.4   28      21       33.4   19
Japan...................    32.6   12     104       16.0   11     (19)      19.8   11
Asia-Pacific............    21.3    8      21       17.6   12     (16)      21.0   12
                          ------  ---     ---     ------  ---     ---     ------  ---
  Total.................  $274.6  100%     90%    $144.2  100%    (19)%   $177.3  100%
                          ======  ===     ===     ======  ===     ===     ======  ===

Sales increases in 1999 in all regions were due primarily to the merger.

Economic conditions in Japan have depressed our sales in that country during the past few years. Before the merger, the Japanese market was served primarily by our largest distributor and significant shareholder, Sumitomo Heavy Industries, Ltd., which accounted for $11.7 million of 1999 sales, $15.5 million of 1998 sales and $18.9 million of 1997 sales. In October 1999, we purchased part of this distribution business from Sumitomo to broaden our direct sales and service in Japan.

Backlog. We define backlog as unconditional purchase orders or other contractual agreements for products for which customers have requested delivery within the next twelve months. Backlog was approximately $83 million on December 31, 1999 compared to $29 million on December 31, 1998. On a pro forma basis, as if the merger had occurred at the beginning of the fiscal period, backlog was $59 million at December 31, 1998.

Gross Profit Margin. Gross profit margin was 34.9% in 1999, 28.2% in 1998 and 37.2% in 1997. Gross profit margin in 1999 was affected by increased sales of higher margin products, varying levels of capacity utilization at our manufacturing plants and warranty settlements on large custom systems and printers. Gross profit margin in 1998 was lower due to declines in sales of higher margin products, lower capacity utilization, cost overruns on large and custom systems and costs associated with consolidating facilities.

Research and Development Expenses. Research and development expenses, net of government assistance, for 1999 were 10.5% of sales or $28.7 million (excluding the $14.8 million merger related in-process research and development charge), compared with 9.0% of sales or $13.0 million in 1998 and 6.8% of sales or $12.0 million in 1997. The increase in 1999 was due primarily to the merger. During 1999, research and development activities focused on products targeted at the electronics, semiconductor, biotechnology, aerospace and automotive markets. During 1998, research and development activities focused on products targeted at the aerospace and electronics markets.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased to 23.5% of sales in 1999 due primarily to operating efficiencies realized from the merger and increased sales. In 1998, in dollar terms, selling, general and administrative expenses were essentially the same as 1997.

Amortization of Technology and Other Intangibles. Amortization of technology and other intangibles increased to 1.5% of sales or $4.1 million in 1999 as a result of amortizing intangible assets acquired in the merger.

Restructuring and Other Charges. During 1999, we took a charge of $19.6 million to accrue for employee severance, leased facility and related costs associated with the closure of our plant in Oxnard, California and other facilities worldwide. These costs resulted from restructuring and integration of operations following the merger. The Oxnard manufacturing operation shutdown was completed during December 1999. Other integration activities included incurring exit costs for some product lines, reducing redundant resources worldwide, and abandoning redundant sales and service facilities. The remaining accrual is $10.1 million at December 31, 1999. During 1998, we took a restructuring charge of $2.0 million for severance costs associated with a downsizing of our global workforce.

Acquired In-Process Research and Development Costs. During 1999, we wrote off $14.8 million of in-process research and development costs acquired in the merger.

Interest Income. Net interest income was $0.1 million in 1999 compared with $1.6 million or 1.1% of sales in 1998 and $1.0 million or 0.6% in 1997. The decrease in net interest income in 1999 was due to higher average debt balances and lower average cash and investments balances compared to 1998. The increase in 1998 was a result of interest accrued for a full year on the investment of proceeds received from the public issuance of two million shares in May 1997, which raised $35.7 million.

Income Taxes. The effective rate of recovery for taxes for 1999 was 6.8% of income before taxes, compared with an effective rate of recovery of 29.2% for 1998. In 1997, we had an effective tax rate of 29.9%. Our recovery rate in 1999 reflects the non-deductibility for tax purposes of acquired in-process research and development costs arising from the merger and the non-recognition of the tax benefit from losses in certain countries where future use of the losses is uncertain. Our 29.2% recovery rate in 1998 derives primarily from our ability to carry back current losses against prior year profits to recover taxes paid in prior years. In addition, our annual effective tax rate is generally less than the Canadian statutory tax rate as tax rates in many of the countries where we operate are lower than the Canadian statutory rate.

Net Income (Loss). The net loss during 1999 was $34.8 million compared with a net loss of $7.9 million in 1998 and a net income of $11.9 million in 1997. The net loss during 1999 was due primarily to one-time restructuring and acquired in-process research and development charges related to the merger offset in part by improved operating margins. The net loss in 1998 was due primarily to decreased sales volumes, gross margin erosion and downsizing activities.

Quarterly Results of Operations

The following tables present unaudited quarterly data for the quarters ended December 31, 1999, October 1, 1999, July 2, 1999 and April 2, 1999. We believe this information is helpful in isolating ongoing trends in our business from the effects of the merger. This information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus. Revenues from operations for any quarter are not necessarily indicative of the results to be expected for the entire fiscal year or for any future period.

Our quarterly operating results are subject to fluctuation due to a variety of factors, some of which are outside of our control. Accordingly, you should not rely on our results for any past quarter as an indication of future performance. Generally, our sales are higher in the second and fourth quarters of the year.

This table reflects all adjustments, consisting only of all normal recurring accruals, necessary in the view of management to fairly present results of operations.

                                                Three months ended
                                     -----------------------------------------
                                     December 31, October 1, July 2,  April 2,
                                         1999        1999     1999    1999(1)
                                     ------------ ---------- -------  --------
                                     (in thousands, except per share amounts)
Quarterly Statement of Operations
 Data:
Sales...............................   $88,667     $78,041   $69,248  $ 38,594
Gross profit........................    34,394      30,488    23,376     7,519
Operating expenses:
 Research and development...........     8,676       8,104     8,584     3,336
 Selling, general and
  administrative....................    17,931      17,704    18,521    10,497
 Amortization of technology and
  other intangibles.................     1,251       1,251     1,251       317
 Acquired in-process research and
  development.......................        --          --        --    14,830
 Restructuring and other charges....        --          --        --    19,631
 Foreign exchange, interest and gain
  on sale of assets.................       182         512       (64)      593
                                       -------     -------   -------  --------
Income (loss) before income taxes...     6,354       2,917    (4,916)  (41,685)
Income taxes provision (benefit)....     2,115         874    (1,174)   (4,371)
                                       -------     -------   -------  --------
Net income (loss)...................   $ 4,239     $ 2,043   $(3,742) $(37,314)
                                       =======     =======   =======  ========
Net income (loss) per common share:
 Basic..............................   $  0.12     $  0.06   $ (0.11) $  (1.94)
 Diluted............................   $  0.12     $  0.06   $ (0.11) $  (1.94)
                                       =======     =======   =======  ========
Weighted average common shares
 outstanding........................    34,222      34,173    34,167    19,204
Weighted average common shares
 outstanding and dilutive potential
 common shares......................    35,755      35,085    34,167    19,204

The following table sets forth sales in millions of dollars to our primary markets for the quarters ended December 31, 1999, October 1, 1999, July 2, 1999 and April 2, 1999.

                                                 Three months ended
                                     ------------------------------------------
                                     December  31, October  1, July 2, April 2,
                                         1999         1999      1999   1999(1)
                                     ------------- ----------- ------- --------
                                                   (in millions)
Quarterly revenues by market:
 Semiconductor......................     $12.5        $ 9.3     $ 9.0   $ 3.7
 Electronics........................      26.1         16.1      15.7    10.0
 Automotive.........................       4.9          3.4       2.1     1.6
 Aerospace..........................       1.4          5.7       6.0     1.9
 Packaging..........................       2.3          4.0       2.4     3.2
 Components.........................      10.3         11.5       7.9     3.7
 Medical/Biotechnology..............      17.9         14.6      14.6     3.2
 Emerging...........................       1.5          3.3       2.8     2.7
 Parts and services.................      11.8         10.1       8.8     8.6
                                         -----        -----     -----   -----
    Total...........................     $88.7        $78.0     $69.3   $38.6
                                         =====        =====     =====   =====

------------------
(1) Includes General Scanning from March 22, 1999, the date of the merger of General Scanning and Lumonics.

Beginning in 1999, financial conditions in Japan and the Asia-Pacific region began to improve. During the first half of 1999, the semiconductor equipment industry emerged from a recession. Activity increased in the front end of the fabrication process resulting in an increase in orders for wafer marking. In the second half of the year, activity increased in the back end of the fabrication process resulting in increased sales of laser markers. Electronic equipment demand was stirred by consumer demand for cellular phones. Late in the fall, activity increased in the auto industry as shown by a $12 million order we received from Tower Automotive to be delivered during 2000.

Our sales were $88.7 million in the fourth quarter of 1999 compared to $78.0 million in the third quarter of 1999, an increase of 14%. The increase in sales quarter to quarter was due primarily to increased levels of orders and revenues from the semiconductor and electronics market. For the three months ended December 31, 1999, sales to these two markets totalled $38.6 million, compared to $25.4 million for the three months ended October 1, 1999.

Sales in the third quarter of 1999 were $78.0 million compared to $69.3 in the second quarter of 1999, an increase of 13%. The increase in sales quarter to quarter was due primarily to increased orders from the components market. For the three months ended October 1, 1999, sales to the components markets totalled $11.5 million compared to $7.9 million for the three months ended July 2, 1999.

Sales in the second quarter of 1999 were $69.3 million compared to $38.6 million in the first quarter of 1999, an increase of 80%. The increase in sales quarter to quarter was due primarily to the merger.

Gross profit margins were 38.8% in the fourth quarter of 1999, 39.1% in the third quarter, 33.8% in the second quarter and 19.5% in the first quarter. The gross profit margin in the fourth quarter reflected increased warranty expense accrued related to emerging market products. This factor outweighed the benefits from improved product mix and higher capacity utilization. Third quarter gross profit margin increased, benefiting from a more favorable product mix, volume leverage and consolidation of manufacturing operations. Second quarter gross profit margin reflected the first full quarter of combined General Scanning and Lumonics results and the favorable mix of relatively high margin systems from General Scanning's product line. Gross profit margin in the first quarter reflected reduced sales volumes, pricing pressures, inventory provisions and an unfavorable product mix, related primarily to our operations prior to the merger in March 1999.

Liquidity and Capital Resources

Cash and cash equivalents totaled $25.3 million at December 31, 1999 compared to $24.2 million at December 31, 1998 and $56.8 million at December 31, 1997.

During 1999, we used $4.4 million in operating activities. The net loss, after adjustment for non-cash items, resulted in the use of cash of $6.7 million in 1999. Accounts receivable used a further $14.4 million, which was more than offset by inventories, other current assets and current liabilities providing $16.7 million. In 1998 we used $6.9 million to fund operations. In 1998, the net loss of $7.9 million, after adjustment for non-cash items, resulted in the use of cash of $3.3 million in 1998. Accounts receivable provided $14.4 million in cash during the year, offset by an $8.3 million increase in inventory and a reduction of $6.4 million in accounts payable and other current liabilities. During 1997, a net $5.3 million was used in operating activities, including $21.0 million in non-cash working capital, consisting mainly of an increase in accounts receivable from shipments late in the fourth quarter.

In 1999, we used $0.9 million in investing activities, including $7.3 million of purchases and $8.2 million of maturities of short-term investments. During the year, we generated $3.9 million from the sale of business assets and invested $6.2 million in property, plant and equipment. At the date of merger, General Scanning added $4.7 million in cash and cash equivalents, offset by merger costs of $3.3 million. The acquisition of the Sumitomo distribution business added $0.1 million in cash, offset by $0.4 million cash to acquire the company.

In 1998, we used a total of $11.3 million in cash in investing activities. These activities included $43.5 million of purchases of short-term investments, $47.1 million of maturities of short-term investments, $13.6 million in capital expenditures and $1.2 million to acquire Meteor Optics Inc. Capital expenditures in 1998 included $6.3 million to complete the expansion of manufacturing facilities in Rugby, England that began in 1997 and approximately $1.5 million to purchase and equip a second optics facility in Nepean, Canada. Cash flows used in investing activities totaled $9.3 million in 1997, including $80.2 million of purchases of short-term investments, $79.4 million of maturities of short-term investments, and $8.7 million in capital expenditures. Capital expenditures included $4.2 million of costs incurred in the expansion and modernization of the facility in Rugby, England and $4.5 million invested in machinery and equipment at other locations.

Cash flow provided by financing activities was $5.4 million for the year ended December 31, 1999 compared to cash used in financing activities of $10.6 million in 1998 and $42.8 million provided by financing activities in 1997. The increase in cash in 1999 relates primarily to a $7.5 million increase in bank indebtedness less $2.6 million of payments of long-term debt. Changes during 1998 were due primarily to $7.9 million reduction in bank indebtedness, $2.3 million used to repay long-term debt and $0.6 million used to repurchase and cancel 94,900 common shares. Changes during 1997 were due primarily to $7.7 million increase in bank indebtedness, $2.5 million used to repay long-term debt, $35.7 million raised through a public offering of 2 million common shares and $1.9 million raised from the exercise of stock options.

Term loans from Sumitomo made in 1990 and 1991 are repayable in 10 equal semi-annual installments, which commenced in April 1996. We made two payments in 1999 totaling $2.6 million and two payments in 1998 totaling $2.3 million. At December 31, 1999, Sumitomo debt, which is due in 2000, was $3.9 million. In addition, we have a loan balance of $1.5 million, also due in 2000, under a mortgage on property in California.

We have credit facilities of approximately $40 million denominated in Canadian dollars, U.S. dollars, British pounds and Japanese yen (1998--$20 million). Actual bank indebtedness is due on demand and bears interest based on prime which resulted in an effective average rate of 4.98% in 1999 (1998--7%). At December 31, 1999, we had unused and available demand lines of credit amounting to approximately $19 million (1998--$9 million).

Accounts receivable and inventories have been pledged as collateral for the bank indebtedness under general security agreements. The borrowings require us to maintain specified financial ratios and conditions. We are currently in compliance with those ratios and conditions.

We believe that existing cash balances, together with cash generated from operations and available bank lines of credit, will be sufficient to satisfy anticipated cash needs to fund working capital and investments in facilities and equipment for the next two years.

Currency Exchange Matters

We have substantial sales and expenses in currencies other than U.S. dollars. As a result we have exposure to foreign exchange fluctuations, which may be material.

Market Risk Disclosure

Interest Rate Risk. Our exposure to market risk associated with changes in interest rates relates primarily to our debt obligations and short-term investments. We do not use derivative financial instruments in our investment portfolio. We do not actively trade derivative financial instruments but may use them to manage interest rate positions associated with our debt instruments. We currently have three such contracts outstanding, two of which convert yen denominated interest on long term debt into U.S. dollar denominated interest and one contract which converts yen denominated interest on long term debt into Canadian dollar denominated interest.

Credit Risk. There is no concentration of credit risk related to our position in trade accounts receivable other than the amount due from Sumitomo. Credit risk, with respect to trade receivables, is minimized because of the diversification of our operations, as well as our large customer base and its geographical dispersion. We are exposed to credit-related losses with respect to the positive fair value of our swap contracts described below in the event of non-performance by the two banks acting as counterparties to the swap contracts. We do not expect either counterparty to fail to meet its obligations.

Foreign Currency Risk. We have a foreign currency hedging program using currency forwards and currency options to hedge exposure to foreign currencies. The goal of the hedging program is to manage risk associated with fluctuations in the value of the foreign currency. We do not currently use currency forwards or currency options for trading purposes. We currently have three contracts outstanding, two of which convert yen denominated obligations into U.S. dollar obligations and one contract which converts yen denominated obligations into Canadian dollar obligations.

Update on Year 2000 Compliance

We have not experienced material problems related to the Year 2000. We are not aware of customers having related problems with system products manufactured by us. We are also not aware of any significant problems in receiving payments on customer receivables due to Year 2000 problems. In addition, we are not aware of any significant vendor performance issues due to Year 2000 problems identified. We have not experienced significant internal operations problems related to Year 2000. We intend to maintain efforts to identify possible problems related to Year 2000 with internal systems, customers and vendors.

Recent Pronouncements

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin #101 on revenue recognition which is effective for our current fiscal year. We believe this bulletin will not have a significant impact on our reported sales.

                                    Business

We design, develop, manufacture and market laser-based advanced manufacturing systems and components for a wide range of applications, including cutting, drilling, welding, marking, micro-machining, inspection, and optical detection and transmission. Major markets for these products include the semiconductor, electronics, automotive, medical/biotechnology and telecommunications industries. In addition, we sell to other markets such as the aerospace and packaging industries.

Corporate History

Lumonics Inc. was incorporated in 1970 for the purpose of producing lasers for scientific and research applications. We first became a public company in 1980, and our common shares were listed on The Toronto Stock Exchange until 1989. In 1989, all of our common shares were acquired by a wholly owned subsidiary of Sumitomo Heavy Industries, Ltd., and we ceased to be a public company. On September 28, 1995, we again became a public company, and our shares were listed on The Toronto Stock Exchange. At December 31, 1999, Sumitomo owned 17.7% of our outstanding shares.

General Scanning Inc. was incorporated in 1968 in Massachusetts. In its early years, General Scanning developed, manufactured and sold components and subsystems for high-speed micropositioning of laser beams. Starting in the mid-to-late 1980s, General Scanning began manufacturing complete laser-based, advanced manufacturing systems for the semiconductor and electronics markets as well as a number of other applications such as aerospace, assembly and medical recording and imaging.

On March 22, 1999, Lumonics and General Scanning completed a merger of equals and continued as a New Brunswick corporation under the name GSI Lumonics Inc. Our shares commenced trading on the Nasdaq National Market and continued to trade on The Toronto Stock Exchange. Immediately following the merger, the General Scanning shareholders and the Lumonics shareholders each, as a group, owned approximately 50% of the combined company's common shares.

Industry Overview

Laser-based systems are used in many different applications such as material processing, medical therapy, instrumentation, research, telecommunications, optical storage, entertainment, image recording, inspection, measurement and control, bar-code scanning and other end uses.

Industrial lasers are generally used in the machine-tool, automotive, semiconductor and electronics industries. We expect capital equipment expenditures by the semiconductor and electronics industry, fueled by demand for computers, cellular phones and communications devices, to stimulate demand for laser-based systems. Dataquest, an independent market research company, estimates that capital spending by the semiconductor industry will grow from $33.9 billion in 1999 to $74.9 billion in 2002, representing a compound annual growth rate of 30.2%.

Industrial users of lasers generally demand high-speed, highly durable laser sources which have reliable output power. These lasers must be easily and flexibly integrated into the customers' production process. Lasers are used for four main material processing applications: cutting, drilling, welding and marking.

Laser Cutting. Laser cutting is fast, flexible and high-precision, as it can be used to cut complex contours on flat, tubular and three-dimensional materials. The laser source can be easily programmed by a computerized numerical controller and is able to process many different kinds of materials such as steel, aluminum, brass, copper, wood, glass, ceramics and plastics at various thicknesses. Additionally, laser cutting technology is a non-contact, no-wear process which is easy to integrate into an automated production line. Principal markets for laser cutting are the semiconductor, electronics, automotive and aerospace industries.

Laser Drilling. Lasers drill holes at production rates that are difficult to achieve using conventional processes. In industrial applications, lasers drill virtually all types of metals, nonmetals, organic graphite-reinforced composites, and metal matrix composites. Hole shape and size can be controlled by the laser system software to produce round, oval or rectangular holes. In electronics applications, blind micro via drilling is best accomplished with lasers. These holes measure from 25 to 250 microns and are drilled into printed circuit boards at a speed of up to 1,800 holes per second. End user applications for these boards include cellular phones, pagers, base stations, automotive components and other devices.

Laser welding. Laser welding is non-contact, easy to automate, provides high process speed and results in narrow-seamed, high quality welds which require little, if any, post-processing machining. Because there is low heat input into the material being processed and therefore minimal part damage or distortion, parts can be accurately machined before welding. Additionally, because laser welding is non-contact based, the process is not subject to tool wear. As with lasers used for cutting applications, lasers can be used to weld a wide variety of materials of different thickness. Principal markets served are electronics, medical, automotive and aerospace.

Laser marking. With the increasing need for source traceability, component identification, and product tracking as a means to reduce product liability and prevent falsification, industrial manufacturers are increasingly demanding variable code marking systems capable of applying serialized alphanumeric, graphic or bar code identifications directly onto their manufactured components. Laser marking offers several advantages which are desirable in industrial applications. Lasers can mark a wide variety of metal and non-metal (for example, wood, glass and plastics) surfaces at high speeds without contact by changing the surface structure of the material or by engraving. Laser marking systems are reliable, flexible, fast, produce permanent marks and, because they are computer controlled, may be easily integrated into the customer's production process. Given that laser marking is contact-free, it does not subject the item being marked to any mechanical stress.

Principal applications for laser marking have been in the semiconductor and electronics industries, as well as automotive industry. In the semiconductor and electronics industries, lasers are used to mark electrical components such as contactors and relays, and assembled components such as integrated circuits, printed circuit boards and keyboards. With the increase in marking speed in recent years, laser marking of integrated circuits has decreased in cost, improving the price and performance characteristics of this technology and therefore increasingly displacing alternative methods such as ink-based marking installations.

Corporate Strategy

We intend to accelerate growth and increase market share. The key elements of our strategy include:

 . Invest in laser-based technologies, products and capabilities which position us as one of the leading competitors in markets that offer strong profitable growth opportunities, specifically semiconductor, electronics and automotive;

 . Concentrate on high value-added systems that have a global market;

 . Enhance our capabilities to supply precision optical components used in dense wavelength division multiplexing for the fiber optic telecommunications networks;

 . Further strengthen our competencies in technology, manufacturing and distribution; and

 . Acquire complementary products and technologies.

Consistent with our strategy, we plan to divest product lines that are no longer strategic. These actions will allow us to redirect capital to opportunities in our strategic markets including semiconductor, electronics, automotive and telecommunications. We are considering alternatives for our nonstrategic product lines, including a product line that serves the medical market.

In 2000, we plan to take specific actions to strengthen our position in our strategic markets:

 . Semiconductors. We are developing and plan to introduce, in the second half of 2000, a new technology platform for memory repair, an application for our manufacturing systems. We estimate the market for memory repair systems is between $80 million and $100 million of which we currently have less than a 15% share.

 . Electronics. We plan to enhance our market position in printed circuit board manufacturing processes, including solder paste inspection, via drilling and thick film trimming by investing significantly in research and development. We believe that demand for products such as telecommunications equipment, cell phones and pagers will drive demand for our newly developed products.

 . Automotive. We believe that new manufacturing techniques in the automotive industry are well suited to the use of our high power laser technology. Applications such as welding dissimilar materials, welding aluminum, cutting hydroformed parts and welding tailored blanks are gaining acceptance with automotive manufacturers. We are currently developing the next generation of high power laser systems for introduction in late 2000 to serve this market.

 . Telecommunications. With the recent acceleration in the construction of fiber optic networks, demand for our precision optic products has increased significantly. In 1999, we began to enhance our capability to supply precision optical components used in dense wavelength division multiplexing for fiber optic telecommunication networks.

Products and Services

 Semiconductor Market

Our laser systems are used in numerous production process steps within the semiconductor industry, which is characterized by ever increasing demands on throughput, reduced device size and increased device complexity, performance, traceability and quality. Semiconductor devices are used in a variety of products including automotive electronics, consumer products, personal computers, communications products, appliances and medical instruments.

Laser Trim and Test Systems. These systems enable production of electronic circuits by precisely tuning the performance of linear and mixed signal devices. Tuning is accomplished by adjusting various component parameters with selective laser cuts, while the circuit is under test, thereby achieving the desired electrical performance. These systems combine material handling, test stimulus, temperature control and laser trim subsystems to form turnkey production process packages.

Permanent Marking Systems. We provide products to support the product marking requirements of the semiconductor industry. WaferMark laser systems are used for marking of silicon wafers at the front end of the semiconductor process, aiding process control and device traceability. These systems incorporate advanced robotics and proprietary process control technology to provide debris free marking of high-density silicon wafers along automated production lines. We also supply systems for die marking of wafers. Our automated wafer marking system supports individual bare die traceability marks. The system incorporates a tightly coupled vision system for automated wafer identification and mark alignment on each die. Complete system operation is managed with software for intuitive process monitoring and automated wafer map downloading through a single graphical user interface. Additional semiconductor device marking capabilities, such as in-tray marking of integrated circuits, are supported by our HM, LM, and LightWriter series of laser marker products.

Memory Repair Systems. Dynamic random access memory chips are critical components in the active memory portion of computers and a broad range of other digital electronic products. First-pass manufacturing yields are typically low at the start of production of a new generation of higher capacity devices. Laser processing is used to raise production yields to acceptable economic levels. Our memory repair laser systems allow semiconductor manufacturers to effectively disconnect defective or redundant circuits in a memory chip with accurately positioned and power modulated laser pulses. This improves the yield of usable components per treated wafer, effectively lowering the cost per unit produced.

 Electronics Market

Producers of electronic components and assemblies, particularly surface mount technology assemblies, have a number of our laser systems available to support their process requirements. Features of these systems include precision laser spot size, laser power control, high-speed parts handling, and applications adaptability.

Printed Circuit Board Processing Systems. Our laser systems are used in various process steps in the production of printed circuit boards and flex circuits. Our GS series of products, which is capable of drilling micro vias at very high speeds in every type of material commonly used for printed circuit board fabrication, supports the miniaturization trend within the industry. Our ScreenCut systems are used for cutting stencils as an alternative or, in some cases, a complement to the traditional photochemical machining process.

Surface Mount Measurement Systems. Our surface mount measurement products are used in the manufacture of printed circuit board assemblies. In the manufacture process, surface-mount solder, in paste form, is stenciled onto the circuit board with a screen printer, and components are then placed in their respective positions on the board by automated equipment. Our systems use our patented three-dimensional scanning laser data acquisition technology, to inspect either solder paste depositions or component placement accuracy.

Thick Film Laser Processing Systems. Our laser systems are used in the production of thick film resistive components for surface mount technology electronic circuits, known as chip resistors, as well as more general-purpose hybrid thick film electronic circuits.

Permanent Marking Systems. We offer a broad line of laser marking systems for printed circuit boards and other electronic components. These systems place permanent high-contrast marks in any combination of text, barcodes, or 2D cell codes on even the highest density circuit boards using an industry standard interface. We manufacture many other component marking systems which have found wide acceptance in the electronics market. Among the features offered by these systems are speed, accuracy, power control, wide field marking and application specific control software.

Welding Systems. Our laser welding systems produce welds that would be difficult or impossible for conventional welding systems to produce. The system's low heat input avoids damage or distortion to surrounding components. In addition, our proprietary control software promotes reliable laser output and consistent weld quality. Our laser welding systems, with laser beams deliverable through flexible fiber optics, are used in the electronics industry for welding micro components in the manufacture of televisions, computers, hard disk drives and related applications.

Metrology Systems. Our metrology products are automated, non-contact, dimensional coordinate measurement systems which provide micron-accurate measurements of component parts and assemblies for electronics, telecommunications and computer manufacturers.

 Automotive, Aerospace and Other Industrial Markets

We manufacture laser systems for the automotive, aerospace and other industrial markets for advanced manufacturing applications including cutting, drilling, welding, scribing and machining. Our laser systems can be controlled and directed with precision and used in a wide spectrum of applications. Lasers offer lower production costs, fast solutions and flexibility on the production line. In addition to lasers, systems may include precision optics, fiber optics, control software, robotics, machine vision, motion control and parts handling.

Welding, Cutting and Drilling Systems. Our AM Series of high power solid-state laser systems produce continuous and modulated power with throughput speeds and power flexibility to achieve cutting and high speed, deep penetration welding in reflective materials. These systems are often integrated with customers' robotic systems in various applications, including:

 . processing of dissimilar materials such as zinc coated materials and aluminum in the automotive industry, including welding aluminum, cutting hydroformed parts and welding tailored blanks;

 . processing reflective and difficult materials in the manufacture of airframes and turbines in the aerospace industry; and

 . deep penetration welding for energy and petrochemical applications.

Our JK Series laser systems incorporate advanced solid-state laser technology to produce efficient, reliable, dependable and accurate production systems. These systems operate at uniform energy density, offer improved process efficiency and require less energy. These systems use our patented power supply, allowing a wide range of applications, including drilling cooling holes in jet engine turbo fans and welding automotive parts such as ignition components, fuel injector assemblies and smog detection sensors. They also permit high speed, repetitive processing which maximizes production rates. Our JK Series can be readily linked with robotics systems to provide manufacturers with a flexible production tool.

Our Laserdyne systems provide fully integrated motion and laser control on multi-axis, articulated machines. These systems incorporate proprietary control software and permit high speed, precision processing of large parts where the workpiece cannot be in motion during processing. Our Laserdyne systems are used in the manufacture and repair of jet aircraft engines, and the trimming of aerospace and automobile stampings and other large formed parts. They can also be integrated with automated guided vehicles and conveyor systems.

Permanent Marking Systems. Our LaserMark and HM systems provide marking capabilities for automotive, aerospace and other industrial markets.

 Optical and Other Components

Telecommunications. We design and manufacture precision optical components used in dense wavelength division multiplexing technology for increasing the bandwidth of fibre optic networks. These networks have been used mostly for "long-haul' inter-city applications and, more recently, over short-range "metro' applications using optical add drop multiplexing. Our products select, shift or interleave very precise wavelengths of light, thereby increasing the bandwidth and efficiency of dense wavelength division multiplexing systems. These products require highly precise polishing and measurement technology to produce these components to exacting specifications that are critical to their performance.

Specialty Optical Components. Our specialty optical components are used primarily for high performance lasers used in lithography, industrial processing and medical applications.

Scanning Components and Subsystems. We produce optical scanners, scanner subsystems, and diode-pumped solid state lasers. These are used in a variety of applications including materials processing, test and measurement, alignment, inspection, displays, graphics, vision, rapid prototyping, and medical applications such as dermatology and ophthalmology.

 Other Markets and Products

Biotechnology. Our laser-based fluorescence imaging systems address a great variety of microarray applications including gene expression, genotyping, mapping, high-throughput screening and drug discovery. The ScanArray biochip analysis system measures the fluorescent intensity at each DNA grid spot facilitating, at high speed, the analysis of the expression level of a particular gene.

Printing Products. We produce a variety of printing products. Thermal printers are used in end products such as defibrillators, patient care monitors, and cardiac pacemaker programmers. We also produce specialty printing products.

Film Imaging Systems. We produce laser imaging and digitizing equipment for use with data sets from computer assisted tomography, magnetic resonance imaging or nuclear medicine equipment.

Package Coding. Our Xymark systems provide marking for packaging, medical devices, pharmaceuticals and other consumer products. Depending on the application, a variety of laser marking techniques, including steered beam, dot matrix, and flash, are used to apply laser marks on a wide variety of metals, plastics, paper and ceramics at high speed, without contact or ink. These systems are reliable, flexible, and adaptable and allow the user to incorporate off-the-shelf graphics and font software.

Customers

We have over 1,000 customers, many of whom are among the largest global participants in their industries. Many of our customers participate in several market segments. These customers include:

    Semiconductor        Electronics        Automotive             Other
---------------------  --------------- --------------------- ------------------
Anadigics              A.T.&S.         Audi                  3M
Analog Devices         Bosch           Chrysler              AB Dick
Cypress Semiconductor  Celestica       Ford                  Bell Helicopter
Dominion
 Semiconductor         Ericsson        General Motors        Boeing
Flip Chip
 Semiconductor         Hadco           Harley Davidson       Cardiac Pacemakers
IBM                    Hewlett Packard Honda                 Ciba
Intel                  IBM             Magna                 Corning
Maxim                  Jabil Circuits  Magnetti-Marelli      General Electric
Micron                 Kyocera         Pico Industrial Tools Gillette
Mitsubishi             Lucent          Tower Automotive      Glaxo
Motorola               Matsushita      Toyota                Kodak
National
 Semiconductor         Motorola        TRW Automotive        Lockheed
Powerchip
 Semiconductor         Nippon Denso                          Medtronic
Samsung                Nortel                                Northrop Grumman
Texas Instruments      Philips                               Pratt & Whitney
Toshiba                SDL                                   Rolls Royce
                       Seagate                               Vickers
                       SGS Thomson
                       Siemens
                       Toshiba
                       Vishay

Marketing, Sales and Customer Support

We believe that our marketing, sales and customer support organizations are important to our long-term growth and give us the ability to respond rapidly to the needs of our customers. Our product line managers have worldwide responsibility for determining product strategy based on their knowledge of the industry, customer requirements and product performance. These managers have direct contact with customers and, working with the sales and customer service organizations, develop and implement strategic and tactical plans aimed at serving the needs of existing customers as well as identifying new opportunities based on the market's medium-to-long term requirements.

We direct our worldwide advanced manufacturing systems sales activities from the United States. Sales management for components is based in Massachusetts. Field offices are located close to key customers to maximize sales and support effectiveness. In Europe, we maintain offices in the United Kingdom, Germany, France and Italy, and in the Asia-Pacific region, in Hong Kong, Japan, Korea, Malaysia, the Philippines, Singapore and Taiwan. Our direct sales organization is augmented by selected independent distributors and agents who sell our products in areas such as Eastern Europe, People's Republic of China, Australia and Latin America.

We provide 24-hour, 365-day-a-year service support to our advanced manufacturing systems customers. Our service support organization is based in Livonia, Michigan; Munich; and Hong Kong for the North American, European, and Asia-Pacific regions, respectively. This support includes field service personnel who reside close to concentrations of customer sites. These field service and in-house technical support personnel receive ongoing training with respect to our laser-based systems, maintenance procedures, laser-operating techniques and processing technology. Many of our distributors also provide customer service and support. In order to minimize disruption to customers' manufacturing operations, we provide same or next day delivery of replacement parts worldwide from three regional replacement parts logistics centers.

Competition

We face substantial competition in several markets from both established competitors and potential new market entrants. Significant competitive factors include product functionality, performance, size, flexibility, cost, market presence, customer satisfaction, customer support capabilities and breadth of product line. We believe that we compete favorably on the basis of each of these factors.

Competition for our products is concentrated in certain markets and fragmented in others. In laser-based processing systems for the semiconductor and electronics markets, we compete primarily with a few large companies such as Electro Scientific Industries and NEC. In laser-based marking systems there are several significant competitors such as Excel Technology and Rofin-Sinar as well as a large number of smaller companies that compete with us on a limited geographic, industry-specific or application-specific basis. In automotive and industrial markets, we compete with Trumpf-Haas, Prima, Robomatix, and Unitek. In other markets, we compete with CTI, a unit of Excel Technology, in scanning components and with several companies in optical components.

We also compete with manufacturers of non-laser products in applications such as welding, drilling, cutting and marking. We believe that, as industries continue to modernize, seek to reduce production costs and require more precise and flexible manufacturing, the features of laser-based systems will become more desirable than systems incorporating conventional manufacturing techniques and processes.

We expect our competitors to continue to improve the design and performance of their products. There is a risk that our competitors will develop enhancements to, or future generations of, competitive products that will offer superior price or performance features, or that new processes or technologies will emerge that render our products less competitive or obsolete. Increased competitive pressure could lead to lower prices for our products, adversely affecting business.

Manufacturing

We perform internally those manufacturing functions that enable us to maintain control over critical portions of the production process and outsource other portions of the production process. This approach has led to changes in our manufacturing organization as we move attention from the management of internal production processes to the management of supplier quality and production. The retained internal activity is focused on module integration and testing with particular emphasis on our customers' applications. We believe we achieve a number of competitive advantages from this integration, including the ability to achieve lower costs and higher quality, bring new products and product enhancements more quickly and reliably to market, and produce sophisticated component parts not available from other sources.

We manufacture at eleven facilities: four near Boston, Massachusetts, one each in Arizona, California, and Minnesota, two near Ottawa, Canada, and two in the United Kingdom. Each of our manufacturing facilities has co-located manufacturing, manufacturing engineering, marketing and product design personnel. We believe that this organizational proximity greatly accelerates development and entry into production of new products and aids economical manufacturing. Many of our products are manufactured under ISO 9001 certification.

We are subject to a variety of governmental regulations related to the discharge or disposal of toxic, volatile, or otherwise hazardous chemicals used on our premises. We believe we are in material compliance with these regulations and have obtained all necessary environmental permits to conduct our business.

Research and Development

We devote significant resources to development programs directed at creating new products, product enhancements and new applications for existing products, as well as funding research into formative market opportunities. The markets we serve are generally characterized by rapid technological change and product innovation. We believe that continued timely development of new products and product enhancements to serve both existing and new markets is necessary to remain competitive.

We carry out our research and development activities in multiple locations around the world. We also maintain links with leading industrial, government and university research laboratories worldwide. We work closely with customers and institutions to develop new or extended applications of our technology.

We maintain significant expertise in the following core technologies:

Lasers: both gas and solid-state, designed to produce efficient, reliable and accurate laser sources in a broad range of configurations for material processing applications.

Precision Optics: design and manufacturing process capability for production of laser quality lenses, mirrors of high dynamic rigidity, high performance mirrors and lens coatings.

Mechanics: design of large laser-based advanced manufacturing systems and small precision servo mechanisms and optical scanners, typically associated with a broad spectrum of laser systems.

Electronics: design of wide bandwidth power amplifiers and high signal-to-noise ratio and low thermal drift signal detection circuits; design and manufacture of analog servo controllers with low electromagnetic interference circuitry.

Software: development of real-time control of servomechanisms, process system control and machine interfaces.

Inspection: design of non-contact measurement probes, systems and related software.

Systems Design and Integration: leveraging our core technologies to produce highly efficient and effective application-specific manufacturing solutions typically based on lasers and their interaction with materials including integration with robotics systems.

Patents and Intellectual Property

Our intellectual property includes copyrights, patents, proprietary software, technical know-how and expertise, designs, process techniques and inventions. We own 85 United States and 52 foreign patents; in addition, applications are pending for 43 United States and 89 foreign patents. We have also been licensed under a number of patents in the United States and foreign countries. There can be no assurance as to the degree of protection offered by these patents or as to the likelihood that patents will be issued for pending applications.

We also rely on trade secret protection for our confidential and proprietary information. We routinely enter into confidentiality agreements with our employees and consultants. There is a risk that these agreements will not provide meaningful protection of our proprietary information in the event of misappropriation or disclosure.

Human Resources

At December 31, 1999, we had 1,581 employees in the following areas:

                                                            Number of
                                                            employees Percentage
                                                            --------- ----------
   Production and operations...............................     565       36%
   Customer service........................................     204       13%
   Sales, marketing and distribution.......................     314       20%
   Research and development................................     299       19%
   Administration..........................................     199       12%
                                                              -----      ---
     Total.................................................   1,581      100%
                                                              =====      ===

Legal Proceedings

Electro Scientific Industries, Inc. v. GSI Lumonics, Inc. On March 16, 2000, Electro Scientific Industries, Inc. filed an action for patent infringement in the United States District Court for the Central District of California against us and Dynamic Details Inc., an unrelated party who is one of our customers. Electro Scientific alleges that we offer to sell, sell and import into the United States our GS-600 high speed laser drilling system and that Dynamic Details possesses and uses a GS-600 System. It further alleges that Dynamic Details' use of our GS-600 laser system infringes on Electro Scientific's U.S. patent no. 5,847,960 and that we have actively induced the infringement of, and contributorily infringed on, the patent. Electro Scientific seeks an injunction, unspecified damages, trebling of those damages, and attorney fees. We were aware of this patent in March, 1999, and first investigated the matter at that time. We intend to vigorously defend this claim and, based on our investigation of the patent to date, we believe that we will prevail.

Electro Scientific Industries, Inc. v. General Scanning Inc. In September 1998, the United States District Court for the Northern District of California granted Electro Scientific's motions for summary judgment against General Scanning in this case on a claim of patent infringement and on the issue of whether Electro Scientific committed inequitable conduct by intentionally failing to cite prior art to the U.S. Patent Office in connection with one of its patents. The court denied our motion for summary judgment that the patents are invalid due to prior art. During March 1999, the Court granted Electro Scientific's motion for partial summary judgment that upgrade kits, sold by General Scanning for 1.3 micron laser wavelength memory repair, infringe the patents in suit. In April 1999, a federal court jury issued a verdict that Electro Scientific's patent no. 5,473,624 was invalid, and that Electro Scientific's patent no. 5,265,114 was valid, and awarded a $13.1 million damage judgment against us. In July 1999, the court refused Electro Scientific's requests to increase damages awarded by the jury in April, and for attorney fees, but granted interest on the damages. We have recorded a provision during the three months ended April 2, 1999 of approximately $19 million to reflect the amount of the damages award plus accrued interest and related costs. The court also affirmed the jury's decision to invalidate one of the two patents asserted by Electro Scientific in the case. We have appealed the decisions on infringement, the validity of the second patent, and the award of damages. We were required to post an unsecured bond with the court in order to proceed with the appeal. No date has been set for arguments.

Robotic Vision Systems, Inc. v. View Engineering, Inc. This action involves a complaint by Robotic Vision Systems, Inc. alleging infringement of a patent by View Engineering, Inc., our wholly owned subsidiary. The matter was tried before a judge sitting in the United States District Court for the Central District of California in November 1999. Robotic Vision alleged infringement relating to lead inspection machines formerly sold by View and sought damages of $60.5 million. In March 2000, the Court found that Robotic Vision's patent was invalid. Robotic Vision may appeal the Court's decision. As of the date of this prospectus, Robotic Vision has not initiated an appeal.

If we lose on one or more of these claims there could be a material adverse effect on our operating results and/or financial condition.

GSI Lumonics Inc. v. BioDiscovery, Inc. On December 10, 1999 we filed suit in the United States District Court for the District of Massachusetts seeking a declaration that our QuantArray Microarray Analysis Software does not infringe any copyright owned by BioDiscovery, Inc. or its president. BioDiscovery, Inc. is a manufacturer of microarray quantification software under the name ImaGene(R). We had previously distributed ImaGene(R) software under a non-exclusive arrangement with BioDiscovery, but subsequently developed our own software when BioDiscovery refused to develop necessary enhancements to stay abreast of industry trends, especially in the field of multi-channel scanning. On December 21, 1999, BioDiscovery's president responded to our action for declaratory judgment by filing a separate suit in the United States District Court for the Southern District of California, alleging that we reverse engineered his software, and additionally sued us for copyright infringement. We have applied to the California court to seek the prompt dismissal of the California action in favor of our prior pending action. In the matter before the United States District Court for the District of Massachusetts, the court denied BioDiscovery's president's motion to dismiss and has scheduled the trial for May 2000. We believe that the claim in this action is without merit.

Potential Claim. As we have disclosed since 1994, a party has commenced legal proceedings in the United States against a number of U.S. manufacturing companies, including companies that have purchased systems from us. The plaintiff has alleged that certain equipment used by these manufacturers infringes patents claimed to be held by the plaintiff. We are not a defendant in any of the proceedings. However, several of our customers have notified us that, if the party successfully pursues infringement claims against them, they may require us to indemnify them to the extent that any of their losses can be attributed to systems we sold to them. We do not believe that the outcome of these claims will have a material adverse effect on us, but there is a risk that these claims, or similar claims, may have a material adverse effect on our financial condition or results of operations.

                                   Management

The following table sets forth information with respect to our executive officers and directors:

   Name                     Age Position
   ----                     --- --------
   Paul F. Ferrari......... 69  Chairman of the Board of Directors
   Charles D. Winston...... 59  President and Chief Executive Officer and Director
   Desmond J. Bradley...... 43  Vice President, Finance and Chief Financial Officer
   Patrick D. Austin....... 48  Vice President, Sales, Advanced Manufacturing Systems
   John W. George.......... 57  Vice President, Customer Support, Advanced Manufacturing Systems
   Michael R. Kampfe....... 50  Vice President, Operations, Advanced Manufacturing Systems
   Felix Stukalin.......... 39  Vice President, Components
   Linda Palmer............ 48  Vice President, Human Resources
   Kurt A. Pelsue.......... 46  Vice President, Technology
   Victor H. Woolley....... 58  Vice President, Business Development
   Richard Black........... 66  Director
   Woodie Flowers ......... 56  Director
   Byron O. Pond........... 63  Director
   Benjamin J. Virgilio.... 60  Director
   William B. Waite........ 62  Director

Mr. Ferrari has been an independent consultant since 1991. Previously, he was Vice President of Thermo Electron Corporation from 1988 to 1991 and was Treasurer of Thermo Electron Corporation from 1967 to 1988. He also serves as a Director of Thermedics Inc. and ThermoTrex Inc.

Mr. Winston has served as our Chief Executive Officer since March 1999 and as President since November 1999. He previously served as President and Chief Executive Officer of General Scanning, commencing in September 1988. Mr. Winston served as a Director of General Scanning from 1989 until the merger.

Mr. Bradley has held his current position since October 1994. From September 1993 until October 1994, Mr. Bradley was Vice President, Finance and Administration of Lumonics. Prior to September 1993, he was Vice President, Laser Products Division.

Mr. Austin has held his current position since March 1999 and has served as our Vice President, Sales since January 1996. Prior to that time he was our Vice President, Market Development and before October 1992 was Vice President, Laser Marking Division.

Mr. George has held his position since March 1999 and has served as our Vice President, Customer Support since January 1997. Prior to that time he was Director, North American Service.

Mr. Kampfe assumed his current role in March 1999. From 1996 to 1999, he was Vice President and General Manager of General Scanning's optical scanning products division, and from 1990 through 1996 he served as Vice President and General Manager of General Scanning's laser graphics division. Mr. Kampfe joined General Scanning in 1984.

Mr. Stukalin was appointed Vice President, Components in February 2000. He joined General Scanning in 1994 as Director of Engineering, Components and assumed the position of General Manager in July 1999.

Ms. Palmer assumed her current role in December 1999, having served as the Vice President, Integration from March 1999 through December 1999. She had been General Scanning's Vice President, Human Resources since joining General Scanning in 1996. Prior to that time, Ms. Palmer served as Director of Human Resources of Analog Devices.

Mr. Pelsue assumed his current position in March 1999, having served since 1997 as Vice President, Corporate Engineering for General Scanning. Before that time, Mr. Pelsue held numerous senior level engineering assignments within General Scanning. He joined the firm in 1976.

Mr. Woolley assumed his current role in March 1999, having served as Chief Financial Officer, Treasurer and clerk of General Scanning since August 1995. From 1986 to 1995, Mr. Woolley was Vice President and Chief Financial Officer of Sepracor Inc., a drug development company.

Mr. Black has served as Vice Chairman of Oak Technology, Inc., a developer of semiconductors and software, since March 1999, as President of Oak from January 1998 to March 1999 and as a Director of Oak since 1988. He has served as Chairman of the Board of Directors of ECRM Incorporated since 1983. He also serves as a Director of Altigen Communications, Inc., Morgan Group, Inc., Gabelli Funds, Inc., Benedetto Gartland, Inc. and Grand Eagle Companies.

Mr. Flowers is the Pappalardo Professor of Mechanical Engineering at Massachusetts Institute of Technology. Professor Flowers served as a Professor of Teaching Innovation at the MIT School of Engineering from 1991 to 1993 and was Head of the Systems Design Division at MIT from 1989 to 1991. He also serves as a director of Nypro, Inc. and is a member of the National Academy of Engineering.

Mr. Pond is Chairman Emeritus of Arvin Industries, Inc., an automotive parts company. Mr. Pond has been a senior executive with Arvin Industries, Inc. since 1990 serving as its President and Chief Executive Officer from 1993 to 1996 and its Chairman and Chief Executive Officer from 1996 to 1998.

Mr. Virgilio is the President and Chief Executive Officer of Rea International Inc., an automotive fuel systems manufacturer. Prior to May 1995, Mr. Virgilio was a business consultant. Prior to November 1993, he was President and Chief Executive Officer of A.G. Simpson Limited.

Mr. Waite has been a retired executive since 1995. Prior to September 1995, Mr. Waite was President and Chief Executive Officer of Siemens Electric Limited.

                              Selling Shareholders

Certain of our officers and directors may be selling common shares as part of the underwriters' over-allotment option, if exercised. Under these arrangements, we will sell the initial 305,083 common shares taken under the over-allotment option, and the selling shareholders will sell the balance. No selling shareholder beneficially owns as much as 1% of the common shares. No selling shareholder will be selling more than 20% of his total holdings, including all options.

The following table contains information regarding the beneficial ownership of common shares as of March 20, 2000 with respect to the selling shareholders. This information provided in the table below with respect to the selling shareholders has been obtained from the selling shareholders.

                                                       Common shares                     Common
Selling                                                 owned prior   Common shares   shares owned
shareholder      Relationship with GSI Lumonics Inc.   to offering(1) being offered after offering(2)
-----------      ------------------------------------- -------------- ------------- -----------------
Patrick Austin   Vice President, Sales, Advanced
                 Manufacturing Systems                    115,834         34,500          81,334
Desmond Bradley  Vice President, Finance &
                 Chief Financial Officer                  164,583         40,000         124,583
Charles Gardner  General Counsel & Corporate Secretary     15,500          2,500          13,000
John George      Vice President, Customer Support,
                 Advanced Manufacturing Systems            93,000          5,000          88,000
Michael Kampfe   Vice President, Operations,
                 Advanced Manufacturing Systems           145,298         59,769          85,529
Kurt Pelsue      Vice President, Technology               114,411         40,000          74,411
Charles Winston  President & Chief Executive Officer      235,735        113,148         122,587
                                                          -------        -------         -------
Total                                                     884,361        294,917         589,444
                                                          =======        =======         =======

------------------
/1/ Includes currently exercisable options and options that will become exercisable within 60 days.
/2/Assumes that the underwriters have exercised their over-allotment option to purchase 600,000 common shares satisfied first by us up to 305,083 common shares and the balance from the selling shareholders.

                          Description of Common Shares

We have authority to issue an unlimited number of common shares. As at February 29, 2000, 34,546,875 of our common shares were issued and outstanding. Each outstanding common share will be entitled to one vote at all meetings of our shareholders, to participate ratably in any dividends which may be declared by the board of directors and, in the event of liquidation, dissolution or winding-up or other distribution of our assets or property, to a pro rata share of our assets after payment of all our liabilities and obligations.

Shareholders have cumulative voting rights in the election of directors. Cumulative voting rights permit each shareholder entitled to vote at a meeting of shareholders to cast a number of votes equal to the number of shares held by the shareholder multiplied by that number of directors to be elected. The shareholder is entitled to cast all such votes in favor of one candidate for director or distribute them among the candidates in any manner.

 Shareholder rights plan

On April 12, 1999, our board of directors adopted a shareholders rights plan. Under this shareholders rights plan, one right has been issued in respect of each common share outstanding as of that date and one right has been and will be issued in respect of each common share issued thereafter. Each right, when exercisable, entitles the holder to purchase one common share from us at the exercise price of Cdn$200, subject to adjustment and certain anti-dilution provisions.

The rights are not exercisable and cannot be transferred separately from the common shares until the "separation time," which is defined as the eighth business day, subject to extension by the board of directors, after the earlier of:

  . the "stock acquisition date", which is generally the first date of public announcement that a person or group of affiliated or associated persons (excluding certain persons and groups) has acquired beneficial ownership of 20% or more of the outstanding common shares, or

  . the date of commencement of, or first public announcement of the intent of any person or group of affiliated or associated persons to commence, a take-over bid.

At such time as any person or group of affiliated or associated persons becomes an "acquiring person," each right will constitute the right to purchase from us that number of common shares having an aggregate market price on that date equal to twice the exercise price, for the exercise price, such right being subject to anti-dilution adjustments.

So long as the rights are not transferable separately from the common shares, we will issue one right with each new common share issued. The rights could have certain anti-takeover effects, in that they would cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors.

                               Tax Considerations

Canadian Tax Considerations

In the opinion of LaBarge Weinstein, our Canadian counsel, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a U.S. holder who acquires common shares pursuant to this offering. In this summary, a "U.S. holder" means a person who, for the purposes of the Canada-United States Income Tax Convention (1980), is a resident of the United States and not of Canada and who, for purposes of the Income Tax Act (Canada) (the "Tax Act"), (1) is neither resident nor deemed to be resident in Canada, (2) does not use or hold, and is not deemed to use or hold, the common shares in carrying on a business in Canada, (3) holds such common shares as capital property, and (4) deals at arm's length with us. Additional considerations, which are not discussed below, may be relevant to a U.S. holder that is an insurer carrying on business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof and counsel's understanding of the current administrative practices of the Canada Customs and Revenue Agency. The Tax Act contains certain "mark-to-market rules" relating to securities held by certain financial institutions. This summary does not take into account those mark-to-market rules, and U.S. holders that are "financial institutions" for purposes of such rules should consult their own tax advisors.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account tax legislation or considerations of any province or territory of Canada, which may differ from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. holder, and no representation with respect to the income tax consequences to any particular U.S. holder is made. Consequently, prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

 Taxation of dividends

Dividends on a common share paid or credited to a U.S. holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of such dividends, although such rate may be reduced under the provisions of an applicable income tax treaty. Under the Convention, U.S. holders will generally be subject to a 15% withholding tax on the gross amount of dividends paid or credited on a common share.

 Disposition of offered shares

A U.S. holder of a common share will not be subject to tax under the Tax Act in respect of any gain realized on the disposition of the common share unless the common share constitutes or is deemed to constitute "taxable Canadian property" (as defined in the Tax Act). Taxable Canadian property will generally include any common share listed on a prescribed stock exchange for purposes of the Tax Act held by a U.S. holder if, at any time during the five-year period immediately preceding the disposition of the common share, the U.S. holder, persons with whom the U.S. holder did not deal at arm's length or the U.S. holder together with such persons owned or is considered to have owned 25% or more of the issued shares of any class or series of our shares. Even if a common share is taxable Canadian property to a U.S. holder, any capital gain realized by the U.S. holder on a disposition may be exempt from tax under the Convention.

United States Tax Considerations

The following summary describes the material United States federal income tax consequences relating to an investment in our common shares as of the date hereof. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all of which are subject to prospective and retroactive changes. We will not seek a ruling from the Internal Revenue Service (the "IRS") with regard to the United States federal income tax treatment relating to investment in common shares, and, therefore, we cannot assure you that the IRS will agree with the conclusions set forth below.

This summary does not purport to address all United States federal income tax consequences that may be relevant to a particular investor, and you may want to consult your own tax advisor regarding your specific tax situation. This summary, to the extent that it states matters of law or legal conclusions and subject to the qualifications herein, represents the opinion of Milbank, Tweed, Hadley & McCloy LLP, United States counsel to GSI Lumonics. This summary applies only to holders who hold common shares as capital assets within the meaning of Code section 1221 and does not address the tax consequences that may be relevant to investors in special tax situations including, for example:

 .  life insurance companies,

 .  tax-exempt entities,

 .  dealers in securities or currency,

 . traders in securities that elect to use a mark-to-market method of accounting for their securities holding,

 .  banks or other financial institutions,

 . investors that hold our common shares as part of a hedging, integrated, conversion or construction sale transaction or a straddle,

 . holders that own, directly or indirectly, ten percent or more of the total combined voting power of our common shares, or

 .  investors whose "functional" currency is not the United States dollar.

Further, this summary does not address the alternative minimum tax consequences of an investment in common shares or the indirect consequences to holders of equity interests in entities that own common shares. In addition, this summary does not address the state, local and foreign tax consequences of an investment in the common shares.

You are urged to consult your tax advisors regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of common shares.

Taxation of U.S. Holders

The following discussion applies to you if you are:

 .  a citizen or resident of the United States,

 . a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof,

 . an estate, the income of which is subject to United States federal income tax regardless of its source, or

 . a trust if (a) a court within the United States is able to exercise primary supervision over its administration as described in Code section 7701(a)(30) or (b) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

 Distributions on common shares

Distributions made by us with respect to common shares, without reduction for any Canadian tax withheld, generally will be taxable to you as ordinary income to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing your tax basis in the common shares. Any such distribution in excess of your tax basis in the common shares will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether you have held the common shares for more than one year. Such income will be includable in your gross income as ordinary income on the day received by you.

Dividends paid by us generally will not be eligible for the dividends received deduction available to certain United States corporate shareholders under Code sections 243 and 245.

The amount of any cash distribution paid in Canadian dollars will equal the United States dollar value of the distribution, calculated by reference to the exchange rate in effect on the date the dividends are received. You should not recognize any foreign currency gain or loss if such foreign currency is converted into United States dollars on the date received by you. If the Canadian dollars are not converted into United States dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Canadian dollars. Such foreign currency gain or loss, if any, will be United States source ordinary income or loss for United States federal income tax purposes. You will have a basis in the Canadian dollar equal to the United States dollar value on the date of receipt.

Generally, you will have the option of claiming the amount of Canadian tax withheld at the source on the distribution of dividends with respect to our common stock as either a deduction from adjusted gross income or as a credit against your United States federal income tax liability. If you elect to claim a credit for such Canadian taxes, the election will be binding for all foreign taxes paid or accrued by you for the taxable year for which the election is made. If you claim the standard deduction rather than itemized deductions, you may not claim a deduction for foreign taxes withheld, but you may claim such amount as a credit against your United States federal tax liability.

Dividends received with respect to the common shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid with respect to the common shares generally will constitute "passive income" or, in the case of certain holders, "financial services income." Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, in certain circumstances, a U.S. holder that (a) has held common shares for less than a specified minimum period during which it is not protected from risk or loss,
(b) is obligated under a short sale or otherwise to make payments related to the dividends for posititions in substantially similar or related property or
(c) holds the ordinary shares in arrangements in which the U.S. holder's expected economic profit, after non-United States taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on common shares.

Distributions in excess of our current and accumulated earnings and profits will not give rise to foreign source income, and you will not be able to use the foreign tax credit arising from any Canadian withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

 Sale or exchange of common shares

You will generally recognize capital gain or loss upon the sale or exchange of the common shares measured by the difference between the amount you receive and your tax basis in the common shares. Such gain or loss will be long-term capital gain or loss if the common shares have been held for more than one year. Non-corporate taxpayers may be subject to reduced rates of tax on long-term capital gains. In general, any capital gain or loss recognized upon the sale or exchange of common shares will be treated as United States source income or loss, for United States foreign tax credit purposes.

Taxation of Non-U.S. Holders

The following discussion applies to you if you are not described in the previous section.

 Distributions on common shares

You generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to common shares unless such income is considered as effectively connected with the conduct of a United States trade or business.

 Sale or exchange of common shares

You generally will not be subject to United States federal income tax on any gain realized upon the sale or exchange of common shares, unless:

 .  such gain is effectively connected with the conduct of a United States trade or business; or
 . if you are an individual, you are present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met.

If you are engaged in a United States trade or business, the income from the common shares (including dividends and the gain from the sale or exchange thereof) that is effectively connected with the conduct of such trade or business will generally be subject to regular United States federal income tax on such income in the same manner as discussed in the previous section. In addition, if you are a corporation, your earnings and profits that are attributable to such effectively connected income (subject to certain adjustments) may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable treaty).

Backup Withholding and Information Reporting

"Backup" withholding and information reporting requirements may apply to payments made within the United States of dividends on common stock and to certain payments of proceeds of a sale or redemption of common shares paid to a U.S. holder. We, a broker or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a rate of 31% of such payment if the U.S. holder fails to furnish the U.S. holder's taxpayer identification number, to certify that the U.S. holder is not subject to backup withholding or to otherwise comply with the applicable requirements of the backup withholding rules. Certain U.S. holders, including, among others, corporations, are not subject to the backup withholding and information reporting requirements. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder may generally be claimed as a credit against such U.S. holder's United States federal income tax liability, provided that the required information is furnished to the IRS. Treasury regulations, generally effective for payments made after December 31, 2000, modify certain of the certification requirements for backup withholding. It is possible that we and other withholding agents may request a new withholding certificate from U.S. holders in order to qualify for continued exemption from backup withholding under Treasury regulations when they become effective.

                                  Underwriting

GSI Lumonics and the selling shareholders have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., Chase Securities Inc. and Needham & Company, Inc. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of common shares by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase common shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of common shares set forth opposite its name below:

                                                                        Number
Underwriter                                                            of Shares
-----------                                                            ---------
CIBC World Markets Corp. ............................................. 1,315,000
Chase Securities Inc. ................................................ 1,145,000
Needham & Company, Inc. ..............................................   820,000
BMO Nesbitt Burns Inc. ...............................................    80,000
Banc of America Securities LLC........................................    80,000
Deutsche Bank Securities Inc. ........................................    80,000
ING Barings LLC.......................................................    80,000
Prudential Securities Incorporated....................................    80,000
Adams, Harkness & Hill, Inc. .........................................    40,000
Dain Rauscher Wessels.................................................    40,000
First Albany Corporation..............................................    40,000
McDonald Investments Inc., a KeyCorp Company..........................    40,000
Parker/Hunter Incorporated............................................    40,000
Pennsylvania Merchant Group...........................................    40,000
Preferred Capital Markets, Inc........................................    40,000
Ragen Mackenzie Incorporated..........................................    40,000
                                                                       ---------
  Total............................................................... 4,000,000
                                                                       =========

The underwriters have agreed to purchase all of the shares offered by this prospectus, other than those covered by the over-allotment option described below, if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase common shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

This offering is being made concurrently in the United States and all of the provinces of Canada. The common shares will be offered in the United States through the underwriters either directly or through their respective U.S. broker-dealer affiliates or agents. The common shares will be offered in all of the provinces of Canada by CIBC World Markets Inc., BMO Nesbitt Burns Inc., and other registered dealers that may be designated by the underwriters. Subject to applicable law, the underwriters may offer the common shares outside of Canada and the United States.

The common shares should be ready for delivery on or about April 17, 2000 against payment in immediately available funds. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the common shares to other securities dealers at such price less a concession of $0.50 per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other dealers. After the common shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We and the selling shareholders have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 600,000 additional common shares, 305,083 common shares to be bought from us first and 294,917 common shares from the selling shareholders to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase common shares covered by the option at the offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be $78,200,000, the total proceeds to us will be $69,344,124 and the total proceeds to the selling shareholders will be $4,750,376. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional common shares proportionate to the underwriters' initial amounts reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us and the selling shareholders:

                                                  Total without  Total with full
                                                   exercise of     exercise of
                                                  over-allotment over-allotment
                                        Per Share     option         option
                                        --------- -------------- ---------------
GSI Lumonics...........................  $0.893     $3,570,000     $3,842,287
Selling shareholders...................   0.893         --            263,213
                                                    ----------     ----------
  Total................................             $3,570,000     $4,105,500
                                                    ==========     ==========

We estimate that total expenses of the offering, excluding the underwriting discount, will be approximately $1,161,202. We will pay all expenses of the offering.

GSI Lumonics and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and applicable Canadian provincial securities legislation.

GSI Lumonics, its officers and directors and Sumitomo Heavy Industries Ltd. have agreed to a 90-day "lock up" with respect to common shares that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for common shares. This means that, subject to certain exceptions, for a period of 90 days following the date of this prospectus, GSI Lumonics and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. CIBC World Markets Corp., however, may in its sole discretion and at any time without notice, release all or any portion of the common shares subject to these agreements.

Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilieres du Quebec, the underwriters may not, throughout the period of distribution, bid for or purchase our common shares. This restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares. These exceptions include a bid or purchase permitted under the by-laws and rules of The Toronto Stock Exchange relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase common shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

  . Stabilizing transactions--The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the common shares, so long as stabilizing bids do not exceed a specified maximum.

  . Over-allotments and syndicate covering transactions--The underwriters may create a short position in the common shares by selling more common shares than are set forth on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing common shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

  . Penalty bids--If the representatives purchase common shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those common shares as part of this offering.

  . Passive market making--Market makers in the common shares who are underwriters or prospective underwriters may make bids for or purchases of common shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Stabilization and syndicate covering transactions may cause the price of the common shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the common shares if it discourages resales of the shares.

Neither GSI Lumonics nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market, The Toronto Stock Exchange or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

We have a $13.1 million credit facility with an affiliate of CIBC World Markets. The amount outstanding to the affiliate is approximately $4 million. We are not using any part of the proceeds of the offering to repay any amount payable to the affiliate.

                                 Legal Matters

The validity of the common shares offered by this prospectus will be passed upon for us by Stewart McKelvey Stirling Scales. Legal matters in connection with the offering will be passed upon for the underwriters by Torys, New York, New York.

                                    Experts

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements as at December 31, 1999 and 1998 and for each of the three years ended December 31, 1999 included in this prospectus, as stated in their report, and incorporated by reference in this prospectus and elsewhere in this registration statement. Our financial statements are included and incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

The consolidated financial statements of General Scanning Inc. included in this prospectus, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen, LLP and are included in this prospectus in reliance on the authority of that firm as experts in giving said report.

                      Where You Can Find More Information

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering. In addition, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents filed by us at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's internet site at "http://www.sec.gov".

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to our contracts or other documents the reference may not be complete, and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

                      Documents Incorporated by Reference

The Securities and Exchange Commission allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the Securities and Exchange Commission will update automatically and supersede this information.

We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

  . Our Annual Report on Form 10-K for the year ended December 31, 1999, and

  . The description of our common shares contained in our registration statement on Form 8-A declared effective by the Securities and Exchange Commission on April 2, 1999.

You may request a copy of these filings, at no cost, by writing or telephoning the following address and telephone number:

GSI Lumonics Inc.
105 Schneider Road,
Kanata, Ontario, Canada
K2K 1Y3
(613) 592-1468

                   Index to Consolidated Financial Statements

GSI Lumonics Inc.                                                          Page
-----------------                                                          ----
Auditors' Report..........................................................  F-2
Consolidated Balance Sheets as at December 31, 1999 and 1998..............  F-3
Consolidated Statements of Operations for the years ended December 31,
 1999, 1998 and 1997......................................................  F-4
Consolidated Statements of Stockholders' Equity for the years ended
 December 31, 1997, 1998 and 1999.........................................  F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1997, 1998 and 1999......................................................  F-6
Notes to Consolidated Financial Statements................................  F-7

General Scanning Inc.
---------------------
Report of Independent Public Accountants.................................. F-27
Consolidated Statements of Operations for the years ended December 31,
 1996, 1997 and 1998...................................................... F-28
Consolidated Balance Sheets as of December 31, 1997 and 1998.............. F-29
Consolidated Statements of Stockholders' Equity for the years ended
 December 31, 1996, 1997 and 1998......................................... F-30
Consolidated Statements of Cash Flows for the years ended December 31,
 1996, 1997 and 1998...................................................... F-31
Notes to Consolidated Financial Statements................................ F-33

                                AUDITORS' REPORT

To the Stockholders of
GSI Lumonics Inc.

We have audited the consolidated balance sheets of GSI Lumonics Inc. as of December 31, 1999 and 1998 and the consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States and Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999 in accordance with accounting principles generally accepted in the United States.

Ottawa, Canada,                          Ernst & Young LLP
February 11, 2000                        Chartered Accountants
(except with respect
to note 19, which
is as at March 17, 2000)

                               GSI LUMONICS INC.

                          CONSOLIDATED BALANCE SHEETS
              (in thousands of U.S. dollars, except share amounts)

                                                           As of December 31,
                                                           --------------------
                                                             1999       1998
                                                           ---------  ---------
                         ASSETS
Current
  Cash and cash equivalents..............................  $  25,272  $  24,229
  Short-term investments (note 15).......................      7,342      8,098
  Accounts receivable, less allowance of $3,197 (1998-
   $311) (notes 3 and 7).................................     80,448     31,673
  Due from related party (note 14).......................      3,235      3,844
  Inventories (notes 4 and 7)............................     72,727     44,096
  Deferred tax assets (note 13)..........................     24,473      3,214
  Other current assets (note 6)..........................      2,338      5,091
  Current portion of swap contracts (note 15)............      1,411      1,076
                                                           ---------  ---------
    Total current assets.................................    217,246    121,321
Property, plant and equipment, net of accumulated
 depreciation of $28,024 (1998--$24,299) (note 5)........     45,278     32,209
Long-term portion of swap contracts (note 15)............         --      1,076
Other assets (note 6)....................................      3,851        964
Goodwill and other intangible assets, net of amortization
 of $8,689 (1998--$2,953)................................     23,347      4,072
                                                           ---------  ---------
                                                           $ 289,722  $ 159,642
                                                           =========  =========
          LIABILITIES AND STOCKHOLDERS' EQUITY
Current
  Bank indebtedness (note 7).............................  $  23,100  $   7,261
  Accounts payable.......................................     28,094      5,605
  Accrued compensation and benefits......................     13,709      3,456
  Other accrued expenses and income taxes................     43,067     15,481
  Current portion of deferred compensation (note 9)......        124         --
  Current portion of long-term debt (note 8).............      5,425      3,541
                                                           ---------  ---------
    Total current liabilities............................    113,519     35,344
Long-term debt due after one year (note 8)...............         --      3,541
Deferred income tax liability (note 13)..................      2,397         --
Deferred compensation, less current portion (note 9).....      2,076         --
                                                           ---------  ---------
    Total liabilities....................................    117,992     38,885
Commitments and contingencies (note 17)
Stockholders' equity (note 10)
  Capital stock, no par value; Issued common shares of
   34,298,942 (1998--17,056,001).........................    222,865    138,871
  Deficit................................................    (44,225)    (9,451)
  Accumulated other comprehensive income.................     (6,910)    (8,663)
                                                           ---------  ---------
    Total stockholders' equity...........................    171,730    120,757
                                                           ---------  ---------
                                                           $ 289,722  $ 159,642
                                                           =========  =========

   The accompanying notes are an integral part of these financial statements.

                               GSI LUMONICS INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              (in thousands of U.S. dollars, except share amounts)

                                                    Year ended December 31,
                                                   ----------------------------
                                                     1999      1998      1997
                                                   --------  --------  --------
                                                   (note 2)
Sales............................................. $274,550  $144,192  $177,328
Cost of goods sold................................  178,773   103,519   111,406
                                                   --------  --------  --------
Gross profit......................................   95,777    40,673    65,922
Operating expenses:
  Research and development........................   28,700    12,985    11,993
  Selling, general and administrative.............   64,653    38,191    37,591
  Amortization of technology and other
   intangibles....................................    4,070       861       400
  Acquired in-process research and development
   (note 2).......................................   14,830        --        --
  Restructuring and other charges (note 16).......   19,631     2,022        --
                                                   --------  --------  --------
Income (loss) from operations.....................  (36,107)  (13,386)   15,938
  Gain on sale of assets (notes 2 and 10).........    1,599        --        --
  Interest income, net............................       89     1,578     1,048
  Foreign exchange transaction gains (losses).....   (2,911)      632        --
                                                   --------  --------  --------
Income (loss) before income taxes.................  (37,330)  (11,176)   16,986
Income taxes provision (benefit)..................   (2,556)   (3,260)    5,074
                                                   --------  --------  --------
Net income (loss)................................. $(34,774) $ (7,916) $ 11,912
                                                   ========  ========  ========
Net income (loss) per common share: (note 10)
  Basic........................................... $  (1.14) $  (0.46) $   0.75
  Diluted......................................... $  (1.14) $  (0.46) $   0.72
Weighted average common shares outstanding
 (000's)..........................................   30,442    17,079    15,989
Weighted average common shares outstanding and
 dilutive potential common shares (000's).........   30,442    17,079    16,454



   The accompanying notes are an integral part of these financial statements.

                               GSI LUMONICS INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              (in thousands of U.S. dollars, except share amounts)

                                                       Accumulated
                           Capital Stock                  Other
                         -----------------            Comprehensive Comprehensive
                         # Shares  Amount   Deficit      Income        Income      Total
                         -------- --------  --------  ------------- ------------- --------
                         (000's)
Balance, December 31,
 1996...................  14,714  $101,619  $(13,360)    $    86      $ 14,138    $ 88,345
                                                                      ========
Net income..............                      11,912                    11,912      11,912
Issuance of capital
 stock
 --public offering (net
  of issue costs).......   2,000    35,658                                          35,658
 --stock options........     387     1,901                                           1,901
Foreign currency
 translation
 adjustments............                                  (4,193)       (4,193)     (4,193)
                          ------  --------  --------     -------      --------    --------
Balance, December 31,
 1997...................  17,101   139,178    (1,448)     (4,107)     $  7,719     133,623
                                                                      ========
Net loss................                      (7,916)                   (7,916)     (7,916)
Issuance of capital
 stock
 --stock options........      50       233                                             233
Repurchase of capital
 stock under normal
 course issuer bid......     (95)     (540)      (87)                                 (627)
Foreign currency
 translation
 adjustments............                                  (4,556)       (4,556)     (4,556)
                          ------  --------  --------     -------      --------    --------
Balance, December 31,
 1998...................  17,056   138,871    (9,451)     (8,663)     $(12,472)    120,757
                                                                      ========
Net loss................                     (34,774)                  (34,774)    (34,774)
Issuance of capital
 stock
 --merger with General
  Scanning Inc., net....  17,079    83,528                                          83,528
 --stock options........     164       466                                             466
Foreign currency
 translation
 adjustments............                                   1,753         1,753       1,753
                          ------  --------  --------     -------      --------    --------
Balance, December 31,
 1999...................  34,299  $222,865  $(44,225)    $(6,910)     $(33,021)   $171,730
                          ======  ========  ========     =======      ========    ========



   The accompanying notes are an integral part of these financial statements.

                               GSI LUMONICS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)

                                                  Year ended December 31,
                                                 ----------------------------
                                                   1999      1998      1997
                                                 --------  --------  --------
Cash flows from operating activities:
Net income (loss) for the year.................. $(34,774) $ (7,916) $ 11,912
Adjustments to reconcile net income (loss) to
 net cash (used in) operating activities:
 Acquired in-process research and development...   14,830        --        --
 Gain on sale of assets.........................   (1,599)       --        --
 Depreciation and amortization..................   15,177     5,600     4,007
 Deferred compensation..........................       78        --        --
 Deferred income taxes..........................   (1,704)   (1,306)     (434)
 Unrealized currency exchange loss..............    1,326       330       241
Changes in current assets and liabilities:
 Accounts Receivable............................  (14,448)   14,408   (23,491)
 Inventories....................................    6,084    (8,343)   (3,654)
 Other current assets...........................    4,540    (3,321)      313
 Accounts payable, accrued expenses, and taxes
  payable.......................................    6,073    (6,360)    5,821
                                                 --------  --------  --------
  Net cash (used in) operating activities.......   (4,417)   (6,908)   (5,285)
                                                 --------  --------  --------
Cash flows from investing activities:
 Merger with General Scanning Inc. (note 2).....    1,451        --        --
 Acquisition of Lumonics Pacific KK (note 2)....     (336)       --        --
 Acquisition of Meteor Optics Inc. (note 2).....       --    (1,158)       --
 Sale of assets.................................    3,940        --        --
 Additions to property, plant and equipment,
  net...........................................   (6,219)  (13,568)   (8,412)
 Maturity of short-term investments.............    8,208    47,091    79,351
 Purchase of short-term investments.............   (7,342)  (43,522)  (80,185)
 (Increase) in other assets.....................     (609)     (102)      (43)
                                                 --------  --------  --------
  Cash (used in) investing activities...........     (907)  (11,259)   (9,289)
                                                 --------  --------  --------
Cash flows from financing activities:
 Proceeds (payments) of bank indebtedness, net..    7,502    (7,865)    7,741
 Payments on long-term debt.....................   (2,617)   (2,325)   (2,527)
 Issue of share capital (net of issue costs)....      466       233    37,560
 Repurchase of common shares....................       --      (627)       --
                                                 --------  --------  --------
  Cash provided by (used in) financing
   activities...................................    5,351   (10,584)   42,774
Effect of exchange rates on cash and cash
 equivalents....................................    1,016    (3,848)     (710)
                                                 --------  --------  --------
Increase (decrease) in cash and cash
 equivalents....................................    1,043   (32,599)   27,490
Cash and cash equivalents, beginning of year....   24,229    56,828    29,338
                                                 --------  --------  --------
Cash and cash equivalents, end of year.......... $ 25,272  $ 24,229  $ 56,828
                                                 ========  ========  ========

   The accompanying notes are an integral part of these financial statements.

                               GSI LUMONICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            As of December 31, 1999
      (tabular amounts in thousands of U.S. dollars except share amounts)

1. Significant Accounting Policies

 Nature of operations

GSI Lumonics Inc. designs, develops, manufactures and markets laser-based advanced manufacturing systems and components which are used in applications such as cutting, welding, drilling, marking, micro-machining, inspection, gene analysis and optical transmission. Major markets for these products include the semiconductor, electronics, automotive, medical/biotechnology and telecommunications industries. In addition, the Company sells to other markets such as the aerospace and packaging industries. The Company's principal markets are in the United States, Canada, Europe, Japan and Asia-Pacific.

 Basis of presentation and change in reporting currency

These consolidated financial statements have been prepared by the Company in United States (U.S.) dollars and in accordance with accounting principles generally accepted in the United States, applied on a consistent basis. Prior to 1998, the Company prepared and filed its consolidated financial statements in Canadian dollars.

 Basis of consolidation

The consolidated financial statements include the accounts of GSI Lumonics Inc. and its wholly-owned subsidiaries (the "Company"). Intercompany transactions and balances have been eliminated.

On March 22, 1999, the Company completed a merger of equals with General Scanning Inc., Watertown, Massachusetts, a leading manufacturer of laser systems and components, and printers. The merger transaction has been accounted for as a purchase for accounting purposes and accordingly, the operations of General Scanning Inc. have been included in the consolidated financial statements from the date of merger (see Note 2).

 Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash equivalents

Cash equivalents are investments held to maturity and have original maturities of three months or less. Cash equivalents consist principally of commercial paper, short-term corporate debt, and banker's acceptances. Cash equivalents are stated at cost, which approximates their fair value. The Company does not believe it is exposed to any significant credit risk on its cash equivalents.

 Short-term investments

Short-term investments consist principally of banker's acceptances, with original maturities greater than three months. The Company has classified these investments as available-for-sale securities and carries them at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and reported as a component of accumulated other comprehensive income until realized.

                               GSI LUMONICS INC.

                            As of December 31, 1999
      (tabular amounts in thousands of U.S. dollars except share amounts)

 Inventories

Inventories, which include materials and conversion costs, are stated at the lower of cost (primarily first-in, first-out) or market.

 Property, plant and equipment

Property, plant and equipment are stated at cost. The declining-balance and straight-line methods determine depreciation and amortization over the estimated useful lives of the owned assets. Estimated useful lives for buildings and improvements range from 5 to 39 years and for machinery and equipment from 3 to 15 years. Leasehold improvements are amortized over the lesser of their useful lives or the lease term, including option periods expected to be utilized.

 Goodwill and other intangibles

Goodwill consists of the excess of cost over acquired net identifiable assets for business purchase combinations. Other intangibles include assembled workforce, trademarks and trade names.

The amortization period for goodwill and other intangibles is determined on a separate basis for each acquisition. Goodwill and other intangibles are amortized on a straight-line basis over periods ranging from a minimum of two to a maximum of ten years from the date of acquisition.

Patents and purchased technology are stated at cost and are amortized on a straight-line basis over the expected life of the asset, up to 17 years.

 Impairment of long-lived assets

The Company regularly assesses the realizability of its long-lived assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of. Based on its review, the Company expects full recovery.

 Revenue recognition

The Company recognizes revenues generally at the time of shipment or when services are provided. For certain long-term contracts, revenues and profits are recognized using the percentage-of-completion method. The Company accrues estimated potential product liability and warranty costs, based on the Company's experience, when revenue is recognized.

 Research and product development expense

Research and development costs are charged to expense as incurred and are reduced by certain related non-refundable government assistance.

 Stock based compensation

The Company has elected to continue to apply APB 25 in accounting for its stock option plans, and immaterial amounts of compensation have been recognized.

                               GSI LUMONICS INC.

                            As of December 31, 1999
      (tabular amounts in thousands of U.S. dollars except share amounts)


 Foreign currency translation

The financial statements of the parent corporation and its subsidiaries outside the U.S. have been translated into U.S. dollars in accordance with the Financial Accounting Standards Board Statement No. 52, Foreign Currency Translation. Assets and liabilities of foreign operations are translated from foreign currencies into U.S. dollars at the exchange rates in effect at the period-end. Revenues and expenses are translated at the average exchange rate in effect for the period. The resulting translation adjustments are reported as a separate component of other comprehensive income in stockholders' equity.

 Derivative financial instruments

Foreign exchange forward contracts and local currency borrowings are used to reduce the impact of certain foreign currency balance sheet fluctuations and foreign currency denominated sales.

Gains and losses from forward contracts that are not hedges of firm commitments are accrued at each balance sheet date and included in the Consolidated Statements of Operations as foreign exchange transactions gains (losses).

In certain circumstances, the Company uses currency and interest rate swap contracts to manage foreign currency exposures and interest rate risk. Payments and receipts under such swap contracts are recognized as adjustments to interest expense on a basis that matches them with the fluctuations in the interest receipts and payments under floating rate financial assets and liabilities.

 Income taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and the income tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Comparative figures

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the 1999 financial statements.

 Recent Pronouncement

In December 1999, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin #101 on revenue recognition which is effective for the Company's fiscal period beginning January 1, 2000. The Company believes this bulletin will not have a significant impact on reported sales.

2. Merger and Acquisitions and Dispositions

On March 22, 1999, the Company completed a merger of equals with General Scanning Inc., Watertown, Massachusetts, a leading manufacturer of laser systems and components. Under the terms of the merger, GSI stockholders received 1.347 shares of common stock in the Company in exchange for each common share of GSI stock they held. Lumonics shareholders continued to hold shares of Lumonics Inc., which, following the merger, was renamed GSI Lumonics Inc. Immediately following the merger, each group of shareholders owned approximately 50% of the outstanding shares of the Company. The merger transaction has been accounted for

                               GSI LUMONICS INC.

                            As of December 31, 1999
      (tabular amounts in thousands of U.S. dollars except share amounts)

as a purchase and accordingly, the operations of General Scanning have been included in the consolidated financial statements from the date of merger. Cash flow impact of $1,451 thousand from the GSI merger is cash acquired of $4,719 thousand, less merger costs paid of $3,268 thousand. The aggregate purchase price of $84 million was allocated to General Scanning net identifiable assets, based on estimated fair values, as follows:

   Shares purchased(a)................................................ $ 83,074
   Options purchased(b) & (c).........................................      917
                                                                       --------
     Total purchase price............................................. $ 83,991
                                                                       ========
   Current assets, including cash of $4,719...........................   69,883
   Fixed assets.......................................................   16,110
   Acquired technology(d).............................................   20,017
   Other identified intangible assets(e)..............................    4,804
   Other long term assets(f)..........................................    3,949
   Deferred taxes, net................................................   14,676
   Current liabilities................................................  (55,440)
   Long term debt.....................................................      (28)
   Deferred compensation, net of $117 current portion.................   (2,005)
   Transaction costs..................................................   (2,805)
   In-process research and development(g).............................   14,830
                                                                       --------
                                                                       $ 83,991
                                                                       ========

------------------
(a) 17,079,475 common shares of GSI Lumonics Inc. valued at US$4.864 per share, in exchange for all 12,679,640 General Scanning outstanding shares of common stock, on the basis of an exchange ratio of 1.347 shares of GSI Lumonics Inc. for each share of General Scanning common stock. The total value assigned to these issued shares is $83,074 thousand. Issue and registration costs of $463 thousand were charged against capital stock.
(b) 2,051,903 GSI Lumonics Inc. stock options valued at US$0.443 per share option, total $909 thousand, in exchange for 1,523,314 General Scanning outstanding stock options.
(c) 70,717 GSI Lumonics Inc. stock options valued at US$0.11 per share option, total $8 thousand, in exchange for 52,500 General Scanning outstanding stock warrants.
(d) Acquired technology of $20 million results from an appraisal of General Scanning intangible assets and is being amortized on a straight line basis over its useful life of 60 months.
(e) Assembled workforce of $3.4 million and Trademark and trade name of $1.4 million result from an appraisal of General Scanning intangible assets and are being amortized on a straight-line basis over a ten year period.
(f) Other long term assets includes a note receivable from Robotic Vision Systems, Inc. (RVSI) of $2,250 thousand, 271,493 shares of RVSI common stock valued at $764 thousand, and other deposits of $935 thousand.
(g) Acquired in-process research and development of $14.8 million charged against income in 1999 results from an appraisal of General Scanning intangible assets.

The purchase price allocation and intangible valuation was based on management's estimates of the after-tax net cash flows, and differs from preliminary estimates in interim statements. Specifically, the valuation gave consideration to the following: a) a fair market premise, excluding any Company-specific considerations which could result in estimates of investment value for the subject assets; b) comprehensive due diligence concerning all potential intangible assets including trademarks, trade names, patents, copyrights, non-compete agreements, assembled workforce, customer relationships, and sales channel; c) the value of acquired existing technology, which was specifically addressed, with a view toward ensuring the relative allocations to existing technology and in-process research and development were consistent with the relative contributions of each to the final product; and d) the allocation to in-process research and development, based on a calculation that considered only the efforts completed as of the merger date, and only the cash flow associated with the completed efforts for one generation of the products currently being developed.

                               GSI LUMONICS INC.

                            As of December 31, 1999
      (tabular amounts in thousands of U.S. dollars except share amounts)


As shown above, the Company recorded a one-time charge of $14.8 million in 1999 for purchased in-process research and development related to thirty in-process projects. The charge is related to the portion of the value of these projects, excluding the contribution of existing technology, that were not yet technically feasible, had no alternative future use and for which successful development was uncertain. Management's conclusion that the in-process development effort had no alternative future use was reached in consultation with engineering personnel from both GSI and Lumonics.

To conform with United States generally accepted accounting principles and to reflect the purchase accounting method used to transact the merger, results for the first 11 weeks of 1999 and all of 1998 are those of Lumonics only. Therefore, the results of 1998 and 1997 do not provide a meaningful basis for comparison with 1999, although they are provided in the financial statements attached. The following pro forma results of operations have been prepared using the purchase method of accounting as if the merger had occurred at the beginning of each fiscal period.

                                                        Pro forma combined
                                                            (unaudited)
                                                      Year ended December 31,
                                                      ------------------------
                                                         1999         1998
                                                      -----------  -----------
   Sales............................................. $   295,009  $   325,109
                                                      ===========  ===========
   Net loss.......................................... $   (41,726) $   (11,233)
                                                      ===========  ===========
   Net loss per common share:
     Basic........................................... $     (1.22) $     (0.33)
     Diluted......................................... $     (1.22) $     (0.33)
   Weighted average common shares outstanding........      34,177       34,030
   Weighted average common shares outstanding and
    dilutive potential common shares.................      34,177       34,030

On October 4, 1999 the Company acquired all outstanding shares of Lumonics Pacific KK, a subsidiary of Sumitomo Heavy Industries Ltd. of Tokyo Japan. The purchase price of $1,305 thousand was comprised of a cash consideration of $439 thousand (cash flow impact of $336 thousand is net of $103 thousand in cash acquired) that was paid upon closing, and debt of $866 thousand, plus agreed interest. The debt will be settled in two equal installments, the first due April 4, 2000, and the second on October 4, 2000 and is included in other accrued expenses and income taxes as at December 31, 1999. This transaction has been accounted for as a purchase.

In June 1998, the Company acquired, for cash consideration of $1,158 thousand, all outstanding shares of Meteor Optics Inc., a fiber-optics manufacturer based in the United States. This transaction has been accounted for as a purchase. Net tangible assets had no significant value, and the purchase price has been allocated to goodwill and is being amortized over 10 years.

In December, 1999 the Company completed the sale of the OLT precision alignment system product line to Virtek Vision International Inc. (Virtek) of Waterloo, Ontario. Under the terms of the sale, GSI Lumonics received cash of $2,366 thousand as well as a 10% royalty on Virtek's sales of these systems to the aerospace industry for three years in exchange for the operating assets of the OLT product line. GSI Lumonics recorded a gain of $699 thousand on this sale during December 1999.

                               GSI LUMONICS INC.

                            As of December 31, 1999
      (tabular amounts in thousands of U.S. dollars except share amounts)


3. Accounts Receivable

Accounts receivable include unbilled receivables on long-term contracts of $0 (1998--$5,531 thousand).

4. Inventories

Inventories consist of the following:

                                                                  December 31,
                                                                 ---------------
                                                                  1999    1998
                                                                 ------- -------
   Raw materials................................................ $26,011 $ 9,123
   Work-in-process..............................................  17,005  14,062
   Finished goods...............................................  29,711  20,911
                                                                 ------- -------
     Total inventories.......................................... $72,727 $44,096
                                                                 ======= =======

5. Property, Plant and Equipment

Property, plant and equipment consists of the following:

                                                               December 31,
                                                             ------------------
                                                               1999      1998
                                                             --------  --------
   Cost:
     Land, buildings and improvements....................... $ 36,435  $ 26,290
     Machinery and equipment................................   36,867    30,218
                                                             --------  --------
       Total cost...........................................   73,302    56,508
   Accumulated depreciation.................................  (28,024)  (24,299)
                                                             --------  --------
       Net property, plant and equipment.................... $ 45,278  $ 32,209
                                                             ========  ========

6. Other Assets

Other assets consist of the following:

                                                                   December 31,
                                                                   -------------
                                                                    1999   1998
                                                                   ------ ------
   Short term other assets:
     Income tax recoverable....................................... $   -- $3,201
     Prepaid expenses.............................................  2,338  1,890
                                                                   ------ ------
       Total...................................................... $2,338 $5,091
                                                                   ====== ======
   Long term other assets:
     Note receivable.............................................. $2,250 $   --
     Deferred income taxes........................................     --    912
     Deposits and other...........................................  1,601     52
                                                                   ------ ------
       Total...................................................... $3,851 $  964
                                                                   ====== ======

                               GSI LUMONICS INC.

                            As of December 31, 1999
      (tabular amounts in thousands of U.S. dollars except share amounts)


7. Bank Indebtedness

The Company has credit facilities of approximately $40 million which are denominated in Canadian dollars, US dollars, Pound sterling and Japanese yen (1998--$20 million). Actual bank indebtedness is due on demand and bears interest based on prime which resulted in an effective average rate 4.98% for fiscal 1999 (1998--7%). As at December 31, 1999, the Company had unused and available demand lines of credit amounting to approximately $19 million (1998-- $9 million).

Accounts receivable and inventories have been pledged as collateral for the bank indebtedness under general security agreements. The borrowings require, among other things, the Company to maintain specified financial ratios and conditions. As at December 31, 1999, the Company was in compliance with those ratios and conditions.

8. Long-term Debt

 Current portion of long-term debt

Long-term debt includes a mortgage payable at 10 3/8% interest, assumed as part of the merger with General Scanning Inc., collateralized by the related land and building, maturing in March 2000, at which time the remaining principal of $1,508 thousand will be payable.

The Company has a long-term loan from Sumitomo Heavy Industries, Ltd., a significant shareholder, all of which is repayable in Japanese yen. The relevant foreign exchange rates were:

                                                                      December
                                                                         31,
                                                                     -----------
                                                                     1999  1998
                                                                     ----- -----
   $1 Canadian = Japanese yen.......................................  70.3  73.8
   $1 US = Japanese yen............................................. 102.1 113.0

The Company has entered into currency and interest rate swap contracts which oblige it to pay Canadian dollars and receive Japanese yen, and pay U.S. dollars and receive Japanese yen, on the dates principal and interest payments are due. The terms of these contracts are described in Note 15.

Long term debt is comprised of:

                                                               1999     1998
                                                              -------  -------
   Sumitomo Heavy Industries, Ltd., Japanese yen term loans,
    interest payable semi-annually at 5.43% with semi-annual
    principal payments, maturing October 31, 2000...........  $ 3,917  $ 7,082
   Silicon Valley Bank, mortgage principal due March 1,
    2000....................................................    1,508       --
   Less current portion.....................................   (5,425)  (3,541)
                                                              -------  -------
     Total..................................................  $    --  $ 3,541
                                                              =======  =======

Total cash interest paid on all debt during the year ended December 31, 1999 was $1,155 thousand (1998--$899 thousand; 1997--$1,112 thousand).

                               GSI LUMONICS INC.

                            As of December 31, 1999
      (tabular amounts in thousands of U.S. dollars except share amounts)

9. Deferred Compensation

Certain officers and employees may defer payment of a portion of their compensation until termination of employment or later. Interest on the outstanding balance is credited quarterly at the prime rate, which averaged 8.01% during the year ended December 31, 1999. The portion of deferred compensation estimated to be due within one year is included in current liabilities.

10. Stockholders' Equity

 Capital stock

The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value.

 Accumulated other comprehensive income

The Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS No. 130") effective January 1, 1998. SFAS No. 130 requires that all non-owner changes in equity, such as the change in foreign currency translation adjustments, be separately classified in the financial statements and that the accumulated balance of other comprehensive income be reported separately from deficit in the equity section of the balance sheet. Any unrealized holding gains and losses on securities held available-for-sale are excluded from earnings and reported as a component of accumulated other comprehensive income until realized, in accordance with SFAS 115.

During 1999, the Company sold securities held for sale and the realized gain of $900 thousand has been included in the results of operations. Accumulated other comprehensive income at end of year includes only unrealized foreign currency translation gains and losses.

 Net income (loss) per common share

Basic income (loss) per common share was computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. For diluted income per common share, the denominator also includes dilutive outstanding stock options and warrants determined using the treasury stock method.

Common and common equivalent share disclosures are:

                                                           Year ended December
                                                                   31,
                                                           --------------------
                                                            1999   1998   1997
                                                           ------ ------ ------
   Weighted average common shares outstanding............. 30,442 17,079 15,989
   Dilutive potential common shares.......................     --     --    465
                                                           ------ ------ ------
   Diluted common shares.................................. 30,442 17,079 16,454
                                                           ====== ====== ======
   Options and warrants excluded from diluted income per
    common share as their effect would be anti-dilutive...  3,978  2,004    290
                                                           ====== ====== ======

                               GSI LUMONICS INC.

                            As of December 31, 1999
      (tabular amounts in thousands of U.S. dollars except share amounts)

 Shareholder rights plan

On April 12, 1999, the Board of Directors adopted a Shareholders Rights Plan (the "Plan"). Under this Plan one Right has been issued in respect of each common share outstanding as of that date and one Right has been and will be issued in respect of each common share issued thereafter. Under the Plan, each Right, when exercisable, entitles the holder to purchase from the Company one common share at the exercise price of Cdn$200, subject to adjustment and certain anti-dilution provisions (the "Exercise Price").

The Rights are not exercisable and cannot be transferred separately from the common shares until the "Separation Time," which is defined as the eighth business day (subject to extension by the Board) after the earlier of (a) the "Stock Acquisition Date" which is generally the first date of public announcement that a person or group of affiliated or associated persons (excluding certain persons and groups) has acquired beneficial ownership of 20% or more of the outstanding common shares, or (b) the date of commencement of, or first public announcement of the intent of any person or group of affiliated or associated persons to commence, a Take-over Bid. At such time as any person or group of affiliated or associated persons becomes an "Acquiring Person" (a "Flip-In Event"), each Right shall constitute the right to purchase from the Company that number of common shares having an aggregate Market Price on the date of the Flip-In Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments).

So long as the Rights are not transferable separately from the common shares, the Company will issue one Right with each new common share issued. The Rights could have certain anti-takeover effects, in that they would cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors.

 Stock options

The Company has stock option plans providing for the issue of options to purchase the Company's common shares. Outstanding options vest over periods of one to four years beginning on the date of grant. The options expire over a period of two to seven years beginning at the date of grant. Of the 4.7 million (1998--3.7 million) options authorized under these plans, 408,178 (1998-- 103,425) options were available for grant as at December 31, 1999.

The 1995 Stock Option Plan (the "1995 Plan"), as amended, provides for the issuance of nonqualified and incentive stock options to purchase up to 2,906,000 shares of the Company's common stock, of which 408,178 were available for future grant at December 31, 1999. Under this plan, options are granted at the closing price of the Company's common shares on the Toronto Stock Exchange or in lieu thereof, Nasdaq, on the trading date of the grant. The exercise period of each option is determined by the Compensation Committee but may not exceed 10 years. The Company's 1994 Stock Option Plan has terminated; however, options to purchase 247,325 shares of common stock were outstanding under the 1994 Plan at December 31, 1999.

In conjunction with the merger with General Scanning Inc. the Company adopted outstanding options held by employees under nonqualified and incentive stock options, and issued 2,051,903 stock options in exchange.

In July 1999, the Company offered employee option holders an exchange of one option for each two options outstanding with exercise prices over US$9.00 or Cdn$13.32. Under this exchange 281,483 options with exercise price of US$4.63 or Cdn$6.95 per share were granted with new vesting schedule, and 562,966 options were cancelled.

                               GSI LUMONICS INC.

                            As of December 31, 1999
      (tabular amounts in thousands of U.S. dollars except share amounts)


During 1995, the Financial Accounting Standards Board issued SFAS No. 123, which defines a fair value based method of accounting for employee stock options or similar equity instruments. The Company has elected to continue to apply APB 25 in accounting for its stock option plans, and immaterial amounts of compensation have been recognized. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts below. Because the method of accounting under SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation costs may not be representative of that to be expected in future years.

                                                       1999     1998     1997
                                                     --------  -------  -------
   Net income (loss):
    As reported..................................... $(34,774) $(7,916) $11,912
    Pro forma....................................... $(36,117) $(8,976) $11,145
   Basic net income (loss) per share:
    As reported..................................... $  (1.14) $ (0.46) $  0.75
    Pro forma....................................... $  (1.19) $ (0.53) $  0.70
   Diluted income (loss) per share:
    As reported..................................... $  (1.14) $ (0.46) $  0.72
    Pro forma....................................... $  (1.19) $ (0.53) $  0.68

The fair value of options was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions:

                                                     1999      1998      1997
                                                   --------- --------- ---------
   Risk-free interest rate........................   6.7%      4.6%      5.8%
   Expected dividend yield........................    --        --        --
   Expected lives upon vesting.................... 1.0 years 1.2 years 1.8 years
   Expected volatility............................    60%       40%       30%
   Weighted average fair value per share..........   $1.85     $1.00     $3.76

                               GSI LUMONICS INC.

                            As of December 31, 1999
      (tabular amounts in thousands of U.S. dollars except share amounts)


Stock option activity for the years ended December 31, 1999, 1998 and 1997 is presented below.

                                                        Options   Weighted avg.
                                                      (thousands) exercise price
                                                      ----------- --------------
   Outstanding at December 31, 1996..................      951        $ 5.71
   Granted...........................................      833         18.40
   Exercised.........................................     (387)         4.91
   Canceled..........................................      (76)         0.34
                                                        ------        ------
   Outstanding at December 31, 1997..................    1,321         13.15
   Granted...........................................      879          5.16
   Exercised.........................................      (50)         4.72
   Canceled..........................................     (146)        15.63
                                                        ------        ------
   Outstanding at December 31, 1998..................    2,004          9.11
   Exchanged in merger with General Scanning.........    2,123          9.86
   Granted...........................................    1,627          4.61
   Exercised.........................................     (164)         3.36
   Canceled..........................................   (1,612)        12.66
                                                        ------        ------
   Outstanding at December 31, 1999..................    3,978        $ 6.71
                                                        ======        ======
   Exercisable at December 31, 1999..................    1,165        $ 7.64
                                                        ======        ======

The following summarizes outstanding and exercisable options outstanding on December 31, 1999:

                                      Options outstanding               Exercisable options
                            ---------------------------------------- --------------------------
                                                                       Number
                              Number      Weighted       Weighted    of options     Weighted
      Range of              of options    average        average     exercisable    average
    exercise prices          (000's)   remaining life exercise price   (000's)   exercise price
    ---------------         ---------- -------------- -------------- ----------- --------------
   $ 1.75 to $ 3.75........     370      4.9 years        $ 2.83          281        $ 2.56
   $ 4.25 to $ 4.50........     809      9.0 years        $ 4.41          111        $ 4.46
   $ 4.60 to $ 5.00........   1,175      4.3 years        $ 4.75          211        $ 4.85
   $ 5.01 to $10.00........     871      4.6 years        $ 6.15          242        $ 8.00
   $10.40 to $19.70........     753      6.8 years        $16.40          320        $14.79
                              -----                                     -----
                              3,978                                     1,165
                              =====                                     =====

 Repurchase of common shares

On April 29, 1998, the Board of Directors authorized a program to repurchase up to 5% of its issued and outstanding common shares. Pursuant to provisions of the Agreement and Plan of Merger with General Scanning Inc., the Company suspended its repurchase program in October 1998. During 1998, the Company repurchased 94,900 common shares for approximately $627 thousand.

 Warrants

In conjunction with the merger with General Scanning Inc. the Company adopted outstanding warrants for the purchase of common stock issued to non-employee members of the General Scanning Inc. Board of Directors.

                               GSI LUMONICS INC.

                            As of December 31, 1999
      (tabular amounts in thousands of U.S. dollars except share amounts)

The warrants are subject to vesting as determined by a committee of the Board of Directors at the date of grant and expire ten years from the date of grant. During the year ended December 31, 1999, none were granted, exercised or cancelled. At December 31, 1999, 70,718 warrants, of which 57,248 are exercisable, remain outstanding at prices ranging from $1.75 to $15.41 per share.

11. Defined Contribution Plans

The Company has defined contribution employee savings plans in Canada, the United Kingdom, and the United States. In the United States, the plan is governed by the provisions of Section 401(k) of the Internal Revenue Code under which contributions may be made by its United States employees. The Company matches the contributions of participating employees on the basis of the percentages specified in each plan. Company matching contributions to the plans during 1999 were $2.3 million (1998--$1.1 million; 1997--$0.9 million).

12. Defined Benefit Pension Plan

The Company's subsidiary in the United Kingdom maintains a pension plan, known as the GSI Lumonics Ltd. UK Pension Scheme. The plan has two components: the Final Salary Plan, which is a defined benefit plan, and the Retirement Savings Plan, which is a defined contribution plan. Effective April 1997, membership to the Final Salary Plan was closed. The most recent actuarial valuation of the plan was performed as at November 30, 1997. The extrapolation as at December 1, 1999 indicates the actuarial present value of the accrued pension benefits and the net assets available to provide for these benefits, at market value, were as follows:

                                                                    1999   1998
                                                                   ------ ------
   Pension fund assets............................................ 13,700 12,000
   Accrued pension benefits....................................... 13,700  9,500

The assumptions used to develop the actuarial present value of the accrued pension benefits were as follows:

                                                                 1999     1998
                                                               -------- --------
   Discount rate..............................................   6.5%     8.5%
   Compensation increases rate................................   5.5%     6.5%
   Investment returns assumption..............................   6.5%     8.5%
   Average remaining service life of employees................ 18 years 18 years

The estimates are based on actuarially computed best estimates of pension asset long-term rates of return and long-term rate of obligation escalation. Variances between these estimates and actual experience are amortized over the employees' average remaining service life.

Pension expense under this plan during fiscal 1999 was $520 thousand (1998-- $670 thousand; 1997--$500 thousand).

                               GSI LUMONICS INC.

                            As of December 31, 1999
      (tabular amounts in thousands of U.S. dollars except share amounts)


13. Income Taxes

Details of the income tax provision (benefit) are as follows:

                                                        1999     1998     1997
                                                       -------  -------  ------
   Current
    Canadian.......................................... $   724  $ 1,687  $2,513
    International.....................................  (1,576)  (3,641)  2,995
                                                       -------  -------  ------
                                                          (852)  (1,954)  5,508
   Deferred
    Canadian..........................................  (2,084)    (247)    384
    International.....................................     380   (1,059)   (818)
                                                       -------  -------  ------
                                                        (1,704)  (1,306)   (434)
                                                       -------  -------  ------
   Income tax provision (benefit)..................... $(2,556) $(3,260) $5,074
                                                       =======  =======  ======

The income tax provision (benefit) reported differs from the amounts computed by applying the Canadian rate to income (loss) before income taxes. The reasons for this difference and the related tax effects are as follows:

                                                        1999     1998     1997
                                                      --------  -------  ------
   Expected Canadian tax rate.......................      44.6%    44.6%   44.0%
   Expected income tax provision (benefit)..........  $(16,649) $(4,984) $7,474
   Non-deductible research and development and other
    expenses........................................     4,325       --      --
   International tax rate differences...............     3,461      (97)   (868)
   Losses and temporary timing differences the
    benefit of which has not been recognized........     5,374    1,377     577
   Previously unrecognized losses and timing
    differences.....................................      (569)    (161)   (807)
   Settlement of Canadian and foreign tax matters...                 --    (423)
   Other items......................................     1,502      605    (879)
                                                      --------  -------  ------
   Reported income tax provision (benefit)..........  $ (2,556) $(3,260) $5,074
                                                      ========  =======  ======

                               GSI LUMONICS INC.

                            As of December 31, 1999
      (tabular amounts in thousands of U.S. dollars except share amounts)


Deferred income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and tax reporting purposes. Significant components of the Company's deferred tax assets and liabilities as at December 31 are as follows:

                                                                 1999     1998
                                                                -------  ------
   Deferred tax assets
    Operating tax loss carryforwards........................... $12,468  $6,539
    Compensation related deductions............................   2,312      --
     Tax credits...............................................   2,431     582
     Restructuring and other accrued liabilities...............  13,452   1,312
   Deferred revenue............................................   1,834   1,231
    Inventory..................................................   3,702     734
    Other......................................................     227     535
                                                                -------  ------
   Total deferred tax assets...................................  36,426  10,933
   Valuation allowance for deferred tax assets.................  (9,756) (5,731)
                                                                -------  ------
   Net deferred tax assets.....................................  26,670   5,202
                                                                -------  ------
   Deferred tax liabilities
    Book and tax differences on fixed assets...................     824   1,076
    Intangibles................................................   3,770      --
                                                                -------  ------
   Net deferred income tax asset............................... $22,076  $4,126
                                                                =======  ======

The Company has provided a valuation allowance against losses in subsidiaries with an inconsistent history of taxable income and loss due to the uncertainty of their realization. In addition, the Company has provided a valuation allowance on net operating loss carryforwards and tax credits related to its wholly-owned subsidiary, View Engineering, Inc., due to the uncertainty of their realizability as a result of limitations on their utilization in accordance with certain US tax laws and regulations.

As at December 31, 1999, the Company had loss carryforwards of approximately $34 million available to reduce future years' income for tax purposes. Of this amount, approximately $8.5 million expires by the end of 2005 and a further $7.5 million expires by the end of 2019, with the remainder carried forward indefinitely.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $3,133 thousand at December 31, 1999. The Company has not recorded a provision for withholding tax on undistributed earnings of foreign subsidiaries, as the Company currently has no plans to repatriate those earnings.

Income taxes paid during 1999 were $810 thousand (1998--$2,316 thousand; 1997-- $2,531 thousand).

14. Related Party Transactions

In addition to matters discussed elsewhere, the Company had the following transactions with related parties. The Company recorded sales revenue from Sumitomo Heavy Industries, Ltd., a significant shareholder, of $11.7 million in the twelve months ended December 31, 1999 (1998--$15.5 million; 1997 $18.9 million) at amounts and terms approximately equivalent to third party transactions. Transactions with Sumitomo are at normal trade terms. The balance sheet reflects receivables from Sumitomo as due from related party.

                               GSI LUMONICS INC.

                            As of December 31, 1999
      (tabular amounts in thousands of U.S. dollars except share amounts)


15. Financial Instruments

 Short-term investments

At December 31, 1999, the Company had $7,342 thousand invested in short-term investments denominated in both U.S. and Canadian dollars with maturity dates between January 13, 2000 and February 23, 2000. At December 31, 1998, the Company had $8,098 thousand invested in short-term investments denominated in Canadian dollars.

 Derivative financial instruments

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company is in the process of quantifying the impacts of adopting SFAS 133 on its financial statements and has not determined the timing of or method of adoption of SFAS 133.

The Company does not actively trade derivative financial instruments but uses them to manage foreign currency and interest rate positions associated with its debt instruments. The terms of these derivative contracts match the terms of the underlying debt instruments and are generally used to reduce financing costs. The Company currently has three such contracts outstanding, two of which convert yen denominated debt to U.S. dollar denominated debt and one contract which converts a yen denominated debt into Canadian dollars.

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of the year-end fair value of significant financial instruments, including debt. The Company believes, based upon current terms, that the carrying value of its debt approximates its fair value.

                                                                  December 31,
                                                                  -------------
                                                                   1999   1998
                                                                  ------ ------
   Long term debt, including current portion:
    Sumitomo Heavy Industries, Ltd., Japanese yen term loans..... $3,917 $7,082
   Favorable value of swaps:
    To convert 100 million yen (1998--200 million yen) to U.S.
     $683, (1998--U.S. 1,365), semi-annual interest at the six-
     month LIBOR less 1.56%......................................    296    406
    To convert 150 million yen (1998--300 million yen) to
     Canadian $1,163 (1998--Cdn $2,326), semi-annual interest at
     the three month bankers acceptance rate less 1.62%..........    669  1,136
    To convert 150 million yen (1998--300 million yen) to U.S.
     $1,023 (1998--U.S. $2,046), interest payable semi-annually
     at 8.20%....................................................    446    610
                                                                  ------ ------
   Favorable Value of swaps......................................  1,411  2,152
                                                                  ------ ------
   Economic Value................................................ $2,506 $4,930
                                                                  ====== ======

                               GSI LUMONICS INC.

                            As of December 31, 1999
      (tabular amounts in thousands of U.S. dollars except share amounts)


The Company is exposed to credit-related losses with respect to the positive fair value of the swap contracts in the event of non-performance by the Canadian Imperial Bank of Commerce and the Industrial Bank of Japan as counterparties. The Company does not expect any counterparties to fail to meet their obligations.

As of December 31, 1999 and 1998, the Company had no foreign exchange forward contracts.

16. Restructuring and Other Charges

A charge of $19.6 million was taken during the three months ended April 2, 1999 to accrue employee severance of $5.6 million, leased facility and related costs of $4 million associated with the closure of the plant in Oxnard, California and redundant facilities worldwide, and costs of $10 million associated with restructuring and integration of operations as a result of the merger. The Oxnard manufacturing operations shut down was completed during December 1999. Other integration activities included exit costs for some product lines, reducing redundant resources worldwide, and abandoning redundant sales and service facilities. During 1999, severance was paid to 130 employees in various locations worldwide. Actual costs for employee severance for some activities have been less than estimated in the accrual due to redeployment of personnel and voluntary terminations. In addition, some facility exit costs and other integration costs have been less than originally estimated. These reductions are reflected in a $2.1 million reversal of restructuring charges during the three months ended December 31, 1999. Offsetting this reduction is an additional charge of $2.1 million for leased facilities costs in Oxnard, and elsewhere worldwide, additional employee severance costs worldwide, and other integration costs. The following table summarizes activity during the year ended December 31, 1999.

                            Total  Severance Facilities Integration
                            -----  --------- ---------- -----------
                                        (in millions)
   Charge during Q1 1999... $19.6    $5.6       $4.0       $10.0
   1999 actions............  (9.5)   (2.4)      (0.2)       (6.9)
   Reversals during Q4
    1999...................  (2.1)   (0.8)      (1.1)       (0.2)
   Charge during Q4 1999...   2.1     0.4        1.2         0.5
                            -----    ----       ----       -----
   Accrual remaining
    December 31, 1999...... $10.1    $2.8       $3.9       $ 3.4
                            =====    ====       ====       =====

The remaining accrual is for further reduction of redundant resources worldwide, including severance for approximately 160 employees. It is expected that most actions will be completed by end of 2000, but certain leased facility costs will take longer to resolve due to the nature of the lease commitments.

17. Commitments and Contingencies

 Operating leases

The Company leases certain equipment and facilities under operating lease agreements that expire through 2013. The facility leases require the Company to pay real estate taxes and other operating costs. For the year ended December 31, 1999 lease expense was approximately $4,666 thousand (1998--$1,923 thousand; 1997--$1,645 thousand).

                               GSI LUMONICS INC.

                            As of December 31, 1999
      (tabular amounts in thousands of U.S. dollars except share amounts)


Minimum lease payments under operating leases expiring subsequent to December 31, 1999 are:

   2000................................................................ $ 4,849
   2001................................................................   4,041
   2002................................................................   3,327
   2003................................................................   2,595
   2004................................................................   2,535
   Thereafter..........................................................   7,602
                                                                        -------
   Total minimum lease payments........................................ $24,949
                                                                        =======

 Recourse receivables

In Japan, where it is customary to do so, the Company discounts certain customer notes receivable at a bank with recourse. The Company's maximum exposure was $2,961 thousand at December 31, 1999. The book value of the recourse receivables approximates fair value. During 1999, the Company received cash proceeds relating to the discounted receivables of $6,661 thousand.

 Legal proceedings and disputes

A provision of $19 million was recorded during the three months ended April 2, 1999 to accrue damages and legal fees, through to appeal, relating to Electro Scientific Industries, Inc. v. General Scanning Inc., USDC Case No. C-96-4628, and is reflected as a reduction in net assets acquired at the time of merger. In October 1998 the U.S. District Court for the Northern District of California issued a decision on motions for summary judgment in an action filed against General Scanning Inc. for alleged patent infringement concerning U.S. Patent Nos. 5,265,114 and 5,473,624. The Court granted Electro Scientific's motions for summary judgment on infringement and on the issue of whether Electro Scientific committed inequitable conduct by intentionally failing to cite prior art to the U.S. Patent Office in connection with one of its patents. The Court denied General Scanning Inc.'s motion for summary judgment that the Electro Scientific patents are invalid due to prior art. During March 1999, the Court granted Electro Scientific's motion for partial summary judgment that upgrade kits, sold by General Scanning for 1.3 micron laser wavelength memory repair, infringe the Electro Scientific patents in suit. The referenced patents cover the use of 1.32 micron wavelength lasers in the repair of memory chips and semiconductors with imbedded memory. In April 1999 a federal court jury issued a verdict that Electro Scientific's patent 5,473,624 was invalid, and that Electro Scientific's patent 5,265,114 was valid, and awarded a $13.1 million damage judgment. A federal district court judge ruled on several post-trial matters in July 1999. The Court refused Electro Scientific's requests to increase damages awarded by the jury in April, and for attorney fees, but granted interest on the damages. The Court also affirmed the jury's decision to invalidate one of the two patents asserted by Electro Scientific in the case. The Company has appealed the decisions on infringement, the validity of the second patent and the award of damages. The Company was required to post an unsecured bond with the court in order to proceed with the appeal. No date has been set for arguments. At GSI Lumonics' request, the U.S. Patent and Trademark Office ("PTO") has agreed to reexamine ESI's Patent No. 5,265,114, indicating in its November 18, 1999 Order that information not previously considered raised "a substantial new question of patentability." The PTO reexamination is a separate proceeding from GSI Lumonics' pending appeal of the ESI judgement. GSI Lumonics intends to present evidence in the reexamination that may invalidate ESI's 114 patent. The outcome is not determinable at this time.

Robotic Vision Systems, Inc. v. View Engineering, Inc., USDC Case No. 95-7441. This case involves a patent infringement complaint by Robotic Vision Systems, Inc. ("RVSI") alleging infringement of U.S. Patent

                               GSI LUMONICS INC.

                            As of December 31, 1999
      (tabular amounts in thousands of U.S. dollars except share amounts)

No. 5,463,227 by View Engineering, Inc. ("View"), a wholly-owned subsidiary of General Scanning Inc. The matter was tried before a judge sitting in the United States District Court for the Central District of California in November 1999, and the parties are currently awaiting the court's decision. RVSI alleges infringement relating to lead inspection machines sold by View and seeks damages of $60.5 million. In settlement of separate litigation with RVSI in June 1998, arising from General Scanning Inc.'s acquisition of View in August 1996, General Scanning Inc. agreed not to compete in the field of semiconductor interconnection inspection. During the first six months of 1998, sales by General Scanning Inc. of all products used in semiconductor lead interconnection inspection which involved products relating to the alleged infringement totaled approximately 2% of General Scanning Inc.'s total sales.

GSI Lumonics believes that RVSI's claims in the above action are without merit and GSI Lumonics Inc. is vigorously defending these proceedings. However, if RVSI prevails on one or more of its claims and damages are awarded, there could be a material adverse effect on GSI Lumonics Inc.'s operating results and/or financial condition. The outcome is not determinable at this time.

Commencement of Copyright Infringement Declaratory Judgement Action. On December 10, 1999 GSI Lumonics Inc. filed suit in the United States District Court for the District of Massachusetts seeking a declaration that GSI Lumonics' QuantArray(R) Microarray Analysis Software does not infringe any copyright owned by BioDiscovery, Inc. or its president, Soheil Shams. BioDiscovery, Inc. is a manufacturer of microarray quantification software under the name ImaGene(R). GSI Lumonics previously distributed ImaGene(R) software under a non-exclusive arrangement with BioDiscovery, but subsequently developed its own software when BioDiscovery refused to develop necessary enhancements to stay abreast of industry trends, especially in the field of multi-channel scanning. GSI Lumonics felt compelled to file suit to resolve these copyright issues and is confident in its position. On December 21, 1999, BioDiscovery and its President, Soheil Shams, responded to the GSI Lumonics' declaratory judgement action by filing a separate suit in the Federal Court in Los Angeles, CA, alleging that GSI Lumonics reverse engineered software and also sued for copyright infringement. GSI Lumonics has applied to the California court to seek the prompt dismissal of the California action in favor of its prior pending action. In the matter before the United States District Court for the District of Massachusetts, the court denied BioDiscovery's motion to dismiss and has scheduled the trial for May 2000. The outcome is not determinable at this time.

Other. As the Company has disclosed since 1994, a party has commenced legal proceedings in the United States against a number of U.S. manufacturing companies, including companies that have purchased systems from GSI Lumonics Inc. The plaintiff in the proceedings has alleged that certain equipment used by these manufacturers infringes patents claimed to be held by the claimant. While GSI Lumonics Inc. is not a defendant in any of the proceedings, several of GSI Lumonics Inc.'s customers have notified GSI Lumonics Inc. that, if the party successfully pursues infringement claims against them, they may require GSI Lumonics Inc. to indemnify them to the extent that any of their losses can be attributed to systems sold to them by GSI Lumonics Inc. While GSI Lumonics does not believe that the outcome of these claims will have a material adverse effect upon GSI Lumonics, there can be no assurance that any such claims, or any similar claims, would not have a material adverse effect upon GSI Lumonics' financial condition or results of operations.
 Risks and uncertainties

The Company has experienced, and may continue to experience, fluctuations in operating results due to a variety of factors, including: the rate of growth of the markets for laser systems and components; industry cycles in target markets; market acceptance of the Company's products and those of its competitors;

                               GSI LUMONICS INC.

                            As of December 31, 1999
      (tabular amounts in thousands of U.S. dollars except share amounts)

development and promotional expenses relating to the introductions of new products or new versions of existing products; changes in pricing policies by the Company and its competitors; the timing of the receipt of orders from major customers; the timing of shipments and economic conditions in foreign markets.

Certain of the components and materials included in the Company's laser systems and optical products are currently obtained from single source suppliers. There can be no assurance that a disruption of this outside supply would not create substantial manufacturing delays and additional cost to the Company.

There is no concentration of credit risk related to the Company's position in trade accounts receivable other than the amount due from Sumitomo Heavy Industries, Ltd., a related party. Credit risk, with respect to trade receivables, is minimized because of the diversification of the Company's operations, as well as its large customer base and its geographical dispersion.

18. Segment Information

GSI Lumonics Inc. designs, develops, manufactures and markets laser-based advanced manufacturing systems and components. The laser systems and components are used in highly automated environments for applications such as cutting, drilling, welding, marking, micro machining, inspection and coding a wide range of products and materials in the automotive, electronics, semiconductor, packaging, medical and aerospace industries. The printers are used in the medical and photo-finishing industries. The Company's principal markets are in the United States, Canada, Europe, Japan and Asia-Pacific.

During the three months ended December 31, 1999, the Company re-evaluated its reportable segments and concluded it has one reportable segment. In classifying operational entities into a particular segment, the Company aggregated businesses with similar economic characteristics, products and services, production processes, customers and methods of distribution.

 Geographic segment information

The Company attributes revenues to geographic areas on the basis of the customer location. Long-lived assets are attributed to geographic areas in which Company assets reside.

                                     Year ended December 31,
                              ----------------------------------------
                                  1999          1998          1997
                              ------------  ------------  ------------
   Revenues from external
    customers:
    Canada................... $ 10,782   4% $  8,264   6% $  9,750   5%
    USA......................  143,034  52%   61,269  42%   91,835  52%
    Europe...................   65,296  24%   40,427  28%   33,385  19%
    Japan....................   32,648  12%   15,987  11%   19,806  11%
    Asia-Pacific, other......   22,790   8%   18,245  13%   22,552  13%
                              --------      --------      --------
     Total................... $274,550 100% $144,192 100% $177,328 100%
                              ========      ========      ========
   Long-lived assets:
    Canada................... $  7,726      $  9,567      $ 11,307
    US.......................   42,424         5,548         5,342
    Europe...................   17,484        20,848        10,757
    Japan....................      591            --            --
    Asia-Pacific, other......      400           318           301
                              --------      --------      --------
     Total................... $ 68,625      $ 36,281      $ 27,707
                              ========      ========      ========

                               GSI LUMONICS INC.

                            As of December 31, 1999
      (tabular amounts in thousands of U.S. dollars except share amounts)


19. Subsequent Events

On March 16, 2000, Electro Scientific Industries, Inc. filed an action for patent infringement in the United States District Court for the Central District of California against the Company and Dynamic Details Inc., an unrelated party who is one of the Company's customers. Electro Scientific alleges that the Company offers to sell and import into the United States our GS-600 high speed laser drilling system and that Dynamic Details possesses and uses a GS-600 System. They further allege that Dynamic Details infringes on Electro Scientific's U.S. patent no. 5,847,960 and that the Company has actively induced the infringement of, and contributorily infringed on, the patent. Electro Scientific seeks an injunction, an unspecified amount of damages, trebling of those damages, and attorney fees. The Company intends to vigorously defend this claim and, based on its investigation of the patent to date, it believes that it will prevail. The outcome is not determinable at this time.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
General Scanning Inc.:

We have audited the accompanying consolidated balance sheets of General Scanning Inc. (a Massachusetts corporation) and subsidiaries as of December 31, 1997 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General Scanning Inc. and subsidiaries as of December 31, 1997 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Boston, Massachusetts
February 12, 1999
(except with respect to the matter
discussed in Note 12, as to which
the date is March 22, 1999, and the
matters discussed in Note 10(c), as to
which the date is November 18, 1999)

                             GENERAL SCANNING INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (in thousands, except share data)

                                                Year ended December 31,
                                          -------------------------------------
                                             1996         1997         1998
                                          -----------  -----------  -----------
Net sales:
  Laser systems and components..........  $   131,867  $   154,536  $   148,141
  Printers..............................       24,666       26,994       33,256
                                          -----------  -----------  -----------
    Total sales.........................      156,533      181,530      181,397
                                          -----------  -----------  -----------
Cost of sales:
  Laser systems and components..........       71,038       79,850       78,951
  Printers..............................       13,815       14,955       18,580
                                          -----------  -----------  -----------
    Total cost of sales.................       84,853       94,805       97,531
                                          -----------  -----------  -----------
Gross profit:
  Laser systems and components..........       60,829       74,686       69,190
  Printers..............................       10,851       12,039       14,676
                                          -----------  -----------  -----------
    Total gross profit..................       71,680       86,725       83,866
                                          -----------  -----------  -----------
Operating expenses:
  Research and product development......       18,400       22,302       26,873
  Selling, general and administrative...       39,475       46,169       51,049
  Restructuring, litigation and other
   charges..............................           --           --        7,654
  Acquired in-process research and
   development..........................           --       10,600           --
                                          -----------  -----------  -----------
    Total operating expenses............       57,875       79,071       85,576
                                          -----------  -----------  -----------
Income (loss) from operations...........       13,805        7,654       (1,710)
Merger expenses.........................       (1,950)          --         (900)
Interest income (expense), net..........          272          464         (454)
Foreign exchange transaction gains
 (losses)...............................         (159)        (507)         191
                                          -----------  -----------  -----------
Income (loss) before income taxes.......       11,968        7,611       (2,873)
Income tax provision (benefit)..........        5,367        2,502         (999)
                                          -----------  -----------  -----------
Net income (loss).......................  $     6,601  $     5,109  $    (1,874)
                                          -----------  -----------  -----------
Foreign currency translation adjustment.         (139)        (305)         370
Change in unrealized gain (loss) on
 marketable equity securities...........           --           --         (736)
                                          -----------  -----------  -----------
Comprehensive income (loss).............  $     6,462  $     4,804  $    (2,240)
                                          ===========  ===========  ===========
Basic income (loss) per common share....  $      0.56  $      0.42  $     (0.15)
                                          ===========  ===========  ===========
Diluted income (loss) per common share..  $      0.53  $      0.40  $     (0.15)
                                          ===========  ===========  ===========
Weighted average common shares
 outstanding............................   11,774,000   12,065,387   12,583,993
                                          ===========  ===========  ===========
Weighted average common shares
 outstanding and dilutive potential
 common shares..........................   12,476,237   12,656,763   12,583,993
                                          ===========  ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements

                             GENERAL SCANNING INC.

                          CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)

                                                             As of December
                                                                   31,
                                                            ------------------
                                                              1997      1998
                                                            --------  --------
                          ASSETS
Current assets:
 Cash and cash equivalents................................. $  8,418  $  6,145
 Accounts receivable, less allowance of $1,203 in 1997 and
  $2,295 in 1998...........................................   44,425    35,431
 Inventories...............................................   34,051    34,887
 Deferred income taxes.....................................    7,857    11,518
 Other current assets......................................    1,517     1,183
                                                            --------  --------
  Total current assets.....................................   96,268    89,164
                                                            --------  --------
Property, plant and equipment, net.........................   14,611    14,973
Other assets...............................................      437     3,445
Intangible assets, net of amortization of $1,863 in 1997
 and $2,239 in 1998........................................    3,726     3,150
                                                            --------  --------
                                                            $115,042  $110,732
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Notes payable to banks and current portion of long-term
  debt..................................................... $  4,169  $  4,722
 Current portion of deferred compensation..................      582       757
 Accounts payable..........................................   12,775     7,667
 Accrued expenses..........................................   16,079    16,992
                                                            --------  --------
  Total current liabilities................................   33,605    30,138
                                                            --------  --------
Long-term debt due after one year..........................    1,530     1,543
Deferred compensation, less current portion................    1,678     1,326
Commitments and contingencies (Note 10)
Stockholders' equity:
 Preferred stock, $.01 par value; authorized 1,000,000
  shares; issued and outstanding--none.....................       --        --
 Common stock, $.01 par value; authorized 15,000,000
  shares; issued 12,791,796 in 1997 and 13,032,549 in 1998.      128       130
Additional paid-in capital.................................   48,788    50,522
Retained earnings..........................................   30,794    28,920
Cumulative translation adjustment..........................     (892)     (522)
Unrealized (loss) on marketable equity securities..........       --      (736)
Treasury stock, at cost; 366,073 shares....................     (589)     (589)
                                                            --------  --------
 Total stockholders' equity................................   78,229    77,725
                                                            --------  --------
                                                            $115,042  $110,732
                                                            ========  ========

  The accompanying notes are an integral part of these consolidated financial statements

                             GENERAL SCANNING INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (in thousands)

                                                                           Unrealized   Treasury
                           Common Stock                                     loss on      stock
                          --------------- Additional           Cumulative  marketable ------------
                                 $.01 Par  paid-in   Retained  translation   equity
                          Shares  value    capital   earnings  adjustment  securities Shares Cost
                          ------ -------- ---------- --------  ----------- ---------- ------ -----
Balance, December 31,
 1995...................  11,968   $119    $41,587   $19,084      $(448)     $  --     (366) $(588)
Net income..............      --     --         --     6,601         --         --       --     --
Stock option and warrant
 exercises, including
 tax effects............     278      3      2,070        --         --         --       --     --
Cumulative translation
 adjustment.............      --     --         --        --       (139)        --       --     --
                          ------   ----    -------   -------      -----      -----     ----  -----
Balance, December 31,
 1996...................  12,246    122     43,657    25,685       (587)        --     (366)  (588)
Net income..............      --     --         --     5,109         --         --       --     --
Stock option and warrant
 exercises, including
 tax effects............     471      5      3,132        --         --         --       --     --
Fractional shares from
 View Engineering, Inc.
 merger.................      --     --         --        --         --         --       --     (1)
Shares issued in
 acquiring Reel-Tech,
 Inc....................      75      1      1,999        --         --         --       --     --
Cumulative translation
 adjustment.............      --     --         --        --       (305)        --       --     --
                          ------   ----    -------   -------      -----      -----     ----  -----
Balance, December 31,
 1997...................  12,792    128     48,788    30,794       (892)        --     (366)  (589)
Net loss................      --     --         --    (1,874)        --         --       --     --
Stock option and warrant
 exercises, including
 tax effects............     241      2      1,734        --         --         --       --     --
Unrealized loss on
 marketable equity
 securities.............      --     --         --        --         --       (736)      --     --
Cumulative translation
 adjustment.............      --     --         --        --        370         --       --     --
                          ------   ----    -------   -------      -----      -----     ----  -----
Balance, December 31,
 1998...................  13,033   $130    $50,522   $28,920      $(522)     $(736)    (366) $(589)
                          ======   ====    =======   =======      =====      =====     ====  =====


  The accompanying notes are an integral part of these consolidated financial statements

                             GENERAL SCANNING INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                    Year ended December 31,
                                                    --------------------------
                                                     1996      1997     1998
                                                    -------  --------  -------
Cash flows from operating activities:
Net income (loss).................................. $ 6,601  $  5,109  $(1,874)
Adjustments to reconcile net income (loss) to net
 cash provided by (used in) operating activities--
 Acquired in-process research and development......      --    10,600       --
 Depreciation and amortization.....................   3,180     3,941    5,113
 Deferred compensation.............................     347       367     (177)
 Deferred income taxes.............................    (646)   (3,837)  (3,661)
 Subordinated note and equity securities received
  for non-competition agreement and technology
  license pursuant to litigation settlement........      --        --   (3,750)
Changes in current assets and liabilities, net of
 effects of Reel-Tech, Inc. acquisition--
 Accounts receivable...............................  (9,444)  (13,659)   9,896
 Inventories.......................................  (1,119)   (6,271)    (683)
 Other current assets..............................       2       (42)     455
 Accounts payable and accrued expenses.............    (592)    6,977   (4,405)
                                                    -------  --------  -------
Net cash provided by (used in) operating
 activities........................................  (1,671)    3,185      914
                                                    -------  --------  -------
Cash flows from investing activities:
 Purchase of Reel-Tech, Inc. (1)...................      --   (12,446)      --
 Additions to property, plant and equipment, net...  (6,902)   (5,335)  (4,985)
 Decrease (increase) in other assets...............      15        20      164
                                                    -------  --------  -------
  Net cash (used in) investing activities..........  (6,887)  (17,761)  (4,821)
                                                    -------  --------  -------
Cash flows from financing activities:
Proceeds from notes payable to banks and others....  13,633    16,662   35,859
 (Payments) on notes payable to banks and others... (15,567)  (15,087) (35,859)
 Net (payments) on long-term debt..................      (7)      (19)     (19)
 Stock option and warrant exercises, including tax
  effects..........................................   2,073     3,136    1,736
                                                    -------  --------  -------
  Net cash provided by financing activities........     132     4,692    1,717
                                                    -------  --------  -------
Effect of exchange rate changes on cash and cash
 equivalents.......................................     386       647      (83)
                                                    -------  --------  -------
Increase (decrease) in cash and cash equivalents...  (8,040)   (9,237)  (2,273)
Cash and cash equivalents, beginning of period.....  25,695    17,655    8,418
                                                    -------  --------  -------
Cash and cash equivalents, end of period........... $17,655  $  8,418  $ 6,145
                                                    =======  ========  =======
Supplemental disclosure of cash flow information:
Cash paid during the period for--
 Interest.......................................... $   862  $    478  $   566
                                                    =======  ========  =======
 Income taxes...................................... $ 4,834  $  4,485  $   151
                                                    =======  ========  =======
(1) Acquisition of Reel-Tech, Inc.:
 Net assets and in-process research and development
  acquired......................................... $    --  $(14,446) $    --
 Issuance of common stock..........................      --     2,000       --
                                                    -------  --------  -------
Net cash used to acquire business.................. $    --  $(12,446) $    --
                                                    =======  ========  =======

  The accompanying notes are an integral part of these consolidated financial statements.

                             GENERAL SCANNING INC.

                SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

                          97Q1     97Q2    97Q3     97Q4     98Q1     98Q2     98Q3     98Q4
                         -------  ------- -------  -------  -------  -------  -------  -------
                                      (in thousands, except per share data)
Net sales:
 Laser systems and
  components............ $31,109  $37,504 $40,515  $45,408  $44,504  $39,753  $31,877  $32,007
 Printers...............   6,608    5,210   7,041    8,135    6,068    9,319   10,163    7,706
                         -------  ------- -------  -------  -------  -------  -------  -------
  Total sales...........  37,717   42,714  47,556   53,543   50,572   49,072   42,040   39,713
                         -------  ------- -------  -------  -------  -------  -------  -------
Gross profit:
 Laser systems and
  components............  15,012   17,527  19,810   22,337   21,757   19,377   13,561   14,495
 Printers...............   3,061    2,291   3,031    3,656    2,745    3,984    4,402    3,545
                         -------  ------- -------  -------  -------  -------  -------  -------
  Total gross profit....  18,073   19,818  22,841   25,993   24,502   23,361   17,963   18,040
                         -------  ------- -------  -------  -------  -------  -------  -------
Operating expenses:
 Research and product
  development...........   4,952    4,978   6,126    6,246    7,461    7,269    6,139    6,004
 Selling, general and
  administrative........  10,321   11,103  11,357   13,388   13,385   14,447   12,211   11,006
 Restructuring,
  litigation and other
  charges...............      --       --      --       --       --    5,060      717    1,877
 Acquired in-process
  research and
  development...........      --       --      --   10,600       --       --       --       --
                         -------  ------- -------  -------  -------  -------  -------  -------
  Total operating
   expenses.............  15,273   16,081  17,483   30,234   20,846   26,776   19,067   18,887
                         -------  ------- -------  -------  -------  -------  -------  -------
Income (loss) from
 operations.............   2,800    3,737   5,358   (4,241)   3,656   (3,415)  (1,104)    (847)
Merger (expenses).......      --       --      --       --       --       --       --     (900)
Interest income
 (expense), net.........      98      165     135       66      (34)    (240)    (104)     (76)
Foreign exchange
 transaction gains
 (losses)...............    (110)      11    (227)    (181)     (82)      62      115       96
                         -------  ------- -------  -------  -------  -------  -------  -------
Income (loss) before
 income taxes...........   2,788    3,913   5,266   (4,356)   3,540   (3,593)  (1,093)  (1,727)
Income taxes............     978    1,367   1,685   (1,528)   1,239   (1,261)    (382)    (595)
                         -------  ------- -------  -------  -------  -------  -------  -------
Net income (loss)....... $ 1,810  $ 2,546 $ 3,581  $(2,828) $ 2,301  $(2,332) $  (711) $(1,132)
                         =======  ======= =======  =======  =======  =======  =======  =======
Basic income (loss) per
 common share........... $  0.15  $  0.21 $  0.30  $ (0.23) $  0.18  $ (0.19) $ (0.06) $ (0.09)
                         =======  ======= =======  =======  =======  =======  =======  =======
Diluted income (loss)
 per common share....... $  0.15  $  0.20 $  0.28  $ (0.23) $  0.18  $ (0.19) $ (0.06) $ (0.09)
                         =======  ======= =======  =======  =======  =======  =======  =======
Weighted average common
 shares outstanding and
 dilutive potential
 common shares..........  12,465   12,553  12,739   12,310   12,870   12,571   12,637   12,656
                         =======  ======= =======  =======  =======  =======  =======  =======

                             GENERAL SCANNING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1998

1.  Significant Accounting Policies

 Nature of operations

General Scanning Inc. develops, manufactures and sells its products on a worldwide basis through two industry segments: laser systems and components; and printers. The laser systems and components segment provides products for a wide range of applications in the automotive, electronics, semiconductor, medical and aircraft industries. The Company's core technological expertise which is employed in each of these applications is high speed micropositioning and precise power control of lasers, as well as 2D and 3D image processing. The printer segment provides printers for the medical and photo-finishing industries.

 Basis of presentation

The consolidated financial statements include the accounts of General Scanning Inc. and its wholly-owned subsidiaries (the "Company"). Significant intercompany accounts and transactions have been eliminated in consolidation.

In August 1996, the Company acquired View Engineering, Inc. ("View") by issuing 1,437,060 shares of General Scanning Inc. common stock (after giving effect to certain adjustments at the closing) in exchange for all of View's outstanding shares of capital stock, accrued preferred dividends and the net value of warrants and options. View uses laser image processing technology to serve applications requiring precision inspection, measurement and process control. The transaction has been accounted for as a pooling of interests for accounting purposes and, accordingly, the accompanying consolidated financial statements include the accounts of View for all periods presented. Merger expenses include primarily brokers' fees and legal and accounting costs.

On November 28, 1997, the Company acquired the assets of Reel-Tech, Inc. for $14.4 million, which consisted of $12.4 million of cash and 75,118 shares of General Scanning Inc. common stock. Reel-Tech is an integrator of electronics components handling systems for marking, lead inspection, parts sorting and parts packaging. The transaction was accounted for as a purchase for accounting purposes and, accordingly, the operations of Reel-Tech have been included in the consolidated financial statements from the date of acquisition. Goodwill arising from the transaction of $3.1 million is being amortized on a straight-line basis over a 10-year period. Results of operations would not have changed materially for 1997 or 1996 if Reel-Tech had been acquired on January 1, 1996. Upon consummation of the Reel-Tech acquisition, the Company immediately expensed $10.6 million representing purchased in-process technology that had not yet reached technological feasibility and had no alternative future use. The value was based on an independent appraisal and was determined by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from such projects, and discounting the net cash flows back to their present value. The discount rate included a factor that took into account the uncertainty surrounding the successful development of the purchased in-process technology. The in-process projects were expected to be commercially viable on dates ranging from the end of calendar year 1998 through calendar year 1999. Expenditures to complete these projects were expected to total approximately $3.2 million (see Note 11).

 Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

                             GENERAL SCANNING INC.

                               December 31, 1998

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Risks and uncertainties

The Company has experienced, and may continue to experience, fluctuations in operating results due to a variety of factors, including: the rate of growth of the markets for laser systems and components and printers; market acceptance of the Company's products and those of its competitors; development and promotional expenses relating to the introductions of new products or new versions of existing products; changes in pricing policies by the Company and its competitors; the timing of the receipt of orders from major customers; the timing of shipments and economic conditions in foreign markets.

Certain of the components and materials included in the Company's laser systems and optical products are currently obtained from single source suppliers. There can be no assurance that a disruption of this outside supply would not create substantial manufacturing delays and additional cost to the Company.

 Cash and cash equivalents

Cash and cash equivalents include cash in banks and highly liquid investments having original maturity dates not exceeding three months. The investments are stated at cost, which approximates their fair value. The Company does not believe it is exposed to any significant credit risk on its cash and cash equivalents.

 Inventories

Inventories, which include materials and conversion costs, are stated at the lower of cost (primarily first-in, first-out) or market. Inventories consist of the following:

                                                                  December 31,
                                                                 ---------------
                                                                  1997    1998
                                                                 ------- -------
                                                                 (in thousands)
   Purchased parts.............................................. $14,992 $15,901
   Work-in-process..............................................   8,127   7,358
   Finished goods...............................................  10,932  11,628
                                                                 ------- -------
     Total inventory............................................ $34,051 $34,887
                                                                 ======= =======

 Depreciation and amortization

Depreciation and amortization are determined by the straight-line and declining-balance methods over the estimated useful lives of the owned assets. Estimated useful lives for buildings and improvements range from 5 to 31 years, and for machinery and equipment from 3 to 15 years. Leasehold improvements are amortized over the lesser of their useful lives or the lease term, including option periods expected to be utilized.

 Other Assets

Other assets at December 31, 1998 consist primarily of a subordinated note of $2.25 million and common stock of $764 thousand, received as part of a litigation settlement during 1998 (see Note 11). The subordinated note

                             GENERAL SCANNING INC.

                               December 31, 1998

is carried at face value, which approximates fair market value. The common stock is considered to be available for sale and is carried at fair value based on quoted market price. The difference between the cost and market value of the common stock is recorded as "Unrealized gain (loss) on marketable equity securities" in the accompanying consolidated financial statements.

 Foreign currency

Assets and liabilities of foreign operations are translated from foreign currencies into U.S. dollars at the exchange rates in effect at the period-end. Revenues and expenses are translated at the average exchange rate in effect for the period. The resulting translation adjustments are recorded as a component of stockholders' equity.

Foreign exchange forward contracts and local currency borrowings are used to reduce the impact of certain foreign currency balance sheet fluctuations. Gains and losses from the forward contracts that are not hedges of firm commitments are accrued at each balance sheet date and included in the Consolidated Statements of Operations as foreign exchange transaction gains (losses). At December 31, 1998, the Company had contracts to exchange foreign currencies (yen, French francs and Deutsche marks) for U.S. dollars totaling $4.7 million maturing through April, 1999. The fair value of losses from these contracts was approximately $0.3 million at December 31, 1998, which is based on the market price of offsetting forward exchange contracts at December 31, 1998.

To the extent the Company utilizes foreign exchange forward contracts, it purchases them from major financial institutions for terms that have not exceeded six months.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The Company is in the process of quantifying the impacts of adopting SFAS 133 on its financial statements and has not determined the timing of or method of adoption of SFAS 133.

 Income (loss) per share of common stock

In 1997, the Company adopted SFAS No. 128, Earnings per Share. Amounts reported herein for 1996 as "Diluted income per common share" are the same as those reported previously as "Net income per common and common equivalent share outstanding." Basic income (loss) per common share was computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. For diluted income per common share, the denominator also includes dilutive outstanding stock options and warrants determined using the treasury stock method.

                             GENERAL SCANNING INC.

                               December 31, 1998


Common and common equivalent share disclosures are:

                                                           Year ended December
                                                                   31,
                                                           --------------------
                                                            1996   1997   1998
                                                           ------ ------ ------
                                                              (in thousands)
   Weighted average common shares outstanding............. 11,774 12,065 12,584
   Dilutive potential common shares.......................    702    592     --
                                                           ------ ------ ------
   Diluted common shares.................................. 12,476 12,657 12,584
                                                           ====== ====== ======
   Options and warrants excluded from diluted income per
    common share as their effect would be antidilutive....     76    104  1,252
                                                           ====== ====== ======

 Revenue recognition

The Company recognizes product revenues generally at the later of the time of shipment or when substantially all terms and conditions of the sale have been met. For certain long-term contracts, revenues and profits are recognized using the percentage-of-completion method. The Company provides for estimated warranty costs at the time of revenue recognition.

 Research and product development expense

Expenditures for research and development of products and manufacturing processes are expensed as incurred.

 Interest

Interest expense in 1998 is net of $280 thousand of interest income. Interest income in 1997 and 1996 is net of $498 thousand and $845 thousand of interest expense, respectively.

 Impairment of long-lived assets

The Company periodically assesses the realizability of its long-lived assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of. Based on its review, the Company does not believe that any material impairment of its long-lived assets has occurred.

 Comprehensive income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The statement is effective for fiscal years beginning after December 15, 1997 and the Company adopted the statement in 1998.

2. Intangible Assets

Purchase price in excess of the fair market value of tangible assets acquired is recorded as intangible assets. Such assets arising from the acquisition of the minority interest in Teradyne Laser Systems, Inc. in 1991 are being amortized on a straight-line basis over their estimated useful lives of from 3 to 15 years. Goodwill arising in connection with the acquisition of the assets of Reel-Tech in 1997 is being amortized on a straight-line basis over 10 years. During 1998, the Company wrote off $178 thousand of net intangible assets associated with the

                             GENERAL SCANNING INC.

                               December 31, 1998

Reel-Tech assembled workforce when operations were relocated. Amortization expense was $84 thousand in 1996, $109 thousand in 1997 and $398 thousand in 1998.

3. Property, Plant and Equipment

Property, plant and equipment consists of the following:

                                                               December 31,
                                                             ------------------
                                                               1997      1998
                                                             --------  --------
                                                              (in thousands)
   Cost:
   Land, buildings and improvements......................... $ 13,134  $ 13,375
   Machinery and equipment..................................   28,955    33,075
                                                             --------  --------
     Total cost.............................................   42,089    46,450
   Accumulated depreciation.................................  (27,478)  (31,477)
                                                             --------  --------
     Net property, plant and equipment...................... $ 14,611  $ 14,973
                                                             ========  ========

4. Accrued Expenses

Accrued expenses consists of the following:

                                                                 December 31,
                                                                ---------------
                                                                 1997    1998
                                                                ------- -------
                                                                (in thousands)
   Accrued compensation and benefits........................... $ 8,448 $ 5,822
   Income taxes................................................   3,404   4,803
   Other.......................................................   4,227   6,367
                                                                ------- -------
     Total accrued expenses.................................... $16,079 $16,992
                                                                ======= =======

5. Debt

 Notes payable to banks and current portion of long-term debt

Notes payable to banks and current portion of long-term debt consist of the following:

                                                                 December 31,
                                                                ---------------
                                                                 1997    1998
                                                                ------- -------
                                                                (in thousands)
   Lines of credit............................................. $ 4,150 $ 4,703
   Current portion of long-term debt...........................      19      19
                                                                ------- -------
     Total..................................................... $ 4,169 $ 4,722
                                                                ======= =======

The Company's revolving credit agreement with its lending bank was amended on November 28, 1997. Under its amended terms, the agreement provides for borrowings of up to $20 million and will expire on

                             GENERAL SCANNING INC.

                               December 31, 1998

December 31, 1999. Interest on outstanding borrowings is charged at the London InterBank Offered Rate (LIBOR) plus 1.25% or prime, determined at the time of borrowing. No such debt was outstanding at December 31, 1998 or 1997. A commitment fee of 3/8% per annum is paid quarterly in arrears on the unused portion. Among other restrictions, the agreement requires a minimum level of tangible net worth and compliance with certain financial covenants.

Under the terms of the revolving credit agreement, the Company's foreign operations may borrow up to a maximum of $6 million under lines of credit. Such debt outstanding at December 31, 1998 was denominated in yen with a weighted average interest rate of 1.6%.

 Long-term debt

Long-term debt consists of a mortgage payable at 10 3/8% interest, collateralized by certain land and building. Interest and principal are payable at $14,906 per month until maturity in February 2000, at which time the remaining principal of $1,507,516 will be payable. The portion of principal payable within one year, which is included in current liabilities, is $19 thousand.

 Fair value of financial instruments

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of the year-end fair value of significant financial instruments, including debt. The Company believes, based upon current terms, that the carrying value of its debt approximates its fair value.

6. Deferred Compensation

Officers and certain employees may defer payment of their compensation until termination of employment or later. Interest on the outstanding balance is credited quarterly at the prime rate. The portion of deferred compensation estimated to be due within one year is included in current liabilities.

7. Stockholders' Equity

 Preferred stock

In August 1995, the stockholders approved an amendment to the Articles of Organization which authorizes 1,000,000 shares of preferred stock, $.01 par value. The preferred stock is divisible and issuable into one or more series. The rights and preferences of the different series may be established by the Board of Directors without further action by the stockholders. The Board of Directors is authorized, with respect to each series, to fix and determine, among other things, (i) the dividend rate, (ii) the liquidation preference,
(iii) whether such shares will be convertible into, or exchangeable for, any other securities and (iv) whether such shares will have voting rights and, if so, the conditions under which such shares will vote as a separate class.

 Shareholder rights plan

On April 30, 1997, the Board of Directors adopted a Shareholders Rights Plan (the "Plan") and declared a dividend distribution, payable on May 1, 1997, of one preferred share purchase right under the Plan (each a "Right") for each outstanding share of common stock of the Company. Under the Plan, each Right, when exercisable, entitles the holder to purchase from the Company one ten-thousandth of a share of the Company's Series A Junior Participating Preferred Stock at a price of $70 per one ten-thousandth of a Preferred Share,

                             GENERAL SCANNING INC.

                               December 31, 1998

subject to adjustment and to certain exceptions. The value of the one ten-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right is intended to approximate the value of one share of common stock.

The rights are not exercisable and cannot be transferred separately from the common stock until the first to occur of (a) 10 business days after a public announcement that a person or group of affiliated or associated persons (excluding certain persons and groups) has acquired beneficial ownership of 20% or more of the outstanding common stock (the date of such an announcement, a "Shares Acquisition Date"), or (b) 10 business days (subject to extension by the Board) after the start or announcement of a tender or exchange offer, the consummation of which would result in beneficial ownership by a person or group of 20% or more of the outstanding common stock.

Prior to the earlier of (a) the tenth day after the Shares Acquisition Date, or
(b) the expiration of the Rights, the Company may under certain circumstances redeem the Rights at a price of $0.001 per Right. In certain cases a Right will entitle the holder to purchase common stock of the Company or an acquiring company having a value of two times the exercise price of the Right. Under certain conditions the Company may exchange the Rights for common stock or preferred stock. The Rights expire on May 1, 2007 unless they are redeemed by the Company.

So long as the Rights are not transferable separately from the common stock, the Company will issue one Right with each new share of common stock issued. The Rights could have certain anti-takeover effects, in that they would cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors.

 Stock options

The 1992 Stock Option Plan, as amended in April 1998, provides for the issuance of nonqualified and incentive stock options to purchase up to 2,000,000 shares of the Company's common stock, of which 271,194 were available for future grant at December 31, 1998. Under this plan, options are granted at the fair value per share as determined by the Board of Directors at the date of grant. Outstanding options vest over periods of three or four years beginning on the date of grant and expire ten years from the date of grant. The Company's 1981 Stock Option Plan has terminated; however, options to purchase 72,750 shares of common stock were outstanding under the 1981 Plan at December 31, 1998.

During 1995, the Financial Accounting Standards Board issued SFAS No. 123, which defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation costs for those plans using the method of accounting prescribed by APB 25. Entities electing to remain with the accounting in APB 25 must make pro forma disclosures of net income and, if presented, earnings per share as if the fair value based method of accounting defined in the statement had been applied.

The Company has elected to account for its stock-based compensation plans under APB 25, under which immaterial amounts of compensation have been recognized. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts below. Because the method of accounting under SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation costs may not be representative of that to be expected in future years.

                             GENERAL SCANNING INC.

                               December 31, 1998

                                                    1996   1997   1998
                                                   ------ ------ -------
   Net income (loss) (in thousands): As reported   $6,601 $5,109 $(1,874)
                                     Pro forma     $6,354 $4,410 $(3,351)
   Diluted income (loss) per share:  As reported   $ 0.53 $ 0.40 $ (0.15)
                                     Pro forma     $ 0.51 $ 0.35 $ (0.27)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 6.3% in 1996, 5.5% in 1997 and 4.7% in 1998; expected dividend yield of zero; expected lives upon vesting of 2 years in 1998, 4 years in 1997 and 1996; and expected volatility of 50%. The weighted average fair value per share of options granted was $4.47 in 1996, $6.74 in 1997 and $5.86 in 1998.

Stock option activity for the years ended December 31, 1996, 1997 and 1998 is presented below.

                                                                       Wtd. Avg.
                                                             Options   Ex. Price
                                                            ---------  ---------
   Outstanding at December 31, 1995........................ 1,080,974     2.81
    Granted................................................   166,250    14.33
    Exercised..............................................  (212,810)    2.32
    Canceled...............................................    (6,250)    7.65
                                                            ---------   ------
   Outstanding at December 31, 1996........................ 1,028,164     4.75
    Granted................................................   287,000    14.78
    Exercised..............................................  (449,523)    2.71
    Canceled...............................................   (11,065)   10.97
                                                            ---------   ------
   Outstanding at December 31, 1997........................   854,576     9.10
    Granted................................................   973,950    14.56
    Exercised..............................................  (215,753)    2.75
    Canceled...............................................   (70,533)   14.41
                                                            ---------   ------
   Outstanding at December 31, 1998........................ 1,542,240   $13.19
                                                            =========   ======
   Exercisable at December 31, 1998........................   512,809   $10.48
                                                            =========   ======

Additional information regarding the options outstanding at December 31, 1998 follows:

   Range of
   Exercise   No. of    Wtd. avg.      Wtd. avg.      Number      Wtd. avg.
    prices    options exercise price remaining life exercisable exercise price
   --------   ------- -------------- -------------- ----------- --------------
   $2.24-
    $5.00     275,425     $ 3.91       6.8 years      157,825       $ 3.13
   $ 6.00-
    $10.00    311,445     $ 6.53       9.1 years      104,216       $ 6.90
   $10.88-
    $15.00    327,580     $13.88       8.1 years      155,228       $14.00
   $15.13-
    $20.00    446,180     $19.76       7.9 years       51,650       $19.73
   $20.31-
    $32.63    181,610     $21.32       9.3 years       43,890       $22.10

 Warrants

The Company has issued warrants for the purchase of common stock to the nonemployee members of the Board of Directors. Warrants issued through 1995 vested over periods of three or four years, beginning on the

                             GENERAL SCANNING INC.

                               December 31, 1998

date of grant, and expire ten years from the date of grant. In 1996, 65,000 of such warrants were exercised at prices ranging from $1.75 to $2.50 per share, in 1997, 17,500 of such warrants were exercised at $1.75 per share, and in 1998, 25,000 of such warrants were exercised at prices ranging from $2.36 to $2.50 per share. At December 31, 1998, 12,500 of such warrants, all of which are exercisable, remain outstanding at $2.36 per share.

During 1995, the stockholders adopted the 1995 Directors' Warrant Plan and reserved 100,000 shares for future issuance of warrants to nonemployee directors under the Plan. The exercise price of such warrants is the fair market value per share as determined by a committee of the Board of Directors at the date of grant. The warrants are subject to vesting as determined by such committee and expire ten years from the date of grant. In 1996, 8,000 such warrants were granted at an exercise price of $20.75 per share, in 1997, 8,000 such warrants were granted at an exercise price of $13.00 per share, and in 1998, 32,000 such warrants were granted at exercise prices ranging from $14.13 to $20.44 per share. In 1997, 4,000 such warrants were exercised at prices ranging from $13.00 to $20.75 per share. At December 31, 1998, 40,000 of such warrants, all of which are exercisable, remain outstanding at exercise prices ranging from $13.00 to $20.75 per share.

8. Defined Contribution Plan

The Company has a defined contribution employee savings plan under the provisions of Section 401(k) of the Internal Revenue Code under which contributions may be made by its domestic employees. The Company matches the contributions of participating employees on the basis of the percentages specified in the plan. Company matching contributions to the plan were $1,080 thousand, $1,379 thousand and $1,444 thousand for the years ended December 31, 1996, 1997 and 1998, respectively.

9. Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using the currently enacted tax rates.

The components of income (loss) before income taxes for the years ended December 31 are as follows:

                                                          Year ended December
                                                                  31,
                                                         ----------------------
                                                          1996    1997   1998
                                                         ------- ------ -------
                                                             (in thousands)
   United States........................................ $10,348 $3,860 $(4,095)
   Foreign..............................................   1,620  3,751   1,222
                                                         ------- ------ -------
     Total.............................................. $11,968 $7,611 $(2,873)
                                                         ======= ====== =======

                             GENERAL SCANNING INC.

                               December 31, 1998


The provision (benefit) for income taxes for the years ended December 31 consists of the following:

                                                        Year ended December
                                                                31,
                                                       ------------------------
                                                        1996    1997     1998
                                                       ------  -------  -------
                                                           (in thousands)
   Current:
    Federal and State................................. $5,209  $ 4,165  $ 1,076
    Foreign...........................................    804    2,174    1,586
                                                       ------  -------  -------
     Total current....................................  6,013    6,339    2,662
    Deferred..........................................   (646)  (3,837)  (3,661)
                                                       ------  -------  -------
     Total............................................ $5,367  $ 2,502  $  (999)
                                                       ======  =======  =======

The income tax provision (benefit) for the years ended December 31 is different from that which would be computed by applying the U.S. federal income tax rate to income (loss) before taxes as follows:

                                                              Year ended
                                                             December 31,
                                                           ------------------
                                                           1996  1997   1998
                                                           ----  -----  -----
   U.S. federal statutory tax rate........................ 34.0%  34.0% (34.0)%
   State income taxes, net................................  3.9    6.0   (6.0)
   Foreign sales corporation.............................. (3.0)  (5.0) (14.9)
   Research and development credits....................... (3.3) (10.5) (17.2)
   Foreign tax rate differential..........................  2.1   12.5   28.3
   Foreign loss not benefited.............................   --     --    8.9
   Merger expenses not deductible for tax purposes........  4.0     --    8.9
   Change in valuation allowance for View pre-acquisition
    losses................................................  6.8   (6.0)    --
   Other, net.............................................  0.3    1.9   (8.8)
                                                           ----  -----  -----
   Effective tax rate..................................... 44.8%  32.9% (34.8)%
                                                           ====  =====  =====

                             GENERAL SCANNING INC.

                               December 31, 1998


Significant components of deferred income tax assets as of December 31 are as follows:

                                                                December 31,
                                                               ----------------
                                                                1997     1998
                                                               -------  -------
                                                               (in thousands)
   Deferred compensation...................................... $   814  $   496
   Vacation and sick pay benefit..............................     576      535
   Inventory valuation........................................   1,577    2,858
   Warranty costs.............................................     357      474
   Depreciation...............................................    (260)    (273)
   Deferred revenue...........................................      --      411
   Operating loss and tax credit carryforwards................   2,248    3,698
   Acquired in-process research and development...............   3,816    3,583
   Accounts receivable valuation..............................     356    1,179
   Other......................................................     621      805
                                                               -------  -------
   Total deferred income tax assets...........................  10,105   13,766
   Less valuation allowance...................................  (2,248)  (2,248)
                                                               -------  -------
   Net deferred income tax assets............................. $ 7,857  $11,518
                                                               =======  =======

The Company has provided a valuation allowance of $2,248 thousand as of December 31, 1997 and 1998 on the net operating loss and tax credit carryforwards related to its wholly-owned subsidiary, View Engineering, Inc., due to the uncertainty of their realizability as a result of limitations on their utilization in accordance with certain tax laws and regulations. The operating loss carryforwards expire from 2005 through 2011 and the tax credit carryforwards expire in 1999 and 2000. Utilization of these operating loss and tax credit carryforwards is limited to approximately $1.2 million per year. In addition, the Company has other federal and state tax credit carryforwards of $1,450 thousand at December 31, 1998 which expire from 2002 through 2013.

10.  Commitments and Contingencies

 (a) Operating leases

The Company leases certain equipment and facilities under operating lease agreements that expire through 2008. The facility leases require the Company to pay real estate taxes and other operating costs. For the years ended December 31, 1996, 1997 and 1998, lease expense was approximately $1,787 thousand, $1,948 thousand and $2,717 thousand, respectively.

Minimum lease payments under operating leases expiring subsequent to December 31, 1998 are:

                                                                  (in thousands)
   1999..........................................................    $ 2,654
   2000..........................................................      2,178
   2001..........................................................      1,741
   2002..........................................................      1,590
   2003..........................................................      1,140
   Thereafter....................................................      3,491
                                                                     -------
   Total minimum lease payments..................................    $12,794
                                                                     =======

                             GENERAL SCANNING INC.

                               December 31, 1998


 (b) Recourse receivables

In Japan, where it is customary to do so, the Company discounts certain notes receivable at a bank with recourse. The Company's maximum exposure was $5,668 thousand at December 31, 1998. The fair value of the recourse receivables was not determinable. The Company received cash proceeds relating to the discounted receivables of $4,144 thousand, $5,262 thousand and $11,203 thousand during the years ended December 31, 1996, 1997 and 1998, respectively.

 (c) Legal proceedings and disputes, including subsequent events

During April 1999, the Company recorded a provision of $19 million to accrue damages and legal fees, through to appeal, relating to Electro Scientific Industries, Inc. v. General Scanning Inc. USDC Case No. C-96-4628. This amount is not reflected in the Company's consolidated financial statements as of and for the year ended December 31, 1998.

In September 1998, the U.S. District Court for the Northern District of California granted Electro Scientific's motions for summary judgment against General Scanning Inc. in this case on a claim of patent infringement and on the issue of whether Electro Scientific committed inequitable conduct by intentionally failing to cite prior art to the U.S. Patent Office in connection with one of its patents. The court denied the Company's motion for summary judgment that the patents are invalid due to prior art. During March 1999, the Court granted Electro Scientific's motion for partial summary judgment that upgrade kits, sold by General Scanning Inc. for 1.3 micron laser wavelength memory repair, infringe the patents in suit. In April 1999, a federal court jury issued a verdict that Electro Scientific's patent 5,473,624 was invalid, and that Electro Scientific's patent 5,265,114 was valid, and awarded a $13.1 million damage judgment against the Company. In July 1999, the court refused Electro Scientific's requests to increase damages awarded by the jury in April, and for attorney's fees, but granted interest on the damages. The court also affirmed the jury's decision to invalidate one of the two patents asserted by Electro Scientific in the case. The Company has appealed the decisions on infringement, the validity of the second patent and the award of damages. The Company was required to post an unsecured bond with the court in order to proceed with the appeal. No date has been set for arguments.

Robotic Vision Systems, Inc. v. View Engineering Inc., involves a complaint by Robotic Vision Systems, Inc. ("RVSI") alleging infringement of a patent by View Engineering, Inc., a wholly-owned subsidiary of General Scanning Inc. The matter was tried before a judge sitting in the U.S. District Court for the Central District of California in November 1999, and the Company is currently awaiting the court's decision. RVSI alleges infringement relating to lead inspection machines formerly sold by View and seeks damages of $60.5 million. In settlement of separate litigation with RVSI in June 1998, arising from General Scanning Inc.'s acquisition of View in August 1996, General Scanning Inc. agreed not to compete in the field of semiconductor interconnection inspections. (See Note 11).

The Company believes that the claims in this action are without merit and are vigorously defending these proceedings. However, if the Company loses on one or more of these claims and damages are awarded, there could be a material adverse effect on the Company's operating results and/or financial condition.

Voxel, a prior customer of the Company, asserted in December 1996 that the Company may not have met certain product specifications. The Company believes its product has met the necessary specifications. Pursuant to the dispute resolution section in the Development Agreement between Voxel and the Company, the matter was submitted to binding arbitration. In May 1998, a three-member panel of the American Arbitration Association decided in favor of the Company with respect to the dispute with Voxel and awarded the Company $1.9 million plus applicable post-judgement interest. Following the arbitration decision Voxel filed a voluntary

                             GENERAL SCANNING INC.

                               December 31, 1998

petition under Chapter 11, which was subsequently converted to a proceeding under Chapter 7 of the Federal Bankruptcy Code. Net accounts receivable at December 31, 1997 included approximately $1,012 thousand of billed and unbilled amounts due from Voxel. As of December 31, 1998, this amount has been written off.

During 1998, a party commenced legal proceedings in the U.S. District Court for the District of Arizona against a number of U.S. semiconductor manufacturing companies, including companies that have purchased systems from the Company. The complaint alleges that methods used by these manufacturers infringe patents held by this party. While the Company is not named as a defendant in any of the proceedings, several of the Company's customers are involved. A few of these customers have notified the Company of the allegations and have asked the Company about the actions the Company plans to take in light of patent indemnification provisions under which the Company's equipment was purchased for the operations involved in the alleged infringements.

The Company has certain other contingent liabilities resulting from litigation and claims incidental to its business, including patent infringement suits relating to products currently sold or expected to be sold by the Company. Management believes that the probable resolution of such contingencies will not have a materially adverse effect on the Company's results of operations or financial position.

11. Restructuring, Litigation and Other Charges

The $7.7 million restructuring, litigation and other charges in 1998 include $3.7 million relating to the settlement with Robotic Vision Systems, Inc. ("RVSI") and $4.0 million relating to reductions in the Company's cost structure.

In August 1996, RVSI commenced an action against General Scanning in the United States District Court for the Eastern District of New York. RVSI claimed that General Scanning improperly obtained proprietary information from RVSI for the purpose of obtaining ownership of View and of thwarting RVSI's attempts to acquire View. The plaintiff was seeking compensatory and punitive damages in an unspecified amount. In September 1997 and January 1998, that same Court issued a series of decisions on General Scanning's motion for summary judgment. Claims were dismissed for: (1) breach of contract, (2) breach of the implied covenant of good faith and fair dealing, and (3) violations under the Massachusetts Unfair and Deceptive Business Practices Statute. Claims were not dismissed for:
(1) tortious interference with business relations, (2) fraud of confidential business information, and (3) unfair competition in contravention of New York common law.

In June 1998, the Company settled the remaining litigation claims with RVSI. Under the terms of the settlement, the Company has agreed not to compete and has granted an exclusive technology license to RVSI in the field of semiconductor interconnection inspection. RVSI agreed not to compete in the field of solder paste inspection.

Costs associated with the RVSI settlement were $7.4 million including unsaleable inventory of $5.1 million, legal fees of $1.3 million, employee severance of $210 thousand, leased facility costs of $188 thousand and other related costs of $602 thousand. Partially offsetting these costs is $3.75 million consideration RVSI agreed to pay the Company for the non-competition agreement and technology license. The consideration consists of a subordinated note of $2.25 million and 271,493 shares of RVSI common stock valued at $1.5 million at the settlement date based on quoted market price. The subordinated note bears interest at the prime rate with quarterly pro-rata principal payments from September 2001 through June 2003. The Company considers the common stock to be available-for-sale and, accordingly, is recording changes in its fair market value as a component of stockholders' equity.

                             GENERAL SCANNING INC.

                               December 31, 1998


In addition, as a result of the RVSI settlement, the Company has not achieved the expected economic benefits from the purchase of Reel-Tech's in-process research and development. The Company's original objective in acquiring the assets of Reel-Tech was to implement a strategy of combining certain functions performed at the back end of the semiconductor component manufacturing process, specifically marking, inspection and packaging. The Company planned to combine its laser marking capability and View Engineering's vision inspection technology with Reel-Tech's new component parts handling/packaging systems. The settlement agreement with RVSI limits the Company's ability to offer certain of these features to its customers. As a result, the in-process research and development projects at Reel-Tech were discontinued. The resulting impact is included in the Company's restructuring charges recorded during 1998. The Company does not expect any future revenue or cash flow from Reel-Tech's in-process research and development.

Charges of $4.0 million relating to reductions in the Company's cost structure include $1.4 million of leased facility costs, $178 thousand write-off of net intangible asset from acquisition of Reel-Tech assembled workforce and $2.4 million for severance of 230 employees. Accruals remaining on the balance sheet as of December 31, 1998 include $710 thousand for leased facility costs and $748 thousand related to employee severance.

12. Merger Agreement

On October 27, 1998 the Company and Lumonics Inc. ("Lumonics") entered into an Agreement and Plan of Merger (the "Agreement") to combine the companies in a merger of equals transaction. The merger was approved by the stockholders of each company on March 17, 1999 and was consummated on March 22, 1999. Pursuant to the terms of the Agreement, a wholly-owned subsidiary of Lumonics was merged with and into the Company and each outstanding share of the Company was exchanged for 1.347 shares of GSI Lumonics stock. Upon consummation of the transaction, the stockholders of General Scanning own approximately 50% of the combined company.

13. Related Party Transaction

In 1992, the Company's Board of Directors authorized a loan to an officer in the amount of $160 thousand as a reimbursement for certain relocation expenses. Under the agreement, as amended, the loan has been forgiven and charged as compensation expense on a pro-rata basis over the five years ended December 31, 1997.

14. Segment Information

In 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The new disclosure requirements established revised standards for public companies relating to the reporting of financial and descriptive information in financial statements about their operating segments.

 Business segment information

The Company has two reportable segments as set forth in the table below. In classifying operational entities into a particular segment, the Company aggregated businesses with similar economic characteristics, products and services, production processes, customers and methods of distribution. The accounting policies for segments are the same as the Company's accounting policies as described in Note 1. There are no transfers

                             GENERAL SCANNING INC.

                               December 31, 1998

between segments. Management evaluates segment performance based on segment income (loss) from operations before interest income and expense, foreign exchange transaction gains (losses), certain non-recurring items such as merger expenses, and income taxes.

                                                   Year ended December 31,
                                                  ----------------------------
                                                    1996      1997      1998
                                                  --------  --------  --------
                                                        (in thousands)
   Sales to unaffiliated customers:
    Laser systems and components................. $131,867  $154,536  $148,141
    Printers.....................................   24,666    26,994    33,256
                                                  --------  --------  --------
     Total....................................... $156,533  $181,530  $181,397
                                                  ========  ========  ========
   Income (loss) from operations:
    Laser systems and components (1,2)........... $ 11,967  $  6,075  $ (3,927)
    Printers.....................................    4,321     5,034     5,825
    Corporate expenses...........................   (2,483)   (3,455)   (3,608)
                                                  --------  --------  --------
     Total....................................... $ 13,805  $  7,654  $ (1,710)
                                                  ========  ========  ========
   Total assets:
    Laser systems and components................. $ 64,836  $ 91,923  $ 84,795
    Printers.....................................    8,150     6,844     8,274
    Corporate assets (3).........................   22,587    16,275    17,663
                                                  --------  --------  --------
     Total....................................... $ 95,573  $115,042  $110,732
                                                  ========  ========  ========
   Capital expenditures:
    Laser systems and components................. $  5,704  $  5,244  $  4,359
    Printers.....................................    1,198        91       626
                                                  --------  --------  --------
     Total....................................... $  6,902  $  5,335  $  4,985
                                                  ========  ========  ========
   Depreciation and amortization:
    Laser systems and components................. $  2,773  $  3,459  $  4,707
    Printers.....................................      407       482       406
                                                  --------  --------  --------
     Total....................................... $  3,180  $  3,941  $  5,113
                                                  ========  ========  ========

------------------
(1) Includes $10,600 charge for acquired in-process research and development in 1997.
(2) Includes $7,654 charges for restructuring, litigation and other charges in 1998.
(3) Consists primarily of cash, cash equivalents and deferred tax assets.

                             GENERAL SCANNING INC.

                               December 31, 1998

 Geographic segment information

The Company attributes revenues to geographic areas on the basis of the customer bill to location. Long-lived assets are attributed to geographic areas in which Company assets reside.

                                                      Year ended December 31,
                                                     --------------------------
                                                       1996     1997     1998
                                                     -------- -------- --------
                                                           (in thousands)
   Sales to unaffiliated customers:
    US.............................................. $ 91,833 $101,685 $108,677
    Europe..........................................   25,900   30,754   36,120
    Japan...........................................   22,100   25,523   19,955
    Asia, other.....................................   16,700   23,568   16,645
                                                     -------- -------- --------
     Total.......................................... $156,533 $181,530 $181,397
                                                     ======== ======== ========
   Long-lived assets:
    US.............................................. $ 12,491 $ 13,960 $ 14,338
    Europe..........................................      334      382      370
    Japan...........................................       97       78       62
    Asia, other.....................................       --      191      203
                                                     -------- -------- --------
     Total.......................................... $ 12,922 $ 14,611 $ 14,973
                                                     ======== ======== ========

 Major customers

The Company has revenues in 1998 from two divisions of one customer that represent $19.6 million or 10.8% of consolidated revenues. The printer and laser systems/components segments serve these divisions.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
---------------------------------------------------------------


                             [LOGO OF GSI LUMONICS]

                            4,000,000 Common Shares

                                --------------

                                   PROSPECTUS

                                --------------

                                 April 11, 2000


                               CIBC World Markets

                                   Chase H&Q

                            Needham & Company, Inc.

---------------------------------------------------------------

You should rely only on the information contained or incorporated by reference in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.